As filed with the Securities and Exchange Commission on February 15, 2002

                                                     Registration No. __________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           ---------------------------

                             VINA TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                          3661                77-0432782
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)

                             VINA Technologies, Inc.
                               39745 Eureka Drive
                                Newark, CA 94560
                                 (510) 492-0800
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           ---------------------------

                                Steven M. Bauman
                      President and Chief Executive Officer
                             VINA Technologies, Inc.
                               39745 Eureka Drive
                                Newark, CA 94560
                                 (510) 492-0800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           ---------------------------

                                   Copies to:
                                 STANTON D. WONG
                             Pillsbury Winthrop LLP
                                  P.O. Box 7880
                         San Francisco, California 94105
                                 (415) 983-1000
                              (415) 983-1200 (Fax)
                           ---------------------------

        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _____
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _____
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE
======================================================================================================================
                                           Amount To            Proposed             Proposed            Amount of
         Title of Securities                   Be           Maximum Offering     Maximum Aggregate     Registration
           To Be Registered              Registered(1)     Price Per Share(1)    Offering Price(1)          Fee
---------------------------------------  ---------------   -------------------  --------------------  ----------------
Common Stock, $.0001 par value (2)         33,544,780            $1.12           $37,570,153.60         $9,392.54
----------------------------------------------------------------------------------------------------------------------

======================================================================================================================

Calculated only for purposes of this offering under Rule 457(c) under the Securities Act of 1933, as amended (the "Securities Act"), on the basis of the average of the high and low prices per share of Common Stock of VINA Technologies, Inc. on the Nasdaq National Market on February 12, 2002.

     (1) Calculated only for purposes of this offering under Rule 457(c) under the Securities Act of 1933, as amended (the "Securities Act"), on the basis of the average of the high and low prices per share of Common Stock of VINA Technologies, Inc. on the Nasdaq National Market on February 12, 2002.

     (2) Associated with the common stock are Series A Participating Preferred stock purchase rights that will not be exercisable or evidenced separately prior to the occurrence of certain events.

                           ---------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                  Subject to Completion dated February 15, 2002


                                   PROSPECTUS

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                                33,544,780 Shares

                             VINA TECHNOLOGIES, INC.

                                  Common Stock

     This prospectus relates to the offer and sale from time to time by the selling stockholders identified herein of up to 26,454,780 shares of our outstanding common stock and up to 7,090,000 shares of common stock issuable upon exercise of warrants. Each warrant entitles the holder to purchase one share of common stock for $1.00.

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares will be for the account of the selling stockholders.

     After registration, the selling stockholders may sell the common stock from time to time to purchasers in privately negotiated transactions or may offer the shares through underwriters, broker-dealers or agents on terms to be determined at the time of the sale. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 55.

     The selling stockholders and any brokers, dealers, agents or underwriters that participate in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act.

     VINA's common stock is quoted on the Nasdaq National Market under the symbol "VINA." On February 13, 2002, the closing price of our common stock was $1.12 per share.

     These securities involve a high degree of risk. See "Risk Factors," Commencing on page 4.

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is ___, _________ 2002.

                                TABLE OF CONTENTS

                                                                            Page
PROSPECTUS SUMMARY...........................................................1

RISK FACTORS.................................................................4

ABOUT THIS PROSPECTUS........................................................15

USE OF PROCEEDS..............................................................16

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY..............................16

CAPITALIZATION...............................................................16

SELECTED CONSOLIDATED FINANCIAL DATA.........................................18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS........................................................19

BUSINESS.....................................................................28

MANAGEMENT...................................................................38

RELATED PARTY TRANSACTIONS...................................................47

PRINCIPAL AND SELLING STOCKHOLDERS...........................................49

DESCRIPTION OF CAPITAL STOCK.................................................52

PLAN OF DISTRIBUTION.........................................................55

LEGAL MATTERS................................................................56

EXPERTS......................................................................56

WHERE YOU CAN FIND ADDITIONAL INFORMATION....................................56

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................................F-1



     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not offer to sell or buy any securities in any jurisdiction in which it is unlawful. The information contained in this prospectus is current only as of its date.

                               PROSPECTUS SUMMARY

     You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and related notes, before deciding to invest in our common stock.

                             VINA Technologies, Inc.

     We develop and market telecommunications equipment that enables service providers to deliver multiple voice and data services over a single high-speed line. Our products, known as multiservice broadband access products, support both prevailing communications networks and emerging asynchronous transfer mode and internet protocol networks. Asynchronous transfer mode and internet protocol networks are packet-based networks that transmit voice and data in small bundles or packets and are substantially more efficient than prevailing circuit-based networks that transmit voice and data over dedicated circuits. Our products enable our service provider customers to migrate cost-effectively to these emerging packet-based networks. In addition, they facilitate remote upgrades and service provisioning. By bundling voice and data services, we believe that our products decrease network access equipment costs and operating expenses for our service provider customers. Our products also create additional revenue opportunities for service providers by allowing them to deliver enhanced services. These services include local and long distance voice and high-speed data services such as Internet access.

     We sell our products through our direct sales force to competitive local exchange carriers and incumbent local exchange carriers. We also sell our products through selected distributors and value-added resellers and as an original equipment manufacturer. Our principal original equipment manufacturer is Lucent Technologies and largest service provider customers include Allegiance Telecom, Nuvox Communications, Advanced TelCom Group and BellSouth.

     Many service providers are seeking to address capacity constraints and simplify the network infrastructure in the telecommunications network connection between the end user and the service provider. We refer to this connection as the first mile. Service providers are also seeking to protect their investment in existing network equipment while migrating economically to packet-based networks. We offer a family of products that allow service providers to deliver cost-effectively a suite of bundled voice and data services over a reduced number of network connections.

     We were incorporated in California in June 1996 as VINA Technologies, Inc. In June 2000, we reincorporated in Delaware under the same name. We have a limited operating history, and we have not reported an operating profit for any year since our inception. We expect our net losses to continue for the foreseeable future.

     Our principal executive offices are located at 39745 Eureka Drive, Newark, California 94560 and our telephone number is (510) 492-0800. Our website address is www.vina-tech.com. Information on our website does not constitute part of this prospectus.

                                  The Offering


Common stock offered by the selling stockholders,
including shares issuable under the warrants...........        33,544,780 shares

Common stock to be outstanding after
     this offering....................................         69,103,759 shares

Use of proceeds...  We will not receive any proceeds  from the sale of shares of common stock in this offering by the selling stockholders. However, we will receive the exercise price of the warrants if the selling stockholders exercise their warrants on a cash basis. See "Use of Proceeds."

Nasdaq National Market symbol.........................          VINA

                              About This Prospectus

     Unless otherwise indicated, the information in this prospectus:

     o is based upon 62,013,759 common shares outstanding as of December 31, 2001;

     o excludes 13,353,743 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2001, at a weighted average exercise price of $1.99 per share;

     o excludes 7,090,000 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 2001;

     o excludes 4,132,334 shares of common stock available for future issuance under our stock option and incentive plans as of December 31, 2001; and

     o excludes 792,251 shares of common stock available for issuance under our 2000 employee stock purchase plan.

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                 (in thousands, except per share data)

                                                                      Years Ended
                                                                      December 31,
                                         -----------   ---------  --------   -----------  ---------
                                             1997        1998        1999        2000        2001
                                         -----------   ---------  --------   -----------  ---------
Consolidated Statements of
   Operations Data:
Net revenue ............................. $    579    $  4,393    $ 12,700    $ 32,078    $ 46,896
Gross profit (2) ........................       37       2,339       4,987      12,838      17,345
Total costs and expenses ................    4,517      10,742      22,286      57,902      66,624
Loss from operations ....................   (4,480)     (8,403)    (17,299)    (45,064)    (49,279)
Net loss ................................   (4,315)     (7,990)    (17,076)    (43,332)    (47,896)
Net loss per share, basic
   and diluted (1) ...................... $  (4.83)   $  (2.63)   $  (3.30)   $  (2.63)   $  (1.29)
                                          ========    ========    ========    ========    ========

Shares used in computation,
   basic and diluted (1).................      894       3,038       5,169      16,467      37,121
                                          ========    ========    ========    ========    ========

---------------------

     (1) See Notes 1 and 9 of notes to consolidated financial statements for further details on the determination of the number of shares used in computing per share data.

     (2) Excludes deferred stock compensation expense which totaled $2,000, $152,000, $1.9 million and $1.0 million at December 31, 1998, 1999,
          2000, and 2001, respectively. There was no deferred stock compensation expense in 1997.


                                                              December 31, 2001
                                                              -----------------
                                                               (in thousands)
                                                              -----------------

     Consolidated Balance Sheet Data:
     Cash, cash equivalents and short-term investments.......      16,305
     Working capital.........................................      28,558
     Total assets............................................      79,911
     Total stockholders' equity..............................      66,274

                                  RISK FACTORS


     You should carefully consider the risks described below, together with all of the other information set forth in this prospectus, before making a decision to buy our common stock.

                          Risks Related To Our Business

Because we have a limited operating history and operate in a new and rapidly evolving telecommunications market, you may have difficulty assessing our business and predicting our future financial results.

     We were incorporated in June 1996 and did not begin shipping our products until March 1997. Due to our limited operating history, it is difficult or impossible for us to predict our future results of operations.

We have a history of losses, we expect future losses,  and we may not be able to
generate   sufficient   net   revenue  in  the  future  to  achieve  or  sustain
profitability.

     We have incurred significant losses since inception and expect that our net losses and negative cash flow from operations will continue for the foreseeable future. We incurred net losses of approximately $17.1 million in 1999, $43.3 million in 2000 and $47.9 million in 2001. As of December 31, 2001, we had an accumulated deficit of approximately $121.4 million. To achieve profitability, we will need to generate and sustain substantially higher net revenue while maintaining reasonable cost and expense levels. We expect to continue to incur significant expenses for research and development, sales and marketing, customer support, developing direct sales and distribution channels, and general and administrative expenses.

We rely on a small number of telecommunications customers for substantial portions of our net revenue. If we lose one of our customers or experience a delay or cancellation of a significant order or a decrease in the level of purchases from any of our customers, our net revenue could decline and our operating results and business could be harmed.

     We derive almost all of our net revenue from direct sales to a small number of telecommunications customers and our indirect sales through Lucent Technologies, one of our original equipment manufacturer, or OEM, customers that sell and market our products. If we lose one of our customers or experience a delay or cancellation of a significant order or a decrease in the level of purchases from any of our customers, our net revenue could decline and our operating results and business could be harmed. Our three largest customers accounted for approximately 74% of our net revenue for the year ended December 31, 2001, specifically sales to Lucent Technologies, Nuvox Communications, and Advanced TelCom Group accounted for 42%, 20% and 12%, respectively. We expect that the telecommunications industry will continue to experience consolidation. If any of our customers is acquired by a company that is one of our competitors' customers, we may lose its business. In addition, if an OEM customer is acquired, we could lose that customer. For example, Intermedia Communications, one of our service provider customers, was acquired by MCI WorldCom. Also, the ultimate business success of our direct service provider customers, our OEM customers and value added resellers, or VARs, and our indirect customers who purchase our products through an OEM customer and VARs, could affect the demand for our products. In addition, any difficulty in collecting amounts due from one or more of our key customers could harm our operating results and financial condition. If any of these events occur, our net revenue could decline and our operating results and business could be harmed.

The difficulties experienced by many of our current and potential CLEC customers have had and are expected to continue to have an adverse effect on our business.

     To date, we have sold the majority of our products to competitive local exchange carrier, or CLEC, customers, either directly or through our OEM customers. CLECs have experienced extreme difficulties in obtaining financing for their businesses. As a result, CLECs have been forced to scale back their operations or terminate their operations. If our customers become unable to pay for shipped products, we may be required to write-off significant amounts of our accounts receivable. Similarly, if our customers order products and then suspend or cancel the orders prior to shipping, we will not generate revenues from the products we build. In such circumstances, our inventories may increase and our expenses will increase. Further, we may incur substantially higher inventory carrying costs and excess inventory that could become obsolete over time. We expect that our business will continue to be significantly and negatively affected unless and until there is substantial improvement in the ability of CLECs to finance their businesses.

Since the telecommunications industry is characterized by large purchase orders placed on an irregular basis, it is difficult to accurately forecast the timing and size of orders. Accordingly, our net revenue and operating results may vary significantly and unexpectedly from quarter to quarter.

     We may receive purchase orders for significant dollar amounts on an irregular basis depending upon the timing of our customers' network deployment and sales and marketing efforts. Because orders we receive may have short lead times, we may not have sufficient inventory to fulfill these orders, and we may incur significant costs in attempting to expedite and fulfill these orders. In addition, orders expected in one quarter could shift to another because of the timing of our customers' purchase decisions and order reductions or cancellations. For example, under our OEM agreement with Lucent, Lucent has the right to delay previously placed orders for any reason. The time required for our customers to incorporate our products into their own can vary significantly and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results. Accordingly, our net revenue and operating results may vary significantly and unexpectedly from quarter to quarter.

     Our customers have in the past built, and may in the future build, significant inventory in order to facilitate more rapid deployment of anticipated major projects or for other reasons. After building a significant inventory of our products, these parties may be faced with delays in these anticipated major projects for various reasons. For example, as a result, Lucent may be required to maintain a significant inventory of our products for longer periods than they originally anticipated, which would reduce further purchases. These reductions, in turn, could cause fluctuations in our future results of operations and severely harm our business and financial condition.

We have a limited order backlog. If we do not obtain substantial orders in a quarter, we may not meet our net revenue objectives for that quarter.

     Since inception, our order backlog at the beginning of each quarter has not been significant, and we expect this trend to continue for the foreseeable future. Accordingly, we must obtain substantial additional orders in a quarter for shipments in that quarter to achieve our net revenue objectives. Our sales agreements allow purchasers to delay scheduled delivery dates without penalty. Our customer purchase orders also allow purchasers to cancel orders within negotiated time frames without significant penalty. In addition, due in part to factors such as the timing of product release dates, purchase orders and product availability, significant volume shipments of our products could occur near the end of our fiscal quarters. If we fail to ship products by the end of a quarter, our operating results could be adversely affected for that quarter.

Our products require substantial investment over a long product development cycle, and we may not realize any return on our investment.

     The development of new or enhanced products is a complex and uncertain process. We and our OEM customers have in the past and may in the future experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. For example, we expected to begin shipment of our MBX product in the second quarter of 2001, but the schedule for these shipments was delayed to the third quarter of 2001 because of continued development issues and then suspended temporarily due to the MBX's failure to meet all of its specified applications. Development costs and expenses are incurred before we generate any net revenue from sales of products resulting from these efforts. We intend to continue to incur substantial research and development expenses, which could have a negative impact on our earnings in future periods.

If we do not predict our manufacturing requirements accurately, we could incur additional costs and suffer manufacturing delays.

     We currently provide forecasts of our demand to our contract manufacturer 12 months prior to scheduled delivery of products to our customers. Lead times for the materials and components that we order vary significantly and depend on numerous factors, including the specific supplier, contract terms and demand for a component at a given time. If we overestimate our manufacturing requirements, demand for our products are lower than forecasted, or a product in our manufacturing forecast becomes obsolete, our contract manufacturer may have purchased excess or obsolete inventory. For example, in March 2001 we expensed $1.8 million for excess inventory purchase commitments. For those parts that are unique to our products, we could be required to pay for these excess or obsolete parts and recognize related inventory write-offs. If we underestimate our requirements, our contract manufacturer may have an inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments which could negatively affect our net revenue in such periods.

If our products contain undetected software or hardware errors, we could incur significant unexpected expenses, experience product returns and lost sales and be subject to product liability claims.

     Our products are highly technical and are designed to be deployed in very large and complex networks. While our products have been tested, because of their nature, they can only be fully tested when deployed in networks that generate high amounts of voice or data traffic. Because of our short operating history, some of our products have not yet been broadly deployed. Consequently, our customers may discover errors or defects in our products after they have been broadly deployed. For example, following deployment of our MBX product it was discovered that the MBX failed to meet all of its specified applications. We have temporarily suspended deployment of the MBX. The MBX is still available to customers that require only limited applications. We are currently working to resolve the software issues and expect to begin reshipments of the MBX by the end of March 2002. However, we can give no assurances that we will meet this goal or that we will be able to resolve all the software issues and application deficiencies presented by the MBX. Failure to resolve the issues with our MBX product in a timely manner could result in the loss of customers and a decrease in net revenue and market share. In addition, our customers may use our products in conjunction with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. Any defects or errors in our products discovered in the future, or failures of our customers' networks, whether caused by our products or another vendor's products, could result in loss of customers or decrease in net revenue and market share.

     We may be subject to significant liability claims because our products are used in connection with critical communications services. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. However, these limitations may not preclude all potential claims resulting from a defect in one of our products. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any of these claims, whether or not successful, could seriously damage our reputation and business.

We plan to invest a significant amount of our resources to fund the development, marketing and sale of our products. However, if we are unable to expand our sales and marketing operations, we will not be able to generate additional sales.

     We plan to incur significant amount of operating expenses to fund greater levels of research and development, expand our sales and marketing operations, broaden our customer support capabilities and develop new distribution channels. Our operating expenses are largely based on anticipated personnel requirements and net revenue trends, and a high percentage of our expenses are, and will continue to be, fixed. In addition, we may be required to spend more for research and development than originally budgeted in order to respond to industry trends. As a result, any delay in generating or recognizing net revenue could cause significant variations in our operating results from quarter to quarter and could result in substantial operating losses.

Our net revenue could decline significantly if our relationship with our major OEM customer deteriorates.

     A significant portion of our net revenue is derived from sales to Lucent Technologies, one of our OEM customers. Our agreement with Lucent is not exclusive and does not contain minimum volume commitments. Lucent Technologies accounted for approximately 42% of our net revenue for the year ended December 31, 2001. Our OEM agreement with Lucent expires in May 2002, and we can give no assurances that we will be able to extend the term of our contract or enter into a new contract with Lucent. Lucent may terminate the agreement earlier upon 60 days' notice. At any time or after a short period of notice, Lucent could elect to cease marketing and selling our products. They may so elect for a number of reasons, including the acquisition by Lucent of one or more of our competitors or their technologies, or because one or more of our competitors introduces superior or more cost-effective products. In addition, we intend to develop and market new products that may compete directly with the products of Lucent, which may also harm our relationships with this customer. For example, our Multiservice Broadband Xchange, or MBX, product may compete with products offered by our OEM customers, including Lucent, which could adversely affect our relationship with that customer. Our existing relationship with Lucent could make it harder for us to establish similar relationships with Lucent's competitors. Any loss, reduction, delay or cancellation in expected sales to our OEM customers, the inability to extend our contract or enter into a new contract with Lucent on favorable terms, or our inability to establish similar relationships with new OEM customers in the future, would hurt our business and our ability to increase net revenue and could cause our quarterly results to fluctuate significantly.

Telecommunications networks are comprised of multiple hardware and software products from multiple vendors. If our products are not compatible with other companies' products within our customers' networks, orders will be delayed or cancelled.

     Many of our customers require that our products be designed to work with their existing networks, each of which may have different specifications and utilize multiple protocols that govern the way devices on the network communicate with each other. Our customers' networks may contain multiple generations of products from different vendors that have been added over time as their networks have grown and evolved. Our products may be required to work with these products as well as with future products in order to meet our customers' requirements. In some cases, we may be required to modify our product designs to achieve a sale, which may result in a longer sales cycle, increased research and development expense, and reduced operating margins. If our products are not compatible with existing equipment in our customers' networks, whether open or proprietary, installations could be delayed, or orders for our products could be cancelled.

Our failure to enhance our existing products or develop and introduce new products that meet changing customer requirements and technological advances would limit our ability to sell our products.

     Our ability to increase net revenue will depend significantly on whether we are able to anticipate or adapt to rapid technological innovation in the telecommunications industry and to offer, on a timely and cost-effective basis, products that meet changing customer demands and industry standards. If the standards adopted are different from those which we have chosen to support, market acceptance of our products may be significantly reduced or delayed.

     Developing new or enhanced products is a complex and uncertain process and we may not have sufficient resources to successfully and accurately anticipate technological and market trends, or to successfully manage long development cycles. We must manage the transition from our older products to new or enhanced products to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products are available for delivery to meet anticipated customer demand. Any significant delay or failure to release new products or product enhancements on a timely and cost-effective basis could harm our reputation and customer relationships, provide a competitor with a first-to-market opportunity or allow a competitor to achieve greater market share.

If we fail to win contracts at the beginning of our telecommunications customers' deployment cycles, we may not be able to sell products to those customers for an extended period of time, which could inhibit our growth.

     Our existing and potential telecommunications customers generally select a limited number of suppliers at the beginning of a deployment cycle. As a result, if we are not selected as one of these suppliers, we may not have an opportunity to sell products to that customer until its next purchase cycle, which may be an extended period of time. In addition, if we fail to win contracts from existing and potential customers that are at an early stage in their design cycle, our ability to sell products to these customers in the future may be adversely affected because they may prefer to continue purchasing products from their existing vendor. Since we rely on a small number of customers for the majority of our sales, our failure to capitalize on limited opportunities to win contracts with these customers could severely harm us.

Since the sales cycle for our products is typically long and unpredictable, we have difficulty predicting future net revenue and our net revenue and operating results may fluctuate significantly.

     A customer's decision to purchase our products often involves a significant commitment of its resources and a lengthy evaluation and product qualification process. Our sales cycle varies from a few months to over a year. As a result, we may incur substantial sales and marketing expenses and expend significant management effort without any assurance of a sale. A long sales cycle also subjects us to other risks, including customers' budgetary constraints, internal acceptance reviews and order reductions or cancellations. Even after deciding to purchase our products, our customers often deploy our products slowly.

The telecommunications industry is characterized by rapidly changing technologies. If we are unable to develop and maintain strategic relationships with vendors of emerging technologies, we may not be able to meet the changing needs of our customers.

     Our success will depend on our ability to develop and maintain strategic relationships with vendors of emerging technologies. We depend on these relationships for access to information on technical developments and specifications that we need to develop our products. We also may not be able to predict which existing or potential partners will develop leading technologies or industry standards. We may not be able to maintain or develop strategic relationships or replace strategic partners that we lose. If we fail to develop or maintain strategic relationships with companies that develop necessary technologies or create industry standards, our products could become obsolete. We could also be at a competitive disadvantage in attempting to negotiate relationships with those potential partners in the future. In addition, if any strategic partner breaches or terminates its relationship with us, we may not be able to sustain or grow our business.

We depend upon a single contractor for most of our manufacturing needs. Termination of this relationship could impose significant costs on us and could harm or interfere with our ability to meet scheduled product deliveries.

     We do not have internal manufacturing capabilities and have generally relied primarily on a contract manufacturer, Benchmark Electronics, or Benchmark, to build our products. Effective April 1, 2001, we transferred primary manufacturing responsibility of our products from Flextronics International Limited, or Flextronics to Benchmark. We do not yet have a definitive manufacturing contract with Benchmark. We expect to have a signed formal contract by the end of first quarter of 2002. If we execute a formal contract with Benchmark, we anticipate that Benchmark will be able to cancel the contract on short notice and will not be obligated to supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. Our reliance on Benchmark involves a number of risks, including the lack of operating history between us and Benchmark, the current absence of any written contract, absence of control over our manufacturing capacity, the unavailability of, or interruptions in, access to process technologies and reduced control over component availability, delivery schedules, manufacturing yields and costs. If we are unable to successfully negotiate a contract with Benchmark that will meet our manufacturing needs, we will not have a primary manufacturing contract with any third party. We will have to immediately identify and qualify one or more acceptable alternative manufacturers, which could result in substantial manufacturing delays and cause us to incur significant costs. It is possible that an alternate source may not be available to us when needed or be in a position to satisfy our production requirements at acceptable prices and quality. Any significant interruption in manufacturing would harm our ability to meet our scheduled product deliveries to our customers, harm our reputation and could cause the loss of existing or potential customers, any of which could seriously harm our business and operating results.

We depend on sole source and limited source suppliers for key components. If we are unable to buy components on a timely basis, we will not be able to deliver our products to our customers on time which could cause us to lose customers. If we purchase excess components to reduce this risk, we may incur significant inventory costs.

     We obtain several of the key components used in our products, including interface circuits, microprocessors, digital signal processors, digital subscriber line modules and flash memory, from single or limited sources of supply. We have encountered, and expect in the future to encounter, difficulty in obtaining these components from our suppliers. For example, in the fourth quarter of 1999, we experienced a severe shortage of components, particularly subscriber line interface circuits, which jeopardized our ability to deliver our products in a timely fashion. We purchase most components on a purchase order basis and we do not have guaranteed supply arrangements with most of our key suppliers. Financial or other difficulties faced by our suppliers or significant changes in demand for these components could limit the availability of these components to us at acceptable prices and on a timely basis, if at all. Any interruption or delay in the supply of any of these components, or our inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, would limit our ability to meet scheduled product deliveries to our customers or force us to reengineer our products, which may hurt our gross margins and our ability to deliver products on a timely basis, if at all. A substantial period of time could be required before we would begin receiving adequate supplies from alternative suppliers, if available. In addition, qualifying additional suppliers is time consuming and expensive and exposes us to potential supplier production difficulties or quality variations.

The telecommunications market is becoming increasingly global. While we plan to expand internationally, we have limited experience operating in international markets. In our efforts to expand internationally, we could become subject to new risks which could hamper our ability to establish and manage our international operations.

     We have sales and customer support personnel covering the United Kingdom and Latin America and have initiated distribution relationships in Europe. We have limited experience in marketing and distributing our products internationally and in developing versions of our products that comply with local standards. In addition, our international operations will be subject to other inherent risks, including:

o the failure to adopt regulatory changes that facilitate the provisioning of competitive communications services;

o    difficulties adhering to international protocol standards;

o    expenses associated with customizing products for other countries;

o    protectionist laws and business practices that favor local competition;

o    reduced protection for intellectual property rights in some countries;

o difficulties enforcing agreements through other legal systems and in complying with foreign laws;

o    fluctuations in currency exchange rates;

o    political and economic instability; and

o    import or export licensing requirements.

The complex nature of our telecommunications products requires us to provide our customers with a high level of service and support by highly trained personnel. If we do not expand our customer service and support organization, we will not be able to meet our customers' demands.

     We currently have a small customer service and support organization, and we will need to increase these resources to support any increase in the needs of our existing and new customers. Hiring customer service and support personnel in our industry is very competitive due to the limited number of people available with the necessary technical skills and understanding of our technologies. If we are unable to expand or maintain our customer service and support organization, our customers may become dissatisfied and we could lose customers and our reputation could be harmed. A reputation for poor service would prevent us from increasing sales to existing or new customers.

The competition for qualified personnel is particularly intense in our industry and in Northern California. If we are unable to attract and retain key personnel, we may not be able to sustain or grow our business.

     Our success depends to a significant degree upon the continued contributions of the principal members of our sales, marketing, engineering and management personnel, many of whom would be difficult to replace. None of our officers or key employees is bound by an employment agreement for any specific term, and we do not have "key person" life insurance policies covering any of our employees. The competition for qualified personnel remains strong in our industry and in Northern California, where there is a high concentration of established and emerging growth technology companies. This competition makes it more difficult to retain our key personnel and to recruit new highly qualified personnel. To attract and retain qualified personnel, we may be required to grant large option or other stock-based incentive awards, which may be highly dilutive to existing shareholders. We may also be required to pay significant base salaries and cash bonuses to attract and retain these individuals, which payments could harm our operating results. If we are not able to attract and retain the necessary personnel, we could face delays in developing our products and implementing our sales and marketing plans, and we may not be able to grow our business.

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. Failure to protect our intellectual property will limit our ability to compete and result in a loss of a competitive advantage and decreased net revenue.

     Our success and ability to compete depend substantially on our proprietary technology. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased net revenue. We presently have four U.S. patent applications pending, but no issued patents. Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of many foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to protect our proprietary rights against unauthorized third party copying or use. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and may not ultimately be successful.

We may be subject to intellectual property infringement claims that are costly to defend and could limit our ability to use some technologies in the future.

     Our industry is characterized by frequent intellectual property litigation based on allegations of infringement of intellectual property rights. From time to time, third parties have asserted, and may assert in the future, patent, copyright, trademark and other intellectual property rights to technologies or rights that are important to our business. In addition, our agreements may require that we indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. Any claims asserting that our products infringe or may infringe the proprietary rights of third parties, with or without merit, could be time-consuming, result in costly litigation and divert the efforts of our technical and management personnel. These claims could cause us to stop selling, incorporating or using our products that use the challenged intellectual property and could also result in product shipment delays or require us to redesign or modify our products or enter into licensing agreements. These licensing agreements, if required, could increase our product costs and may not be available on terms acceptable to us, if at all.

If necessary  licenses of third-party  technology are not available to us or are
very   expensive,   we  may  be  unable  to  develop  new  products  or  product enhancements.

     From time to time we may be required to license technology from third parties to develop new products or product enhancements. These third-party licenses may not be available to us on commercially reasonable terms, if at all. Our inability to obtain necessary third-party licenses may force us to obtain substitute technology of lower quality or performance standards or at greater cost, any of which could seriously harm the competitiveness of our products.

Because our headquarters are located in Northern California, which is a region containing active earthquake faults if a natural disaster occurs or the power energy crisis continues, our business could be shut down or severely impacted.

     Our business and operations depend on the extent to which our facility and products are protected against damage from fire, earthquakes, power loss and similar events. Despite precautions taken by us, a natural disaster or other unanticipated problem could, among other things, hinder our research and development efforts, delay the shipment of our products and affect our ability to receive and fulfill orders.

        Risks Associated With The Multiservice Broadband Access Industry

Intense competition in the market for our telecommunications products could prevent us from increasing or sustaining our net revenue and prevent us from achieving or sustaining profitability.

     The market for multiservice broadband access products is highly competitive. We compete directly with numerous companies, including Accelerated Networks, Adtran, Alcatel, Carrier Access, Cisco Systems, Lucent Technologies, Siemens, Zhone Technologies and Polycom. Many of our current and potential competitors have longer operating histories, greater name recognition, significantly greater selling and marketing, technical, manufacturing, financial, customer support, professional services and other resources, including vendor-sponsored financing programs. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products to leverage their customer bases and broaden product offerings to gain market share. In addition, our competitors may foresee the course of market developments more accurately than we do and could develop new technologies that compete with our products or even render our products obsolete. We may not have sufficient resources to continue to make the investments or achieve the technological advances necessary to compete successfully with existing or new competitors. In addition, due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including other large telecommunications equipment manufacturers, may enter our markets and further intensify competition.

     We believe that our existing OEM customers continuously evaluate whether to offer their own multiservice broadband access devices. If our OEM customers decide to internally design and sell their own multiservice broadband access devices, or acquire one or more of our competitors or their broadband access technologies, they could eliminate or substantially reduce their purchases of our products. One of our OEM customers, Lucent Technologies, accounted for approximately 42% of our net revenue for the year ended December 31, 2001. In addition, our current growth may cause our OEM customers, including Lucent, to view us as greater competition. Our OEM relationships could also be harmed as we develop and market new products that may compete directly with the products of our OEM customer. For example, our MBX product may compete with products offered by Lucent, which could adversely affect our relationship with that customer. We cannot assure you that our OEM customers will continue to rely, or expand their reliance, on us as an external source of supply for their multiservice broadband access devices. Because we rely on one OEM customer for a substantial portion of our net revenue, a loss of sales to this OEM customer could seriously harm our business, financial condition and results of operations.

Because our industry is characterized by consolidation, we could potentially lose customers, which would harm our business.

     The markets in which we compete are characterized by increasing consolidation, as exemplified by the recent or pending acquisitions of Sonoma Systems by Nortel Networks, Efficient Networks by Siemens and PairGain
Technologies by ADC Telecommunications. We cannot predict how industry consolidation will affect our competitors and we may not be able to compete successfully in an increasingly consolidated industry.

Our products are subject to price reduction and margin pressures. If our average selling prices decline and we fail to offset that decline through cost reductions, our gross margins and potential profitability could be seriously harmed.

     In the past, competitive pressures have forced us to reduce the prices of our products. In the second quarter of 1999, we reduced the price of our T1 Integrator product, now known as the Integrator-300, product in response to competition, which reduced our gross margins in subsequent periods. We expect similar price reductions to occur in the future in response to competitive pressures. In addition, our average selling prices decline when we negotiate volume price discounts with customers and utilize indirect distribution channels. If our average selling prices decline and we fail to offset that decline through cost reductions, our gross margins and potential profitability would be seriously harmed.

Sales of our products depend on the widespread adoption of multiservice broadband access services and if the demand for multiservice broadband access services does not develop, then our results of operations and financial condition could be harmed.

     Our business will be harmed if the demand for multiservice broadband access services does not increase as rapidly as we anticipate, or if our customers' multiservice broadband access service offerings are not well received in the marketplace. Critical factors affecting the development of the multiservice broadband access services market include:

o the development of a viable business model for multiservice broadband access services, including the capability to market, sell, install and maintain these services;

o the ability of competitive local exchange carriers, or CLECs, to obtain sufficient funding and to successfully grow their businesses.

o cost constraints, such as installation, space and power requirements at the central offices of incumbent local exchange carriers, or ILECs;

o compatibility of equipment from multiple vendors in service provider networks;

o evolving industry standards for transmission technologies and transport protocols;

o varying and uncertain conditions of the communications network infrastructure, including quality and complexity, electrical interference, and crossover interference with voice and data telecommunications services;

o    domestic and foreign government regulation; and

     The market for multiservice broadband access devices may fail to develop for these or other reasons or may develop more slowly than anticipated, which could harm our business.

If we fail to comply with regulations and evolving industry standards, sales of our existing and future products could be harmed.

     The markets for our products are characterized by a significant number of communications regulations and standards, some of which are evolving as new technologies are deployed. Our customers may require our products to comply with various standards, including those promulgated by the Federal Communications Commission, or FCC, standards established by Underwriters Laboratories and Telcordia Technologies or proprietary standards promoted by our competitors. In addition, our key competitors may establish proprietary standards which they might not make available to us. As a result, we may not be able to achieve compatibility with their products. Internationally, we may also be required to comply with standards established by telecommunications authorities in various countries as well as with recommendations of the International Telecommunications Union.

Our customers are subject to government regulation, and changes in current or future laws or regulations that negatively impact our customers could harm our business.

     The jurisdiction of the FCC extends to the entire communications industry, including our customers. Future FCC regulations affecting the broadband access industry, our customers or their service offerings may harm our business. For example, FCC regulatory policies that affect the availability of data and Internet services may impede our customers' penetration into markets or affect the prices that they are able to charge. In addition, international regulatory bodies are beginning to adopt standards and regulations for the broadband access industry. If our customers are hurt by laws or regulations regarding their business, products or service offerings, demand for our products may decrease.

                Additional Risks That May Affect Our Stock Price

We may engage in future acquisitions or strategic investments that we may not be able to successfully integrate or manage, which could hurt our business. These acquisitions or strategic investments may also dilute our stockholders and cause us to incur debt and assume contingent liabilities.

     We may review acquisition prospects and strategic investments that could complement our current product offerings, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. For example, in February 2001 we acquired Woodwind Communications Systems, Inc., a provider of voice-over-broadband network edge access solutions, and in December 2001 we acquired certain assets of Metrobility Optical Systems, Inc., in both cases in exchange for shares of our common stock. The issuance of equity securities in connection with future acquisitions or investments could significantly dilute our investors. If we incur or assume debt in connection with future acquisitions or investments, we may incur interest charges that could increase our net loss. We have little experience in evaluating, completing, managing or integrating acquisitions and strategic investments. Acquisitions and strategic investments may entail numerous integration risks and impose costs on us, including:

o difficulties in assimilating acquired operations, technologies or products including the loss of key employees;

o    unanticipated costs;

o    diversion of management's attention from our core business concerns;

o adverse effects on business relationships with our suppliers and customers or those of the acquired businesses;

o    risks of entering markets in which we have no or limited prior experience;

o    assumption of contingent liabilities;

o incurrence of significant amortization expenses related to intangible assets; and

o    incurrence of significant write-offs.

Our stock has traded at or below $1.00. If the trading of our common stock falls below $1.00 for an extended period, our stock may be delisted from the Nasdaq National Market.

     Our common stock has recently traded at or below $1.00. If our common stock fails to maintain Nasdaq's minimum bid price closing requirement of $1.00 and this failure continues ninety days, Nasdaq may institute delisting proceedings. If our stock is delisted from the Nasdaq National Market, our stockholders would find it more difficult to dispose of, and obtain accurate quotations as to the market value of, their shares, and the market price of our stock would likely decline further.

We may need to raise more capital, but the availability of additional financing is uncertain. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures, which could negatively impact our product development and sales.

     In the quarter ended December 31, 2001 we sold 22,150,369 shares of our common stock and warrants to purchase 7,090,000 shares of our common stock for approximately $14.2 million. If our capital requirements vary significantly from those currently planned, we may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage of equity ownership of our existing stockholders will be reduced. In addition, holders of these equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through the issuance of debt securities, we may incur significant interest charges, and these securities would have rights, preferences and privileges senior to holders of common stock. The terms of these securities could also impose restrictions on our operations. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures, which could negatively impact our product development and sales.

Our stock price may be volatile, and you may not be able to resell our shares at or above the price you paid, or at all.

     In August 2000 we completed our initial public offering. Prior to our initial public offering there had not been a public market for our common stock. The stock market in general, and the Nasdaq National Market and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. The trading prices and valuations of many technology companies are substantially above historical levels. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

     Additional sales of our common stock in the public market after this offering, or the perception that such sales could occur, could cause the market price of our common stock to decline.

Many corporate actions would be controlled by officers, directors and affiliated entities, if they acted together, regardless of the desire of other investors to pursue an alternative course of action.

     As of December 31, 2001, our directors, executive officers and their affiliated entities beneficially owned approximately 71.1% of our outstanding common stock after giving affect to the stockholders rights agreement executed by Jeffrey Drazan and certain entities affiliated with Sierra Ventures. These stockholders, if they acted together, could exert control over matters requiring approval by our stockholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

Delaware law, our corporate charter and bylaws and our stockholder rights plan contain anti-takeover provisions that would delay or discourage take over attempts that stockholders may consider favorable.

     Provisions in our restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include:

o the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

o the ability of the board of directors to alter our bylaws without obtaining stockholder approval;

o    the establishment of a classified board of directors;

o the ability of the board of directors to issue, without stockholder approval, up to five million shares of preferred stock with terms set by the board of directors which rights could be senior to those of common stock; and

o the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

     Each of these provisions could discourage potential take over attempts and could lower the market price of our common stock.

     We have adopted a stockholder rights plan and declared a dividend distribution of one right for each outstanding share of common stock to stockholders of record as of August 6, 2001. Each right, when exercisable, entitles the registered holder to purchase from VINA one one-thousandth of a share of a new series of preferred stock, designated as Series A Participating Preferred Stock, at a price of $35.00 per one one-thousandth of a share, subject to adjustment. The rights will generally separate from the common stock and become exercisable if any person or group acquires or announces a tender offer to acquire 20% or more of our outstanding common stock without the consent of our board of directors. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our board of directors, our stockholder rights plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our board of directors regarding such acquisition.

     In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our charter, bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains the words "may," "will," "could" and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements as to expected net losses, expected cash flows, expected expenses, expected capital expenditures, expected deferred stock compensation, the extent of fluctuations in gross margins, the adequacy of capital resources, growth in operations, the ability to integrate companies and operations that we may acquire, the expected date of and our ability to execute a manufacturing contract with Benchmark, expected reduction of operation costs, the timing and magnitude of cost reductions and associated charges resulting from our restructuring plan, our strategy with regard to protecting our proprietary technology, the ability to compete and respond to rapid technological change, the extent to which we can develop new products, expected customer concentration, ability to execute our business plan, the ability to resolve the software issues and related applications deficiencies of our MBX product and the expected date to ship the MBX products, the extent to which we can maintain relationships with vendors of emerging technologies, the extent to which and at what rate demand for our services increases, the extent to which the telecommunications industry experiences consolidation, our ability to expand our international operations and enter into new markets, the extent to which we and our ability to actively participate in marketing, business development and other programs, the extent to which we can expand our field sales operations and customer support organizations and build our infrastructure, the extent we can build market awareness of our company and our products, and the performance and utility of products and services. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to the extent to which the current economic environment affects our current and potential customers' demand for our products, the effects of competition, competitive pricing and alternative technological advances, the extent to which our current and future products compete with the products of our customers, our ability to implement successfully and achieve the goals of our corporate restructuring plan, our ability to design, market and manufacture successfully products that address market demands, our ability to accurately predict our manufacturing requirements, our ability to maintain relationships with vendors of emerging technologies, changes in our business plans, our ability to integrate the former employees of Metrobility Optical Systems, Inc. into our company, our ability to retain and attract highly skilled engineers for our research and development activities, and our ability to execute our business plan. These forward-looking statements speak only as of the date hereof. We expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in ours expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                              ABOUT THIS PROSPECTUS

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

     This prospectus contains statistical data regarding the integrated access device industry that we obtained from industry publications, including reports generated by the Yankee Group. These industry publications generally indicate that they have obtained their information from sources believed to be reliable. We have not independently verified their data.

     This prospectus includes the following registered trademarks as well as filed applications to register trademarks of VINA Technologies including:
Integrator-300, VINA, VINA Technologies, eLink-100, Multiservice Broadband Xchange, MX-500, MX-550, and Multiservice Xchange. All other trademarks and trade names appearing in this prospectus are the property of their respective holders; for example, SLC, ConnectReach and AnyMedia are trademarks and trade names of Lucent Technologies. The inclusion of other companies' brand names and products in this prospectus is not an endorsement of VINA. These companies are not involved with the offering of our securities.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders. However, we will receive the exercise price if the selling stockholders exercise their warrants. We cannot be certain as to when and if all of these warrants will be exercised and as to the amount of the proceeds we will actually receive from exercises because of the cashless exercise provisions of the warrants. We have agreed to bear all expenses, other than selling commissions and fees and expenses of counsel and other advisers to the selling stockholders, in connection with the registration of the shares being offered. We will indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended. All proceeds from the sale of the shares will be for the account of the selling stockholders. See "Principal and Selling Stockholders" and "Plan of Distribution."

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock has been traded on the Nasdaq National Market under the symbol "VINA" since our initial public offering in August 2000. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock on Nasdaq as reported in its consolidated transaction reporting system.

                                                     High              Low
                                                     ----              ---
Fiscal year ended December 31, 2000
   Third Quarter (from August 10, 2000)..........   $24.00            $12.25
   Fourth Quarter................................    14.25              3.06
Fiscal year ended December 31, 2001
   First Quarter.................................   $ 6.00            $ 1.25
   Second Quarter................................     2.34              1.00
   Third Quarter.................................     1.85              0.52
   Fourth Quarter................................     2.05              0.54

     On February 13, 2002, the reported last sale price of our common stock in the Nasdaq National Market was $1.12 per share. As of December 31, 2001 our common stock was held by 299 stockholders of record.


     We have adopted a stockholder rights plan and declared a dividend distribution of one right for each outstanding share of common stock to stockholders of record as of August 6, 2001. Each right, when exercisable, entitles the registered holder to purchase from VINA one one-thousandth of a share of a new series of preferred stock, designated as Series A Participating Preferred Stock, at a price of $35.00 per one one-thousandth of a share, subject to adjustment. Other than the foregoing, we have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any.

                                 CAPITALIZATION

     The following table describes our capitalization as of December 31, 2001 on an actual basis and excludes:

     o 13,353,743 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2001, at a weighted average exercise price of $1.99 per share;
     o 7,090,000 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2001;
     o 4,132,334 shares available for future issuance under our stock option and incentive plans as of December 31, 2001; and
     o 792,251 shares reserved for issuance under our 2000 employee stock purchase plan.

     Please read this table together with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

                                 (in thousands)
                                                                                  December 31, 2001
                                                                                 -------------------

Stockholders' equity:
     Convertible preferred stock, $.0001 par value, 5,000,000 shares authorized, no
     shares issued and outstanding ................................................   $       0
Common stock, $.0001 par value, 125,000,000 shares authorized; 62,013,759 shares
     issued and outstanding .......................................................           6
Additional Paid-in capital ........................................................     194,814
Deferred stock compensation .......................................................      (7,106)
Accumulated deficit ...............................................................    (121,440)
                                                                                      ---------
     Total stockholders' equity ...................................................      66,274
                                                                                      ---------
       Total capitalization .......................................................   $  66,274
                                                                                      =========


                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 are derived from the consolidated financial statements included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP, independent auditors. The consolidated balance sheet as of December 31, 1997, 1998 and 1999 are derived from audited consolidated financial statements not included in this prospectus, as well as the consolidated statement of operations for the years ended 1997 and 1998. When you read this selected consolidated financial data, it is important that you also read the consolidated financial statements and related notes included in this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results.


                                                                     Years Ended December 31,
                                                     --------------------------------------------------------
                                                       1997          1998       1999        2000       2001
                                                     --------      --------   --------     -------   --------
                                                                (in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenue .......................................   $    579    $  4,393    $ 12,700    $ 32,078    $ 46,896
Cost of revenue (excluding stock-based
   compensation) ..................................        542       2,054       7,713      19,240      29,551
                                                      --------    --------    --------    --------    --------
Gross profit (excluding stock-based compensation) .         37       2,339       4,987      12,838      17,345
Costs and expenses:
     Research and development (excluding stock-
       based compensation) ........................      1,906       4,174       6,690      12,609      18,841
     Selling, general and administrative (excluding
       stock-based compensation) ..................      2,532       6,414      10,881      21,124      22,898
     Stock-based compensation, net (*) ............         79         154       4,715      24,169      10,570
     In-process research and development ..........         --          --          --          --       5,081
     Amortization of intangible assets ............         --          --          --          --       8,243
     Restructuring expenses (excluding stock-based
       compensation) ..............................         --          --          --          --         991
                                                      --------    --------    --------    --------    --------
       Total costs and expenses ...................      4,517      10,742      22,286      57,902      66,624
                                                      --------    --------    --------    --------    --------
Loss from operations ..............................     (4,480)     (8,403)    (17,299)    (45,064)    (49,279)
Other  income, net ................................        165         413         223       1,732       1,383
                                                      --------    --------    --------    --------    --------
Net loss ..........................................   $ (4,315)   $ (7,990)   $(17,076)   $(43,332)   $(47,896)
                                                      ========    ========    ========    ========    ========

Net loss per share, basic and diluted(1) ..........   $  (4.83)   $  (2.63)   $  (3.30)   $  (2.63)   $  (1.29)
                                                      ========    ========    ========    ========    ========

Shares used in computation, basic and diluted(1) ..        894       3,038       5,169      16,467      37,121
                                                      ========    ========    ========    ========    ========

-------------------------
(*) Stock-based compensation, net:

Cost of revenue ...................................   $     --      $    2    $    152    $  1,855    $  1,016
Research and development ..........................         36          78       1,098       7,985       4,446
Selling, general and administrative ...............         43          74       3,465      14,329       7,677
Restructuring benefit .............................         --          --          --          --      (2,569)
                                                      --------    --------    --------    --------    --------
Total .............................................   $     79    $    154    $  4,715    $ 24,169    $ 10,570
                                                      ========    ========    ========    ========    ========

                                                                      December 31,
                                                    -----------------------------------------------
                                                      1997     1998      1999      2000      2001
                                                    -------  -------    ------   -------    -------
                                                                            (in thousands)
Consolidated Balance Sheet Data
Cash, cash equivalents and short-term investments   $ 3,543   $11,359   $ 2,568    $44,499   $16,305
Working capital (deficit) .......................     2,896    11,058      (492)    40,657    28,558
Total assets ....................................     4,524    14,456     6,673     58,536    79,911
Long-term debt, less current portion ............       400       655       534         --        --
Total stockholders' equity ......................     3,233    11,549       348     44,829    66,274

------------

(1) The diluted net loss per share computation excludes potential shares of common stock issuable pursuant to convertible preferred stock and options to purchase common stock, as well as common stock subject to repurchase rights held by us, as their effect would be antidilutive. See Notes 1 and 9 of notes to consolidated financial statements for a detailed explanation of the determination of the shares used in computing basic and diluted net loss per share.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     The  following   information   should  be  read  in  conjunction  with  the
consolidated financial statements and related notes thereto set forth in this registration statement.

Overview

     VINA Technologies, Inc. is a leading developer of multiservice broadband access communications equipment that enables communications service providers to deliver bundled voice and data services. Our products integrate various broadband access technologies, including existing circuit-based and emerging packet-based networks, onto a single platform to alleviate capacity constraints in communications networks.

     From our inception in June 1996 through February 1997, our operating activities related primarily to developing and testing prototype products, commencing the staffing of our sales and customer service organizations and establishing relationships with our customers. We began shipping our Multiservice Integrator-300 product family in March 1997, our Multiservice Xchange product in May 1999 and our MBX product in September 2001. Since inception, we have incurred significant losses, and as of December 31, 2001, we had an accumulated deficit of $121.4 million.

     We market and sell our products and services directly to communications service providers and through OEM customers and value-added resellers, or VARs. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. Product revenue is generated from the sale of communications equipment embedded with software that is essential to its functionality, and accordingly, the Company accounts for these transactions in accordance with SEC Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, and Statement of Position
(SOP) 97-2, Software Revenue Recognition. Product revenue is recognized when all SAB No. 101 and SOP 97-2 criteria are met which generally occurs at the time of shipment. In multiple element arrangements where there are undelivered elements at the time of shipment, product revenue is recognized at the time of shipment as the residual value of the arrangement after allocation of fair value to the undelivered elements based on vendor specific objective evidence (VSOE). Service revenue is generated from the sale of installation, training and postcontract customer support (PCS) agreements related to the communications equipment. The Company also accounts for these transactions in accordance with SAB No. 101 and SOP 97-2, and as such recognizes revenue when all of the related revenue recognition criteria are met which is: (i) at the time the installation or training service is delivered; and (ii) ratably over the term of the PCS agreement. In multiple element arrangements where these services are undelivered when the communications equipment is shipped, the Company defers the fair value of these undelivered elements based on VSOE and recognizes revenue as the services are delivered. The Company additionally records a provision for estimated sales returns and warranty costs at the time the product revenue is recognized.

     Our customer base is highly concentrated. A relatively small number of customers have accounted for a significant portion of our historical net revenue. For the year ended December 31, 2001, sales to our three largest customers accounted for approximately 74% of our net revenue, of which sales to Lucent Technologies, Nuvox Communications and Advanced TelCom Group accounted for 42%, 20% and 12% of our net revenue, respectively. While the level of sales to any specific customer is anticipated to vary from period to period, we expect that we will continue to experience significant customer concentration for the foreseeable future. To date, international sales have not been significant.
International sales have been denominated primarily in U.S. dollars and, accordingly, we have not been exposed to significant fluctuations in foreign currency exchange rates.

     Cost of revenue consists primarily of costs of products manufactured by a third-party contract manufacturer, component costs, depreciation of property and equipment, personnel related costs to manage the contract manufacturer and warranty costs, and excludes amortization of deferred stock compensation. We conduct program management, manufacturing engineering, quality assurance and documentation control at our facility in Newark, California. We outsource our manufacturing and testing requirements to Benchmark Electronics. Accordingly, a significant portion of our cost of revenue consists of payments to this contract manufacturer.

     We expect our gross margin to be affected by many factors, including competitive pricing pressures, fluctuations in manufacturing volumes, inventory obsolescence, costs of components and sub-assemblies, costs from our contract manufacturers and the mix of products or system configurations sold.
Additionally, our gross margin may fluctuate due to changes in our mix of distribution channels. Currently, we derive a significant portion of our revenue from sales made to our OEM customers. A significant increase in revenue to these OEM customers would adversely reduce our gross margin percentage.

     Research and development expenses consist primarily of personnel and related costs, consulting expenses and prototype costs related to the design, development, testing and enhancement of our multiservice broadband access products, and excludes amortization of deferred stock compensation. We expense all of our research and development expenses as incurred.

     Selling, general and administrative expenses consist primarily of; personnel and related costs, including salaries and commissions for personnel engaged in direct and indirect selling and marketing and other administrative functions and promotional costs, including trade shows and related costs, and excludes amortization of deferred stock compensation.

     Stock-based compensation consists of the fair value of stock options granted to non-employees for services and the amortization of deferred stock compensation on stock options granted to employees. Deferred stock compensation represents the difference between the deemed fair market value of our common stock at the time of the grant of the option and the exercise prices of these options. We are amortizing deferred stock compensation using a multiple option award valuation approach over the vesting periods of the applicable options, which is generally four years. The amortization of deferred stock compensation, based upon options granted through December 31, 2001, was $10.3 million in 2001 and is expected to be $5.0 million in 2002, $1.7 million in 2003 and $406,000 thereafter.

     Other income, net, consists primarily of interest earned on our cash, cash equivalent and short-term investment balances partially offset by interest expense associated with our debt obligations.

     From inception through December 31, 2001, we incurred net losses for federal and state income tax purposes and have not recognized any income tax provision or benefit. As of December 31, 2001, we had $72.0 million of federal and $26.0 million of state net operating loss carryforwards to offset future taxable income that expire in varying amounts through 2021 and 2006, respectively. Given our limited operating history and losses incurred to date, coupled with difficulty in forecasting future results, a full valuation allowance has been provided. Furthermore, as a result of changes in our equity ownership from our preferred stock offerings and initial public offering, utilization of net operating losses and tax credits may be subject to substantial annual limitations due to the ownership change limitations as defined by Section 382 of the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.

Results of Operations

     The following table sets forth selected consolidated statements of operations data as a percentage of net revenue for the periods indicated. For purposes of this table, cost of revenue, gross profit, research and development, and selling, general and administrative amounts and restructuring expenses do not include stock-based compensation.

                                                  Years Ended December 31,
                                               ------------------------------
                                                 1999       2000      2001
                                               --------   --------  ---------

Net revenue ................................     100.0%    100.0%    100.0%
Cost of revenue (excluding stock-based
  compensation) ............................      60.7      60.0      63.0
                                                ------    ------    ------
Gross profit (excluding stock-based
  compensation) ............................      39.3      40.0      37.0
                                                ------    ------    ------
Costs and expenses:
  Research and development (excluding stock-
      based compensation) ..................      52.7      39.3      40.2
  Selling, general and administrative
      (excluding stock-based compensation) .      85.7      65.9      48.8
  Stock-based compensation, net (*) ........      37.1      75.3      22.6
  In-process research and development ......        --        --      10.8
  Amortization of intangible assets ........        --        --      17.6
  Restructuring expenses (excluding stock-
       based compensation) .................        --        --       2.1
                                                ------    ------    ------
Total costs and expenses ...................     175.5     180.5     142.1
                                                ------    ------    ------
Loss from operations .......................    (136.2)   (140.5)   (105.1)
                                                ------    ------    ------
Other income, net ..........................       1.8       5.4       3.0
                                                ------    ------    ------
Net loss ...................................    (134.4)%  (135.1)%  (102.1)%
                                                ======    ======    ======



     -------------------------
     (*) Stock-based compensation, net:
     Cost of revenue........................       1.2%      5.8%      2.2%
     Research and development...............       8.6%     24.9%      9.5%
     Selling, general and administrative....      27.3%     44.6%     16.4%
     Restructuring expenses.................         -         -      (5.5%)
                                                ------    ------    ------
     Total..................................      37.1%     75.3%     22.6%
                                                ======    ======    ======



Fiscal Years Ended December 31, 2001, 2000 and 1999

     Net revenue. Net revenue was $46.9 million in 2001, $32.1 million in 2000 and $12.7 million in 1999. The 46% increase in net revenues in 2001 over 2000 was primarily due to increased unit sales of Integrator-300's and eLink products to existing customers. The 153% increase in net revenue in 2000 over 1999 was primarily due to increased unit sales to existing customers and sales to new customers.

     Cost of revenue. Cost of revenue including stock-based compensation was $30.6 million in 2001, $21.1 million in 2000 and $7.9 million in 1999. Gross profit including stock-based compensation increased to $16.3 million in 2001 from $11.0 million in 2000 and $4.8 million in 1999. Gross margin including stock-based compensation increased to 35% in 2001 from 34% in 2000 primarily due to a reduction in stock-based compensation to $1.0 million in 2001 compared to $1.9 million in 2000. Gross margin was further impacted in 2001 by a $1.8 million charge for excess inventory purchase commitment incurred in the first quarter of 2001. The provision for the excess inventory purchase commitments was primarily the result of a shift in one of our customer's demands from next generation network equipment to traditional Time Division Multiplex, or TDMnetwork equipment. Gross margin including stock-based compensation decreased to 34% in 2000 from 38% in 1999 primarily due to increased stock-based compensation in cost of revenue. We anticipate that our gross margin may continue to fluctuate due to many factors, including competitive pricing pressures, fluctuations in manufacturing volumes, costs of components and subassemblies, costs from our contract manufacturers, the mix of products or system configurations sold and changes in our mix of distribution channels.

     Research and development expenses. Research and development expenses including stock-based compensation increased to $23.3 million in 2001 from $20.6 million in 2000 and $7.8 million in 1999. These increases were primarily a result of additional personnel costs, higher prototype expenses and higher consulting costs associated with our continuing research and development efforts. We believe continued investment in research and development is critical to attaining our strategic product and cost reduction objectives, and as a result, we expect these research and development expenses to increase in absolute dollars in the future. Research and development expenses including stock-based compensation have changed as a percentage of net revenue from 61% in 1999 to 64% in 2000 and 50% in 2001. The increase from 1999 to 2000 was primarily due to an increase of $6.9 million stock-based compensation expense. The decrease from 2000 to 2001 was due primarily due to a $3.5 million decrease in stock-based compensation expense.

     Selling, general and administrative expenses. Selling, general and administrative expenses including stock based compensation decreased to $30.6 million in 2001 from $35.5 million in 2000 due to a decrease in stock-based compensation of $6.7 million partially offset by a $1.8 million increase in other general costs. The increase in expense from $14.3 million in 1999 to $35.5 in 2000 was primarily due to an increase in stock-based compensation of $10.9 million, increased personnel costs, including hiring of additional sales and key management personnel, as well as increased recruiting costs and increased promotional expenses, including trade shows and advertising. Selling, general and administrative expenses including stock-based compensation decreased as a percentage of net revenue from 113% in 1999 to 111% in 2000 and 65% in 2001. These decreases were a result of net revenue increasing at a rate faster than selling, general and administrative expenses and fluctuations in stock-based compensation expenses. We intend to actively participate in marketing, business development activities, selling and promotional programs, expand our field sales operations and customer support organizations and build our infrastructure to support our anticipated business growth and operation as a public company. As a result, we expect expenses related to these programs to continue to increase substantially in absolute dollars in the future.

     Stock-based  compensation.  Stock-based  compensation  expense decreased to
$10.6 million for 2001 from $24.2 million for 2000 and increased from $4.7 million for 1999. The increase from 1999 to 2000 is due to an increased number of options issued in 2000 with an exercise price below fair market value. The decrease from 2000 to 2001 is due to using the multiple-award approach for amortizing stock-based compensation coupled with the net restructuring benefit of $2.6 million associated with the reversal of prior period estimated stock compensation expense on previously amortized unvested stock options. Based on stock options granted through December 31, 2001, we expect to record amortization of stock compensation expense of $5.0 million and $1.7 million in 2002 and 2003, respectively, and $406,000 thereafter.

     In-process research and development. On February 27, 2001, we completed the acquisition of Woodwind Communications Systems, Inc., or Woodwind. In 2001 we recorded a one-time charge of $5.1 million for the purchased in-process technology related to development projects that had not reached technological feasibility, had no alternative future use, and for which successful development was uncertain. The conclusion that the in-process development effort, or any material sub-component, had no alternative future use was reached in consultation with the our and Woodwind's management.

     Amortization of intangible assets. On February 27, 2001 we completed the acquisition of Woodwind Communications Systems, Inc., or Woodwind. As part of the acquisition, we acquired goodwill and other intangible assets of $38.5 million. In December 2001 we also purchased optical concentrator technology. As part of the purchase, we acquired $1.9 million of intellectual property (intangible assets). These assets are being amortized based on their expected useful lives. The expense recorded in the year 2001 was $8.2 million.

     Restructuring expenses. Restructuring expenses, excluding the impact of stock-based compensation, of $991,000 for the year ended December 31, 2001 resulted primarily from severance and outplacement costs associated with the workforce reduction plan in the third quarter of 2001. Including the impact of stock-based compensation, we recorded a net restructuring benefit of $1.6 million for the year ended December 31, 2001. As of December 31, 2001, we made $945,000 in severance payments. The remaining balance of $46,000 related to severance and fringe benefits is expected to be disbursed in the first quarter of 2002.

     Other income, net. Interest and other income, net decreased to $1.4 million, in 2001 from $1.7 million in 2000. This decrease was primarily due to lower cash balances resulting in lower interest earned. Interest and other income, net, increased to $1.7 million in 2000 from $223,000 in 1999. This increase was primarily attributable to higher cash balances resulting in higher interest income earned offset by interest expense on bank loans incurred in 1999.

Recent Developments

     On February 27, 2001, we completed the acquisition of Woodwind Communications Systems, Inc., a provider of voice-over-broadband network edge access solutions. We issued 4.1 million shares of common stock and paid $7.5 million in cash in exchange for all of Woodwind's outstanding capital stock. In addition, we assumed Woodwind's outstanding stock options, which, if fully vested and exercised, would result in the issuance of 1.1 million shares of VINA common stock. The transaction was accounted for as a purchase.

     During the year ended December 31, 2001, we announced and completed a restructuring plan intended to better align our operations with the changing market conditions. This plan is designed to prioritize VINA's higher growth areas of business, focus on opportunities for profit contribution and reduce expenses. This restructuring included workforce reduction of approximately 40 employees across all functions, and an operational reorganization.

     During the quarter ended December 31, 2001, we sold approximately 22.2 million shares of common stock and warrants to purchase 7.1 million shares of our common stock in a private offering, resulting in the receipt of gross proceeds by VINA of $14.2 million. The warrants issued pursuant to this offering have an exercise price of $1.00 per share, and have a three-year term, subject to earlier termination if our share price equals or exceeds $2.00 for a period of 20 out of any 30 consecutive trading days. We expect to use the net proceeds of this offering for working capital, research and development and general corporate purposes. Proceeds may also be used to make strategic investments, acquire or license technology or products, or acquire businesses that may complement our business.

     In December 2001, we acquired optical concentration technology and related equipment business of Metrobility Optical Systems. In connection with this acquisition we issued to the Sierra Ventures entities 2.2 million shares of our common stock valued at $2.5 million on the purchase date. The total purchase price (including $676,000 in direct acquisition expenses) was allocated on a fair value basis resulting in $1.9 million of intellectual property (intangible assets) and $1.3 million of fixed assets.

Quarterly Results of Operations

     The following tables set forth unaudited consolidated statements of operations data for the past eight quarters, through December 31, 2001. The unaudited consolidated information for each of these quarters has been prepared on substantially the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. For purposes of these tables, cost of revenue, gross profit, research and development and selling, general and administrative amounts do not include amortization of deferred stock compensation. Historical results are not necessarily indicative of the results to be expected in the future, and results of the interim periods are not necessarily indicative of our results of operations for the entire year.



                                                                      Three Months Ended

                                March 31,   June 30,    Sept. 30,   Dec. 31,     March 31,   June 30,   Sept. 30,   Dec. 31,
                                  2000        2000        2000        2000        2001         2001       2001       2001

                                                          (in thousands, except per share amounts)

Statement of Operations Data:

Net revenue .................   $  5,187    $  6,869    $  9,174    $ 10,848    $ 11,029    $ 12,028    $ 13,010    $ 10,829
Cost of revenue (excluding
stock-based compensation) ...      3,239       4,220       5,451       6,330       8,246       7,070       7,799       6,436
                                --------    --------    --------    --------    --------    --------    --------    --------
Gross profit (excluding
stock-based compensation) ...      1,948       2,649       3,723       4,518       2,783       4,958       5,211       4,393
                                --------    --------    --------    --------    --------    --------    --------    --------
Costs and expenses:
   Research and development
     (excluding stock-based
     compensation) ..........      2,505       2,708       3,420       3,976       4,705       4,839       4,244       5,053
   Selling, general and
     administrative (excluding
     stock-based
     compensation) ..........      3,721       4,828       6,156       6,419       6,511       6,441       4,998       4,948
   Stock-based
     compensation, net (*)...      3,653       7,036       7,074       6,406       4,844       3,482          55       2,189
   In-process research and
     development ............         --          --          --          --       5,081          --          --          --
   Amortization of
     intangible assets ......         --          --          --          --         830       2,574       2,419       2,420

   Restructuring expenses
     (excluding stock-based
     compensation) ..........         --          --          --          --          --          --         991          --
                                --------    --------    --------    --------    --------    --------    --------    --------

         Total costs and
         expenses ...........      9,879      14,572      16,650      16,801      21,971      17,336      12,707      14,610
                                --------    --------    --------    --------    --------    --------    --------    --------


Loss from operations ........     (7,931)    (11,923)    (12,927)    (12,283)    (19,188)    (12,378)     (7,496)    (10,217)
Other income, net ...........        126         270         485         851         612         380         277         114
                                --------    --------    --------    --------    --------    --------    --------    --------
Net loss ....................   $ (7,805)   $(11,653)   $(12,442)   $(11,432)   $(18,576)   $(11,998)   $ (7,219)   $(10,103)
                                ========    ========    ========    ========    ========    ========    ========    ========
Net loss per share, basic
  and diluted................   $  (1.12)   $  (1.50)   $  (0.60)   $  (0.37)   $  (0.57)   $  (0.34)   $  (0.20)   $  (0.23)
                                  ======      ======      ======      ======      ======      ======      ======      ======



(*) Stock-based compensation, net:
Cost of revenue .............   $    154    $    554    $    587    $    560    $    359    $    255    $    219    $    183
Research and development ....      1,160       2,074       2,472       2,279       1,589       1,438         897         522
Selling, general and
  administrative ..                2,339       4,408       4,015       3,567       2,896       1,789       1,508       1,484
Restructuring expenses ......         --          --          --          --          --          --      (2,569)         --
                                  ------      ------      ------      ------      ------      ------      ------     -------
   Total.....................   $  3,653    $  7,036    $  7,074    $  6,406    $  4,844    $  3,482    $     55    $  2,189
                                  ======      ======      ======      ======      ======      ======      ======      ======



                                                        Three Months Ended

                              March 31,  June 30,  Sept. 30,  Dec. 31, March 31, June 30, Sept. 30, Dec. 31,
                                2000       2000      2000      2000     2001       2001     2001     2001

                                                                       (in thousands)

As a Percentage of Net
Revenue:

Net revenue ...............     100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of revenue (excluding
 stock-based compensation) .     62.4      61.4      59.4      58.4      74.8      58.8      59.9      59.4
                                -----     -----     -----     -----     -----     -----     -----     -----
Gross profit (excluding
 stock-based compensation) ...   37.6      38.6      40.6      41.6      25.2      41.2      40.1      40.6

Costs and expenses:
   Research and development
     (excluding stock-based
     compensation) ........      48.3      39.4      37.3      36.7      42.7      40.2      32.6      46.7
   Selling, general and
     administrative
     (excluding stock-based
     compensation) ........      71.7      70.3      67.1      59.2      59.0      53.6      38.4      45.7
   Stock-based
     compensation (*)......      70.5     102.5      77.1      58.9      43.9      28.9       0.5      20.2
                                -----     -----     -----     -----     -----     -----     -----     -----
   In-process research
     and development.......        --        --        --        --      46.1        --        --        --
                                -----     -----     -----     -----     -----     -----     -----     -----
   Amortization of
     intangible assets ....        --        --        --        --       7.5      21.4      18.6      22.3
                                -----     -----     -----     -----     -----     -----     -----     -----
   Restructure expenses
     (excluding stock-based
     compensation) ........        --        --        --        --        --        --       7.6        --
                                -----     -----     -----     -----     -----     -----     -----     -----

         Total costs and
         expenses .........     190.5     212.2     181.5     154.8     199.2     144.1      97.7     134.9
                                -----     -----     -----     -----     -----     -----     -----     -----

Loss from operations ......    (152.9)   (173.6)   (140.9)   (113.2)   (174.0)   (102.9)    (57.6)    (94.3)
Other income, net .........       2.4       4.0       5.3       7.8       5.6       3.1       2.1       1.0
                                -----     -----     -----     -----     -----     -----     -----     -----

Net loss ..................    (150.5)%  (169.6)%  (135.6)%  (105.4)%  (168.4)%   (99.8)%   (55.5)%   (93.3)%
                               ======    ======    ======    ======    ======     =====     =====     =====

--------------------------------
(*) Stock-based compensation, net:

Cost of revenue ........          3.0%     8.1%       6.4%      5.2%      3.3%      2.1%      1.7%      1.7%
Research and development         22.4      30.2      26.9      21.0      14.4      12.0       6.9       4.8
Selling, general and
administrative .........         45.1      64.2      43.8      32.7      26.2      14.8      11.6      13.7
Restructuring expenses .          0.0       0.0       0.0       0.0       0.0       0.0     (19.7)      0.0
                                 ----      ----      ----      ----      ----      ----      ----      ----
Total stock-based
compensation, net ......         70.5%    102.5%     77.1%     58.9%     43.9%     28.9%      0.5%     20.2%
                                 ====     =====      ====      ====      ====      ====      ====      ====

     Net revenue has increased in each successive quarter since the quarter ended March 31, 2000, except for quarter ended December 31, 2001. Net revenue for the quarter ended December 31, 2001 decreased $2.2 million from the quarter ended September 30, 2001, primarily due to lower unit shipments of Integrator-300 and MBX-1000.

     Gross profit including stock-based compensation has increased in absolute dollars and increased in percentage of revenue from $1.8 million and 35% in the quarter ended March 31, 2000 to $4.2 million and 39% in the quarter ended December 31, 2001 as a result of cost reductions and increased net revenue resulting in lower per unit costs. Gross profit including stock-based compensation in the quarter ended March 31, 2001 was $2.4 million and 22% which was significantly lower than prior quarters primarily due to a $1.8 million charge incurred for excess inventory purchases.

     Costs and expenses have increased in absolute dollars from $9.9 million in quarter ended March 31, 2000 to $14.6 million in quarter-ended December 31, 2001. These increases were primarily the results of increased research and development expenses to introduce new products and enhance existing products, increased selling and marketing costs associated with higher revenue levels and increased general and administrative expenses primarily associated with the hiring of key management and other personnel.

     Our quarterly and annual operating results will continue to fluctuate significantly in the future due to a variety of factors, many of which are outside our control. Additionally, as a result of our limited operating history and the emerging nature of the multiservice broadband access market in which we compete, it is difficult for us to forecast our revenues or earnings accurately. Our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall in net revenue relative to our planned expenditures will harm our operating results. Due to these factors, our quarterly revenues and operating results are difficult to forecast. We believe period to period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. In addition, it is possible that in one or more future quarters our operating results will fall below the expectations of investors and securities analysts. In either event, the trading price of our common stock would likely fall.

Liquidity and Capital Resources

     Cash and cash equivalents at December 31, 2001 were $15.8 million, compared to $7.7 million at December 31, 2000. The increase of $8.1 million was attributable to cash provided by investing activities of $33.8 million and cash provided by financing activities of $4.6 million offset by cash used in operating activities of $30.4 million. Cash provided by investing activities was primarily attributable to proceeds from sales of short-term securities and cash provided by financing activities was attributable to net proceeds from the sale of common stock. Cash used in operating activities of $30.4 million consisted primarily of the net loss of $47.9 million, an increase in accounts receivable of $4.6 million, an increase in inventory of $2.6 million partially offset by non-cash charges of $10.1 million for depreciation and amortization, $10.6 million for stock-based compensation and $5.1 million for in-process research and development. We anticipate operating expenses will constitute a material use of our cash resources. In addition, we may use cash resources to fund acquisitions such as our recent acquisition of Woodwind Communications Systems and of certain assets of Metrobility Optical Systems, or invest in complementary businesses, technologies or products. We believe our cash on hand will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

     During July 2001, we announced a restructuring plan intended to better align our operations with changing market conditions. With our cost reduction efforts and if we successfully execute our business plan, we believe we will be able to reach a cash flow break-even position. However, we will from time to time review and may pursue additional financing opportunities. For example, to provide for additional working capital needs, in the quarter ended December 31, 2001, we issued approximately 22.2 million shares and warrants to purchase approximately 7.1 million shares of common stock, resulting in the receipt of gross proceeds of $14.2 million. If we are unable to execute our business plan as anticipated we may need to obtain additional funding during 2002, and we may seek to sell additional equity or debt securities or secure a bank line of credit. Currently, we have no other immediately available sources of liquidity. The sale of additional equity or other securities could result in additional dilution to our stockholders. Arrangements for additional financing may not be available in amounts or on terms acceptable to us, if at all.

Quantitative and Qualitative Disclosures About Market Risk

     We are exposed to financial market risks related to interest rates and foreign currency exchange rates fluctuations. For 2000, our investments in commercial paper and debt obligations were subject to interest rate risk, but due to the short-term nature of these investments, interest rate changes did not have a material impact on their value in 2000. We have no investment in commercial paper or debt obligation as of December 31, 2001. To date, our international sales have been primarily denominated in U.S. dollars and accordingly, a hypothetical change of 10% in the foreign currency exchange rates would not have a material impact on our consolidated financial position or the results of operations. The functional currency of our subsidiary in the United Kingdom is the U.S. dollar and, as the local accounts are maintained in British pounds, we are subject to foreign currency exchange rate fluctuations associated with remeasurement to U.S. dollars. A hypothetical change of 10% in the foreign currency exchange rates would not have a material impact on our consolidated financial position or the results of operations.

Accounting Pronouncements

     New  Accounting  Standards  - On  January  1,  2001,  the  Company  adopted

Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The adoption of SFAS No. 133 did not have an impact on the Company's consolidated financial position, results of operations or cash flows as the Company does not utilize free-standing and embedded derivative instruments.

     In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will be tested at least annually for impairment. The Company will adopt SFAS No. 142 for its fiscal year beginning January 1, 2002. Upon adoption of SFAS No. 142, the Company will stop the amortization of intangible assets with indefinite lives (goodwill, which includes the reclass of workforce-in-place, and tradenames) with a net carrying value of $27.6 million at December 31, 2001 and annual amortization of $8.8 million that resulted from business combinations initiated prior to the adoption of SFAS No. 141. The Company has evaluated goodwill under SFAS No. 142 and has determined the adoption of this statement will not result in an impairment.

     In August 2001, the FASB issued SFAS No 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for the Company on January 1, 2002. Management believes the adoption of this statement will not have an impact on the financial position, results of operations or cash flows of the Company.

                                    BUSINESS


     VINA Technologies develops and markets multiservice broadband access communications equipment that enable telecommunications service providers to deliver bundled voice and data services. Our products integrate various broadband access technologies, including both circuit- and packet-based technologies, onto a single platform and ease capacity constraints in the first mile of communications networks by integrating multiple lines for voice, data and video onto one broadband connection. We believe that, by converging formerly discrete services and by simultaneously concentrating voice and data, our solutions lower capital and operational expenses for service providers. Our products also add revenue opportunities for telecommunications carriers by enabling them to quickly and cost-effectively deploy bundled broadband services. These services include local and long-distance telephony, high-speed data, Internet access, business-to-business electronic commerce, extended local area networks, outsourced applications services and messaging. By supporting both circuit- and packet-based technologies, our products also protect service providers' investments in existing circuit-switched networks and offer them a cost-effective migration path to emerging packet-based networks. They also facilitate seamless and remote upgrades and service provisioning by our customers.

     We sell our products to competitive local exchange carriers, interexchange carriers and incumbent local exchange carriers through our direct sales force and value added resellers and as an original equipment manufacturer. Our OEM customers and largest service provider customers include Lucent Technologies, Allegiance Telecom , Nuvox Communications, Advanced TelCom Group, and BellSouth.

Industry Background

     Increasing Demand for Broadband Access

     The volume of Internet and other data traffic has grown quickly over the past several years, due primarily to increased numbers of users and the proliferation of bandwidth intensive applications such as business-to-business electronic commerce, web hosting and remote access for telecommuters. Electronic business applications have become critical business tools and, as a result, businesses of all sizes increasingly require their telecommunications service provider to deliver constant broadband connections at affordable rates.

     The First Mile Bottleneck

     Although service providers have deployed emerging packet-based technologies to expand the speed and capacity of long distance networks, more limited investment has been made in local networks, or the first mile, to address the substantial increase in traffic. As a result, the first mile has become the telecommunication infrastructure's principal bottleneck, limiting the ability of service providers to deliver broadband services to the market.

     Difficulty of Profitably Connecting Customers to Metro Access Networks

     In the past, carriers have lacked the technological means to concentrate voice and data in the same platform. Instead, they purchased separate pieces of equipment for each, resulting in an increased burden that multiplied their hardware costs and consumption of precious space in co-locations and central office facilities. Further aggravating the companies' capital expenditures was the longstanding need to invest extensively in specialized telecommunications devices such as digital loop carriers, digital access cross-connect systems and Frame Relay switches. To regain control over expenses, service providers have focused on limiting the concentration of their voice and data to a relatively few large locations such as central offices and thus minimizing their number of purchases devices. But the decision to locate the equipment in sites that lie far from customer premises compounded the carriers' requirements for backhaul transport and all its associated costs.

     Deregulation is Accelerating Competition and the Introduction of Broadband Access

     Historically, in the United States, dominant telephone companies, principally Regional Bell Operating Companies, were the exclusive operators of first mile communications networks. The U.S. Telecommunications Act of 1996 opened the local communications market to new entrants. The 1996 Act required the dominant local carriers, known as incumbent local exchange carriers, or ILECs, to lease portions of their networks to other carriers to compete in the first mile. These new entrants are referred to as competitive local exchange carriers, or CLECs. Expanded competition has accelerated the deployment of new technologies, including digital subscriber line, or DSL, digital cable and broadband fixed wireless, into the local market. To date, these broadband solutions have been introduced as parallel data networks, co-existing alongside the voice infrastructure controlled by ILECs, complicating the network.

     While both CLECs and ILECs have introduced services in the market to address competition and the need for broadband access, each of them faces significant challenges in their respective markets.

     CLECs. CLECs have targeted the large business market in particular and have gained market share from ILECs in recent years. Most CLECs have provided either voice or data services and are facing numerous challenges as they attempt to achieve profitability. CLECs are seeking to decrease network expense by improving bandwidth management and reducing customer turnover. They are also seeking to increase revenue per customer by introducing bundled suites of enhanced voice and data services, such as long distance, local call routing, Internet access, business-to-business electronic commerce and web hosting. CLECs have also taken the lead in offering bundled voice and data services to small to medium size businesses, a market which we believe has been dominated, but underserved, by ILECs. These businesses often do not have the financial or technical resources of large businesses to invest in and manage costly parallel voice and data networks. We believe that small to medium size businesses present an opportunity for CLECs to substantially grow their customer base. According to the Yankee Group, at the end of 2001 the U.S. alone contained approximately 6.3 million small and medium-sized businesses that ranged from two to 499 employees.

     ILECs. Historically, ILECs have faced strict regulations limiting their investment returns in the voice market by tying those returns to their infrastructure and other costs. ILECs now seek to introduce new enhanced data services in deregulated markets where their returns are not so constrained. Although ILECs have traditionally dominated the first mile market, they have lost substantial market share to CLECs in the large business market and have begun to lose market share in the small to medium size business market because CLECs have been able to deliver more cost-effective services. In order to defend their customer base in the small to medium size business market, ILECs are seeking to provide bundled voice and data services to their customers. ILECs are also experiencing a copper wire telecommunication lines shortage in major metropolitan areas because there has been an increase in the number of phone lines installed in customer premises for a variety of applications. Due to this shortage, ILECs face pressure to more efficiently utilize their copper wires to meet the increasing demand for voice and high-speed data access.

     Convergence of Voice and Data Networks

     Voice and data networks have evolved into parallel networks as broadband access networks include both circuit-based networks utilizing time division multiplexing, or TDM, and packet-based networks utilizing various protocols such as asynchronous transfer mode, or ATM, internet protocol, or IP, and frame relay. The deployment of equipment dedicated to circuit-based networks and packet-based networks has resulted in the creation of a highly complex telecommunications infrastructure comprised of multiple networks dedicated to support various protocols. As a result, service providers are subject to high network operating costs due to the redundancy of operating parallel networks and limited equipment compatibility. In order for service providers to deliver cost-effective, bundled voice and data services, we believe these parallel networks need to be integrated and simplified.

     Limitations  Constraining  the  Deployment  of  Converged   Next-Generation
Network Solutions

     While many service providers desire to provide bundled voice and data services, they have been limited in their ability to deliver their services by the following:

o Uncertain migration path. Service providers have invested billions of dollars in circuit-based networks. They recognize that separate voice and data networks must be converged because separate networks are not cost-effective in the long term. Service providers require products that support both networks and offer a cost-effective migration path from circuit-based networks to emerging packet-based networks.

o Multiple Equipment and Protocol Types. Addressing multiple protocols has historically required service providers to tap multiple vendors and equipment types, and has resulted in confusion as well as unnecessary network complexity and expense. Service providers require multiservice access solutions that integrate readily into their existing networks, maintain compatibility with other components of their network and provide remote, dynamic bandwidth and service provisioning, eliminating the need for expensive manual provisioning and installation.

o Inefficient use of network bandwidth. The rapid increase in demand for bandwidth and the limited capacity available in the first mile of telecommunications networks have strained the level of services provided to end users. Service providers require more efficient multiservice access solutions that minimize network expense, maximize bandwidth and are deliverable over a single copper line.

o Operational challenges to infrastructure deployment. The scope and complexity of existing communication networks pose unique challenges to service providers in recruiting and training the necessary personnel to deploy, scale, provision and maintain the network. Simplified network solutions are needed to help reduce the number of personnel and technical expertise required.

     In order to address these challenges, several communications equipment companies have introduced broadband integrated access devices, or IADs. First generation IADs are circuit-based. As service providers plan their converged next-generation networks, they have become increasingly reluctant to invest in communication equipment that cannot support asynchronous transfer mode or Internet protocol traffic. In response, several vendors have introduced packet-based IADs. However, we believe these new products have not been widely adopted because service providers have invested billions of dollars in their circuit-based networks, which they are unwilling to abandon. The transition to converged, next-generation networks is a costly and complex process that will take many years to complete. Therefore, service providers are seeking broadband access solutions that operate in both circuit- and packet-based environments, enabling them to protect their investment in existing equipment while ensuring a cost-effective migration path to converged, packet-based networks. This solution must be affordable, scalable and easy to install and operate.

The VINA Solution

     We develop and market broadband access communications equipment that offers, in one product, access to circuit- and packet-based networks. Our products enable service providers to offer a complete suite of bundled voice and data services to end users, including customer premise, voice, video, data and Internet services, such as business-to-business electronic commerce and web hosting. Using our products, service providers may remotely and dynamically customize the services they deliver to individual customers. Furthermore, our customer premise products allow service providers to cost-effectively deliver bundled offerings from a single vendor with a single bill. Our customer premise products require little or no information technology expertise on the end users' part and allow service providers to deliver products for the first mile which reduce the cost and complexity associated with purchasing, operating and maintaining their networks.

     We believe that our products offer service providers the following benefits:

o Defined Network Migration Path. Our products offer a seamless path from the circuit-based network environment to packet-based voice and data network environment. We utilize software to migrate our products to packet-based networks, minimizing or eliminating costly equipment upgrades. Our equipment is currently being installed in both circuit- and packet-based networks.

o Reduced Network Complexity and Operating Costs. Our platform-based solution integrates multiple products, such as routers, firewalls, channel banks, modems and features of private branch exchanges, or PBXs, which reduce the operating costs and the complexity of delivering bundled voice and data services. Service providers are able to operate more responsively and to roll out services on a cost-effective basis through our software-based remote bandwidth and service provisioning.

o Increased Value-Added Services. Our solution allows service providers to enhance revenue derived from their installed customer base by selling additional software-enabled services, such as a firewall or local call routing. Our platform-based solution is designed to work with a broad range of first mile transport technologies.

o Ease of Deployment. Our hardware products incorporate a software-based management system, including a graphical user interface to facilitate installation and use and to allow our service provider customers to remotely manage their product offerings and upgrades. Our product solution, combined with our extensive service program, simplifies and accelerates the deployment of bundled voice and data services.

o Robust Service Platform. Our products provide telecommunications grade quality and reliability. We offer robust solutions that have been designed to navigate the unpredictable course of technology and standards development. We design our products to allow software-based upgrades for anticipated future network transport technologies.

     Our customer premise solutions accept multiple transport services into a single broadband access product. By incorporating various functions, such as firewall, channel bank and features of a private branch exchange onto a single platform, we enable our service provider customers to reduce their equipment costs and network complexity, ease migration from circuit- to packet-based networks, and enhance revenue opportunity from their installed customer base.

Our Products

     We offer a family of products for the first mile designed to allow carriers to cost-effectively and quickly deliver bundled voice and data services over broadband connections in the local loop and in metro access networks.

     Integrator-300

     Our Integrator-300 is a hardware platform solution that allows service providers to integrate their customers' voice, data, video and Internet requirements onto a single T1 connection. The multiservice broadband access products provide toll-quality voice service in both circuit- and packet-based networks. In addition, it supports software-based value-added features including intelligent local call routing, firewalls, service level agreement statistics and Business OfficeXchange, which enables our products to operate as stand-alone PBX systems. Consequently, the multiservice broadband access products not only lower deployment costs and streamline provisioning, but also enable our service providers to differentiate themselves in the market and address end users' service requirements.

         Our Integrator-300's channel bank function converts a T1 digital line into 24 individual analog telephone circuits. In addition, its integrated multiplexing and routing functionality allows the allocation of channels for video and personal computers, or PCs, as well as high-speed, dedicated Internet and frame relay access. The Integrator-300 also supports standard channel bank functionality and local call routing, which enables 911, 411 and local toll-free calls to be switched to ILECs and provides redundancy in the event of an interruption in T1 service.

     Multiservice Xchange product family

     Our Multiservice Xchange product family includes the MX-500, MX-550 and MX-400. The MX-500 and MX-550 are compact, multiservice broadband access platforms that deliver circuit- and packet-based voice, data, video and Internet access services. The MX-500 supports up to a maximum of two T1 lines and the MX-550 supports an international equivalent, E1 line. The MX-500 and MX-550 provide support for the circuit- based TDM network to deliver voice and data access services. The MX-500 and MX-550 also support asynchronous transfer mode, or ATM, voice and data services. Accordingly, the MX-500 and MX-550 meet the needs of both service providers who have implemented ATM networks, as well as providers who intend to migrate from existing circuit- to ATM packet-based networks. The MX-500 provides toll-quality voice service in both circuit- and packet-based networks. The MX-550 also supports telecommunication protocols used in major international markets. Consequently, the MX-500 and MX-550 enable our service provider customers to realize savings in deployment, facility and maintenance costs, streamline provisioning and expand the range of services our customers are able to offer to end users.

     We recently introduced the MX-400, a product originally developed by Woodwind Communications Systems. The MX-400 is designed to provide a single point of connectivity for the delivery of integrated network services. These services include broadband access, continuous Internet access, public and private voice/facsimile services and private data services using Frame Relay, ATM or IP over SDSL or T1 delivery technologies. The MX-400 also enables Voice over IP, or VoIP, with Media Gateway Control Protocol, or MGCP. The ability to offer MGCP functionality allows service providers to take advantage of the revenue generating benefits of deploying VoIP services to the small and medium sized business market.

     eLink product family

     Our eLink product family of integrated access devices includes the eLink-108, -208 and -216. VINA's eLink family, first shipped in November 2000, currently offers a choice of up to eight or 16 analog phone ports and converges parallel voice, data, video and Internet transmissions over TDM and Frame Relay on one T1 connection. Both the eLink-208 and -216 further come with an Ethernet port for data and form a complete solution in one space-saving footprint by marrying a channel bank, IP router, DHCP server, CSU/DSU and firewall with Network Address Translation.

     The eLink-108, previously named the eLink-100, provides eight analog voice ports and integrates voice, data, video and Internet traffic over ATM and Frame Relay on one Synchronous Digital Subscriber Line connection at 2.3 megabits per second. The eLink-108 is designed to do the work of multiple telecommunications devices such as a channel bank and router and supports voice-over-Internet Protocol, MGCP and standards-based quality of service.

     Multiservice Broadband Xchange

     Designed for installation in sites such as central offices or co-locations, the Multiservice Broadband Xchange is designed to allow providers to deploy bundled voice and data services over T1 connections in metro access networks.

     Installed in central office and co-locations, the Multiservice Broadband Xchange, or MBX, is a multiservice platform designed to enable service providers to deploy bundled voice and data services to the first mile or edge of the network. The MBX platform provides a software-based migration path from TDM technology to ATM switching. This platform is designed for options that include DSL, fiber optics and service mediation with IP services.

     The MBX platform is designed to consolidate the voice concentration functionality of a digital loop carrier, the data aggregation and switching capabilities of a multiservice ATM switch, and the voice/data interworking functions of a media gateway. The MBX provides flexibility in its support of traditional concentration of voice lines with the added support of frame relay switching. Recently it was discovered that the MBX failed to meet all of its specified applications. We have temporarily suspended deployment of the MBX. The MBX is still available to customers that require only limited applications. We are currently working to resolve the software issues and expect to begin reshipments of the MBX by the end of March 2002. However, we can give no assurances that we will meet this goal or that we will be able to resolve all the software issues and application deficiencies presented by the MBX. Failure to resolve the issues with our MBX product in a timely manner could result in the loss of customers and a decrease in net revenue and market share.


Sales and Marketing

     Sales

     We sell our products to service providers directly through our sales force, and indirectly through our original equipment manufacturer, or OEM, customers and value added resellers, or VARs. We have established OEM customer and other marketing relationships in order to serve particular markets and provide our service provider customers with opportunities to purchase our products in conjunction with complementary products and services.

o Direct. Direct sales have represented, and we believe will continue to represent, the majority of our sales. We believe that direct interaction with service providers offers us the best understanding of the business models and technical requirements of our customers. Further, we believe that the competitive nature of the telecommunications equipment industry requires us to reduce costs by eliminating intermediate steps in the distribution chain.

o OEM. OEM sales, in particular with Lucent are an important distribution channel for us in the United States. We believe Lucent's relationships with CLECs, ILECs and small independent operating companies will continue to enhance our ability to reach this large customer base. Lucent uses our products to deliver complete, end-to-end solutions that are installed and field-serviced by their technical support organizations. We plan to initiate and develop relationships with additional leaders in the communications equipment industry as potential OEM customers.

o Value-Added Resellers. In addition to direct sales and our OEM customers, we have existing relationships with VARs focused on the service provider market. We intend to leverage our existing VAR relationships to seek new opportunities for the deployment of our products. In addition to the VARs we work with in the United States, we are developing relationships with VARs in Europe, Latin America and South America.

     Whether we ship our products directly or through our OEM customers or VARs, maintaining a direct relationship with each of our service provider customers is an important part of our sales strategy. Since establishing a strong working relationship with our customers is critical to sales success and future product development, we strive to maintain strong visibility across our service provider customer base, regardless of the distribution channel. As of December 31, 2001, our sales organization consisted of 43 employees.

     Marketing

     Our marketing objectives include building market awareness and acceptance of our company and our products, as well as generating qualified customer leads. To accomplish these objectives, our marketing activities include public relations, communications, research, sales support, direct marketing, a web presence, product marketing, as well as channel marketing. We work directly with service providers to help them develop business models and introduce product packages, promotional programs and pricing strategies, all designed to promote the delivery of multiple voice and data services over a single broadband access facility. In addition, we actively work with a number of industry and trade publications and industry analysts to educate service providers on how to deploy, and the benefits of, multiservice broadband access networks. As of December 31, 2001, our marketing organization consisted of 10 employees.

Customer Service and Support

     Our customer service organization maintains and supports products sold to service providers and offers technical support to our OEM customer and VARs. We also assist our OEM customer and VARs in offering installation, maintenance and support services to their customers for our products. We handle questions and problems over the Internet, telephone and e-mail. We continually update our website to enable our direct and indirect customers to download the latest technical information and tips, along with firmware, software and product manuals.

Customers

     We primarily sell to CLECs, ILECs and independent operating companies through direct sales and indirectly through our OEM customer and VARs. The following is a list of some of our direct and indirect service provider customers:

o Allegiance Telecom     o e.spire Communications  o Nuvox Communications
o Advanced TelCom Group  o FiberNet                o TelePacific Communications
o BellSouth              o KMC Telecom             o Time Warner Telecom.
o Broadwing              o MCI WorldCom


     Our top three customers, including Lucent, accounted for approximately 74% of our net revenue for the year ended December 31, 2001, of which Lucent, Nuvox Communications, and Advanced TelCom Group accounted for 42%, 20%, and 12% of our net revenue, respectively.

     For the year ended December 31, 2000, sales to Lucent accounted for 31% of our net revenue. Five customers, including Lucent Technologies, accounted for approximately 75% of our net revenue for the year ended December 31, 2000, of which sales to Lucent and Nuvox Communications accounted for 31% and 28% of our net revenue, respectively.

     For the year ended December 31, 1999, sales to Lucent accounted for 46% of our net revenue. Five customers, including Lucent, accounted for approximately 83% of our net revenue for the year ended December 31, 1999.

Strategic Relationships

     A key element of our plan is to expand our sales, marketing and distribution channels through strategic relationships. We have established, and will continue to pursue, these strategic relationships in order to grow net revenues, and to provide indirect sales and marketing of our solutions.

     Lucent Technologies. In May 1998, we entered into an OEM agreement with Lucent, which we restated in May 1999. The Lucent agreement expires in May 2002. The agreement may be terminated by Lucent at any time upon 60 days' notice. Our working relationship with Lucent offers each of us a number of strategic advantages. Lucent uses our products to offer a complete end-to-end solution for the first mile integrating voice and data traffic. In turn, we have the opportunity to leverage Lucent's extensive sales force and marketing relationships to reach new customers and markets.

     Lucent incorporates our Integrator-300 and MX-500 into its ConnectReach product family. ConnectReach consists of our Integrator-300 and a seamless connection to Lucent's SLC-2000 Access System, a digital loop carrier, enabling the two products to function as a single, integrated voice and data access system. ConnectReach also interconnects with the AnyMedia Access System, a next-generation digital loop carrier. Lucent's ConnectReach Plus consists of our MX500 with a seamless connection with either Lucent's SLC-2000 Access System or AnyMedia access system. Designed to offer cost-effective enhanced bundled services to branch offices and small and medium sized businesses, the ConnectReach Plus seamlessly integrates voice, data, video, and Internet access over a common T1, E1 or DSL network connection. The ConnectReach Plus can be deployed today in a TDM network to provide support for existing services such as TDM voice, data, and Internet access. The same ConnectReach Plus chassis can be configured for voice over ATM, providing a smooth migration path for service providers.

     Interoperability Relationships

     Maintaining product compatibility with a broad range of equipment vendors and central office gateway protocols is critical to our success as a supplier of first mile solutions. These relationships allow us to work with other vendors to develop solutions that continue to simplify the network and enhance our market position with service providers. We have entered into interoperability agreements with three vendors in the voice over DSL market--CopperCom, Jetstream and Tollbridge. These agreements help minimize the technology risk to our service provider customers.

Technology

     Our products and technology enable multiservice access over a single broadband network with an open architecture. The open nature of our products allows our solution to be seamlessly integrated into the existing TDM infrastructure to deliver enhanced bundled services while offering the ability to migrate the network through hardware or software upgrades, to an asynchronous transfer mode, or ATM network, and subsequently to an Internet protocol, or IP network. We have developed extensive core competencies.

     Asynchronous Transfer Mode and Frame Relay Expertise

     We have developed expertise in packetized voice and data technology. The two widely deployed and proven packet-based technologies that can be utilized to integrate voice and data over a single line are ATM and frame relay. Our expertise with packet-based technology stems from developing advanced system functions such as digital signal processing, echo cancellation, dynamic call setup and virtual circuit switching, as well as class of service management capabilities.

     Digital Subscriber Line Expertise

     DSL has emerged as the most attractive first mile access technology for providing high bandwidth data access over existing copper telephone lines. In addition to high-speed access, DSL technology lowers access costs, compared to equivalent T1 lines. Several versions of DSL are being implemented for differing applications, including synchronous digital subscriber line, or SDSL, high-bit rate digital subscriber line, or HDSL, and HDSL2 for business applications. We have designed our products to scale quickly and easily add new transmission technologies. We have implemented HDSL in our Integrator-300 product line and implemented SDSL in our eLink-100 product line.

     Internet and Internet Protocol Expertise

     Demand for Internet services has grown exponentially. These services require an all IP infrastructure, especially in the access network for Web applications and use, e-commerce and email. Our products incorporate an IP router which offers firewall options that include circuit level security technology and packet filtering, as well as network address translation, or NAT, and a software-based dynamic host control protocol, or DHCP, to provide dynamic IP address management. These IP elements are necessary to ensure reliable and secure Internet access. Our products offer our customers a fully integrated Internet access solution.

     Time Division Multiplexing Expertise

     Most carrier networks use high bit rate digital systems employing time-division multiplexing, or TDM. With extensive deployment of T1, digital local offices and optical transmission, TDM became economically viable in the 1980s and 1990s. The existing telephone network is predominantly based on digital time division switching, transmission and signaling over the out-of-band control network. Our family of products has been designed to allow seamless integration into existing TDM networks and to offer a migration path to emerging technologies such as ATM or IP.

     Hardware Design

     Our customers favor telecommunications grade hardware designs. Thus we have avoided hardware design technology commonly used in the PC industry. Instead our designs incorporate microprocessors specifically developed for communications applications and for high reliability and high availability environments. We utilize design techniques that result in over-design of our digital circuitry, analog circuitry, cooling and power systems. We incorporate field programmable gate array logic components where possible to simplify designs and improve reliability. Our interface designs incorporate popular standard chipsets in order to assure compatibility with other carrier equipment. Our hardware designs include many maintenance features that help our customers reduce their operating costs. Service providers, for example, can use our equipment to test their analog lines while the line is not inoperable. We design our hardware with a high degree of modularity that gives the company the flexibility to create solutions on short notice. Our highly modular designs also produce efficiencies that allow us to reduce manufacturing costs. We perform extensive environmental testing on all of our products and most of our products are designed for and meet network equipment building systems, or NEBs, requirements adopted by most carriers. Our products are also designed to meet the European telecommunications and physical standards. We believe that all our designs meet applicable Underwriters Labs and Federal Communications Commission standards.

Research and Development

     We believe that our success is, to a large extent, dependent upon our responsiveness to the continued technological migration of our customers' networks. Our research and development group works closely with our OEM customer, our customer steering committee, and our marketing department for product definition and to assure compatibility with central office equipment.

     Research and development expenses, including stock-based compensation, all product development, system testing and documentation, were approximately $7.8 million in 1999, $20.6 million in 2000 and $23.3 million in 2001. All of our product development costs have been expensed as incurred. We have licensed certain commercially available software from third parties. We conduct the majority of our research and development at our Newark, California headquarters and are in the process of establishing additional centers in the United States and internationally. As of December 31, 2001, we had 103 full-time employees in research and development.

     While we develop some custom products for our OEM customers, most of our research and development efforts are focused on standard products. We have significant hardware and software expertise in both TDM and ATM network technologies. We place heavy emphasis on our design verification processes, which include extensive testing at our Newark, California facilities and significant interoperability testing at partner sites.

Manufacturing

     We outsource our manufacturing operations to Benchmark Electronics. Benchmark is located in Angleton, Texas. We believe outsourcing our manufacturing enables us to benefit from the component purchasing capabilities of a global contract manufacturer that can accommodate significant increases in production volume and product mix, as necessary. We use a rolling 12-month forecast based on anticipated product orders to determine our product requirements. We, in turn, provide these forecasts to the contract manufacturer, which purchases the components for our products and assembles them to our specifications.

     Benchmark performs board assembly, systems configuration and testing and product shipping. We have developed comprehensive inspection tests and use statistical process controls to assure the reliability and quality of our products. Our manufacturing engineers develop all test procedures and design and build all equipment and stations required to test our products. We integrate these manufacturing tests with our contract manufacturer's build processes. Our manufacturing personnel work closely with our design engineers to design for manufacturability, and to ensure that our test methods remain current as broadband access technologies evolve.

     We obtain several of the key components used in our products from single or limited sources of supply. We have encountered, and expect in the future to encounter, difficulty in obtaining these components from our suppliers. In the fourth quarter of 1999, we experienced a severe shortage of components, particularly subscriber line interface circuits, which jeopardized our ability to deliver our products in a timely fashion. The suppliers of our components range from small vendors to large established companies. Components for which we currently have only a single source include subscriber line interface circuits that we purchase from Advanced Micro Devices, and microprocessors that we purchase from Motorola Corporation. Components for which we currently have limited sources include digital signal processors, DSL modules and flash memory. We purchase most components on a purchase order basis and do not have guaranteed supply arrangements with most of our key suppliers. We or our contract manufacturer may not be able to obtain necessary supplies in a timely manner.

     We select manufacturers and suppliers on the basis of technology, manufacturing capacity, materials management, quality and cost. We may, in the future, seek additional manufacturers and suppliers to meet our anticipated requirements and lower the cost of our products. We obtained International Standards Organization, or ISO, 9001 certification in 2000.

Competition

     The market for multiservice broadband access products is extremely competitive. We believe that competition will increase substantially as the introduction of new technologies, deployment of broadband access networks, and potential regulatory changes create new opportunities for established and emerging companies. Furthermore, DSL- and T1-based solutions compete with broadband wireless and cable offers. We face competition primarily in two areas: equipment manufacturers, such as Accelerated Networks, Adtran, Carrier Access Corporation, Polycom and Zhone Technologies and diversified equipment manufacturers such as Cisco Systems, Lucent, Siemens, and Alcatel. In addition, we may in the future compete with SS7 gateway suppliers as well as Voice-over-DSL, or VoDSL, suppliers.

     The principal competitive factors for products utilized in our markets include:

o    pricing;
o    product features;
o    reliability and scalability;
o    performance;
o    compatibility with other products;
o    ease of installation and use;
o    customer relationships, service and support; and
o    brand recognition.

     Some of our competitors have greater financial and other resources than do we. With greater resources, our competitors may be able to take better advantage of new competitive opportunities, including offering lease and other financing programs. In addition, the rapid technological developments in our industry can result in frequent changes to our group of competitors. Consolidation in our industry may also affect our ability to compete. Acquisitions may strengthen our competitors' financial, technical and marketing resources and provide greater access to customers or new technologies. As a result, these competitors may be able to devote greater resources than we can to the development, promotion, sale and support of their products

Intellectual Property

     We rely on a combination of copyright, patent, trademark, trade secret and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect our trade secrets and know-how. We currently have four patent applications pending, and another patent application in process, but no issued patents. Although we employ a variety of intellectual property in the development and manufacturing of our products, we believe that none of our intellectual property is individually critical to our current operations. However, taken as a whole, we believe our intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on our results of operations. Our intellectual property protection measures may be insufficient to prevent misappropriation of our technology. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies, processes or rights that are important to our business. These assertions may result in litigation requiring us to pay substantial damages or to redesign or stop selling our products. Also, even if we were to prevail, litigation could be time-consuming and expensive and could divert our time and attention. In addition, the laws of many foreign countries do not protect our intellectual properties to the same extent as the laws of the United States. We may desire or be required to renew or to obtain licenses from others in order to further develop and market commercially viable products effectively. Any necessary licenses may not be available on reasonable terms.

Employees

     As of December 31, 2001, we employed 186 full-time employees including 53 in sales and marketing, 11 in operations, 103 in research and development, and 19 in finance and administration. Our employees are not covered by any collective-bargaining agreements, and we consider our relations with our employees to be good.

Properties

     Our headquarters are in Newark, California, where we lease approximately 52,000 square feet of space. We also operate facilities in Richardson, Texas, Germantown, Maryland and Berkshire, England. As of December 2001, we had sublease and lease agreements covering approximately 75,000 square feet that expire on various dates ranging from October 2002 to July 2007. We believe that our current facilities are adequate to support our current and anticipated near-term operations and believe that we can obtain additional space we may need in the future on commercially reasonable terms.

Legal Proceedings

     From time to time, we may be involved in litigation relating to claims arising out of the ordinary course of business. As of the date of this report, there are no material legal proceedings pending or, to our knowledge, threatened against us.

                                   MANAGEMENT

Executive Officers and Directors

     The following table shows information about our executive officers and directors as of December 31, 2001:


       Name                Age                    Position(s)
       ----                ---                    -----------
Steven M. Bauman           57     President, Chief Executive Officer and Director
Stanley E. Kazmierczak     41     Vice President, Finance and Administration, Chief Financial
                                    Officer and Secretary
Thomas J. Barsi            33     Vice President, Business Development and Marketing
                                    Communications
Julie P. Cotton            55     Vice President, Human Resources
T. Diane Pewitt            45     Executive Vice President, Operations
C. Reid Thomas             39     Executive Vice President, Sales and Product Marketing
W. Michael West            51     Chairman of the Board
Jeffrey M. Drazan          43     Director
John F. Malone             54     Director
Philip J. Quigley          59     Director
Paul Scott                 48     Director
Joshua W. Soske            42     Director


     Steven M. Bauman has served as our President, Chief Executive Officer and as a director since August 1999. Mr. Bauman was a principal at GeoPartners Research, a Cambridge, Massachusetts-based consultancy from February 1998 to August 1999. He was Vice President/General Manager, Network Systems Division and then Vice President of Virtual Private Networks of 3Com, a supplier of network systems, from October 1995 to February 1998. Mr. Bauman was Vice President and General Manager, Software Group, Farallon Communications (now Netopia) from 1993 until September 1995.

     Stanley E. Kazmierczak has served as our Vice President, Finance and Administration, Chief Financial Officer and Secretary since July 1999. Mr. Kazmierczak served as Chief Financial Officer and Vice President, Finance and Operations of Digital Link, a supplier of networking products, from January 1999 to July 1999, and as Chief Financial Officer from December 1992 to July 1999. He was Vice President, Finance and Administration of Digital Link from March 1996 to January 1999.

     Thomas J. Barsi has served as our Vice President, Business Development and Marketing Communications since July 2001. Mr. Barsi served as our Vice President, Business Development from December 1999 to July 2001, our Director of Sales from January 1999 to December 1999 and our Director of Marketing from July 1996 to January 1999. Prior to joining us, he was Director of Marketing responsible for the product line of high-end business products for Pacific Bell Internet from June 1995 to July 1996 and a product manager at Pacific Bell Internet from September 1994 to June 1995.

     Julie P. Cotton has served as our Vice President, Human Resources since June 2000. Ms. Cotton was Vice President, Human Resources at Pilot Network Services, an Internet security company, from April 1999 to June 2000. She worked as a management consultant from April 1998 to April 1999. Ms. Cotton was also Director of Organizational Effectiveness for Applied Materials, a manufacturer of semiconductor capital equipment, from October 1995 to April 1998. For a year prior to her position with Applied Materials, Ms. Cotton worked as an independent consultant.

     T. Diane Pewitt has served as our Executive Vice President, Operations since September 2001. Ms. Pewitt served as our Executive Vice President, Operations and Research Development from March 2001 until September 2001 and our Vice President, Operations from March 2000 until March 2001. She served as Vice President of Messaging for the service provider line of business for Lucent Technologies from June 1999 to March 2000. She also served as the Vice President of Operations for Lucent Technologies' Octel Messaging Division from January 1998 to June 1999. Ms. Pewitt was also Director of Operations for Lucent from June 1994 to January 1998.

     C. Reid Thomas has served as our Executive Vice President, Sales and Product Marketing since July 2001. Mr. Thomas served as our Vice President, Sales from April 2000 until July 2001. He served as Managing Director, Sales for Lucent Technologies, where he was responsible for AT&T Markets from August 1996 to April 2000. Prior to his employment with Lucent, Mr. Thomas was Group Manager, Strategy and Alliances for Octel Communications, from January 1995 to August 1996.

     W. Michael West has served as Chairman of our board of directors since June 1999. He served as Executive Vice President for Lucent Technologies from September 1997 to January 1998. Mr. West was President, Chief Operating Officer and a director of Octel Communications from January 1995 to August 1997, after having served as Executive Vice President from September 1986 to January 1995. Mr. West held multiple positions with Rolm Corporation from 1979 to September 1986, most recently as General Manager of the National Sales Division. Mr. West currently serves as a director of Media Arts Group, Inc.

     Jeffrey M. Drazan has served as a director since June 1996. Mr. Drazan has been a General Partner of Sierra Ventures since 1984. He currently serves on the board of directors of Evolve Software, Inc.

     John F. Malone has served as a director since January 1997. Mr. Malone has been President and Chief Executive Officer of The Eastern Management Group, a management consulting firm supplying professional services to major communications companies since April 1979. Mr. Malone worked at AT&T where he developed corporate strategy and managed sales and marketing organizations from Ohio to New York.

     Philip J. Quigley has served as a director since April 1998. Mr. Quigley was Chairman, President, and Chief Executive Officer of Pacific Telesis Group, a telecommunications holding company, from April 1994 until his retirement in December 1997. Mr. Quigley previously served as President and Chief Executive Officer of Pacific Bell, Executive Vice President and Chief Operating Officer of PacTel Corporation, and Chief Executive Officer of PacTel Personal Communications. Mr. Quigley serves as a director of Wells Fargo & Company and Nuance Communications, Inc. and as an advisory director of Thomas Weisel Partners LLC.

     Paul Scott has served as a director since September 2001. Prior to joining VINA, Mr. Scott has been Senior Vice President, of Worldwide Sales of Nuance Communications since February 2000. Mr. Scott served as Senior Vice President, Sales of Lucent Technologies, Octel Messaging Division from 1996 until February 2000. Mr. Scott served as Vice President, Sales of Octel Communications Corporation, a voice-messaging manufacturer from 1992 until 1996. He previously held various sales management positions at Octel Communications.

     Joshua W. Soske has served as a director since our inception and was one of our founders. Mr. Soske served as our President and Chief Executive Officer from inception until August 1999 and as our Executive Vice President and Chief Technology Officer from August 1999 until July 2001. He has been President and founder of International Design and Research, a communications consulting firm that provides management, architectural design and contract manufacturing services dealing primarily with telephone, data network, and television technologies since March 1979.

Board of Directors Committees and Other Information

     We have three classes of directors serving staggered three-year terms. All directors are elected to hold office until the next annual meeting of our stockholders and until their successors have been elected. There are no family relationships among any of our directors or executive officers.

o    The term of our Class I directors will expire at our 2004 annual meeting;

o    The term of our Class II directors will expire at our 2002 annual  meeting;
     and

o    The term of our Class III directors will expire at our 2003 annual meeting.

     Our Class I directors are Jeffrey M. Drazan, Paul Scott and Joshua W. Soske. Our Class II directors are John F. Malone and W. Michael West. Our Class III directors are Steven M. Bauman and Phillip J. Quigley. Because we have a classified board, only two of our seven board members will be elected at each annual stockholders' meeting, or three in the case of elections for our Class I directors, with the other directors continuing for the remainder of their class terms.

     Our board of directors has a compensation and an audit committee. Our compensation committee is responsible for, among other things, determining salaries, incentives and other forms of compensation for directors, officers and employees and administering various incentive compensation and benefit plans.
Our board of directors established executive compensation levels for 2002. Jeffrey M. Drazan, Philip J. Quigley and Steven M. Bauman are the current members of the compensation committee. Mr. Bauman is a non-voting member of the compensation committee. Our audit committee reviews our annual audit and meets with our independent auditors to review our internal accounting procedures and financial management practices. John F. Malone, Philip J. Quigley and Paul Scott are the current members of the audit committee.

Compensation Committee Interlocks and Insider Participation

     No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Director Compensation

     Except as otherwise described below, members of the board of directors do not receive cash compensation for service on the board of directors. Directors are reimbursed for their reasonable expenses in connection with their attendance at board and committee meetings. Directors are also eligible to receive stock options under our 2000 Stock Incentive Plan. Under the 2000 Stock Incentive
Plan, each new non-employee director, on his or her first business day after election to the board of directors, will receive an option to purchase 30,000 shares of our common stock at the fair market value on the date of the grant. In addition, each non-employee director who continues to serve on the board of directors at the conclusion of the annual meeting of stockholders will receive an option to purchase 7,500 shares of common stock.

     W. Michael West is paid an annual salary of $100,000 for his services as chairman of the board of directors. In connection with Mr. West joining the board of directors in June 1999, VINA sold 800,000 shares of common stock to Mr. West at a price of $0.60 a share. These shares are subject to a right of repurchase in favor of VINA that expires after a four-year period in the event that Mr. West's services to VINA cease. In addition, John F. Malone was paid a total of $5,000 in fiscal year 2001 for his services on the board of directors. VINA does not currently pay any cash compensation to any non-employee director for services on the board of directors.

Executive Compensation

     The following table sets forth compensation for services rendered in all capacities to VINA for the fiscal years ended December 31, 2001, 2000 and 1999, of (i) our Chief Executive Officer and (ii) our five other most highly compensated executive officers whose total annual salary and bonus for fiscal year 2001 exceeded $100,000 (the "Named Executive Officers").

                           Summary Compensation Table


                                                           Annual Compensation

                                                                                                         Long Term
                                                                                           Other       Compensation
                                                                                          Annual        Securities          All
                                                                             Bonus     Compensation     Underlying         Other
         Name and Principal Position                   Year    Salary($)    ($)(1)       ($)(2)           Options       Compensation
         ---------------------------                   ----    ---------    ------       ------           -------       ------------

Steven M. Bauman (3)..............................     2001   $ 240,000     $  ----      $  ----                          $ ----
   Chief Executive Officer and President               2000     200,000      35,417         ----          2,034,000
                                                       1999      71,279     100,000         ----


Stanley E. Kazmierczak (4)........................     2001     185,000        ----         ----                             162(5)
   Vice President, Finance and                         2000     175,000      52,500         ----            612,000
   Administration, Chief Financial Officer             1999      84,247        ----         ----
   and Secretary


Thomas J. Barsi ..................................     2001     170,000        ----         ----                             114(6)
   Vice President, Business Development and            2000     160,191      48,000         ----            268,000
   Marketing Communications                            1999     113,995      54,614         ----


C. Reid Thomas (7)................................     2001     190,592        ----         ----                        139,559 (8)
   Executive Vice President, Sales and Product         2000     104,616      85,686       77,830            440,000
   Marketing

T. Diane Pewitt (9)...............................     2001     199,679        ----         ----                             288(10)
   Executive Vice President, Operations                2000     144,577      65,500         ----            574,000



Joshua W. Soske (11)..............................     2001     122,265        ----         ----                          92,602(12)
   Executive Vice President and Chief                  2000     183,333      55,000         ----            496,000
   Technical Officer                                   1999     175,000        ----         ----



 ---------------------------

(1)  Includes amounts paid pursuant to VINA's bonus plan.
(2)  Represents payments made for relocation allowances.
(3)  Mr. Bauman joined VINA in August 1999.
(4)  Mr. Kazmierczak joined VINA in June 1999.
(5) Represents amount paid by VINA for life insurance on behalf of Mr. Kazmierczak.
(6)  Represents amount paid by VINA for life insurance on behalf of Mr. Barsi.
(7)  Mr. Thomas joined VINA in April 2000.
(8) Represents $139,424 earned as sales commissions by Mr. Thomas and $135 for life insurance paid by VINA on behalf of Mr. Thomas.
(9)  Ms. Pewitt joined VINA in March 2000.
(10) Represents amount paid by VINA for life insurance on behalf of Ms. Pewitt.
(11) Mr. Soske resigned from his position as an executive officer of VINA in July 2001.
(12) Represents $92,500 paid to Mr. Soske in connection with his resignation as an executive officer of VINA and $102 paid for life insurance by VINA on behalf of Mr. Soske.

Stock Option Grants in Last Fiscal Year

     The following tables set forth certain information as of December 31, 2001, and for the fiscal year then ended with respect to stock options granted to and exercised by the individuals named in the Summary Compensation Table above.



                                                      Option Grants in 2001                    Potential Realizable
                                                                                                 Value at Assumed
                                                                                               Annual Rates of Stock
                                                                                              Price Appreciation for
                                                                                                  Option Term (5)
                                                          Individual Grants                   -----------------------
                                                          -----------------
                                       Number of     % of Total
                                      Securities       Options
                                      Underlying     Granted to
                                        Options     Employees in     Exercise
                                        Granted       Fiscal Year      Price    Expiration
               Name                     (#)(1)           (2)        ($/Sh) (3)    Date (4)      5% ($)      10% ($)
               ----                     ------           ---        ----------    --------      ------      -------

Steven M. Bauman...............            124,000         2.2%        $1.563    3/27/11        $121,887     $308,886

Stanley E. Kazmierczak.........             74,000         2.2          1.563    3/27/11          72,739      184,335
                                            50,000                      1.030    8/06/11          32,388       82,077

Thomas J. Barsi................             48,000         1.8          1.563    3/27/11          47,182      119,568
                                            50,000                      1.030    8/06/11          32,388       82,077

C. Reid Thomas.................             50,000         1.8          1.563    3/27/11          49,148      124,550
                                            50,000                      1.030    8/06/11          32,388       82,077

T. Diane Pewitt................            124,000         3.1          1.563    3/27/11         121,887      308,886
                                            50,000                      1.030    8/06/11          32,388       82,077

Joshua W. Soske................              6,000         0.1          1.563    3/27/11           5,897       14,946


-------------------

(1) Includes 96,000 options granted to the Named Executive Officer pursuant to VINA's 2001 Executive Bonus Plan. The stock options granted pursuant to the bonus plan will vest on the seventh anniversary of the date of grant. The other stock options granted are exercisable in full immediately, but the shares received upon exercise are subject to repurchase by VINA. VINA's right to repurchase lapses as to 25% of the shares covered by the respective options on the first anniversary of the date of the grant, and lapses ratably on a monthly basis thereafter, with the repurchase right terminating in full on the fourth anniversary of the date of the grant.

(2) In 2001, VINA granted employees, directors and consultants options to purchase 6,570,934 shares of VINA's common stock.

(3) The exercise price on the date of grant was equal to 100% of the fair market value on the date of grant.

(4) The options have a term of 10 years, subject to earlier termination in certain events related to termination of employment.

(5) The 5% and 10% assumed rates of appreciation are suggested by the rules of the Securities and Exchange Commission and do not represent VINA's estimate or projection of the future common stock price. There can be no assurance that any of the values reflected in the table will be achieved.

Aggregate Option Exercises in Last Fiscal Year And 2001Year End Option Values

     The following table provides summary information concerning stock option exercises by the Named Executive Officers during our last fiscal year and options outstanding at the end of the last fiscal year.

                                                                         Number of Securities
                                                                             Underlying
                                                                        Unexercised Options       Value of Unexercised
                                                                               at                In-the-Money Options at
                                                                         December 31, 2001 (#)   December 31, 2001 ($)(3)
                                   Shares Acquired           Value           Exercisable/            Exercisable/
              Name                on Exercise (#)(1)    Realized ($)(2)      Unexercisable           Unexercisable
              ----                ------------------    ---------------      -------------           -------------

Steven M. Bauman.............                    0               0            1,584,000/0              $290,400/0
Stanley E. Kazmierczak.......                    0               0              219,000/0                15,300/0
Thomas J. Barsi..............                    0               0              268,500/0                67,595/0
C. Reid Thomas...............                    0               0              440,000/0                10,500/0
T. Diane Pewitt..............                    0               0              224,000/0                10,500/0
Joshua W. Soske..............              320,000        $380,800              610,200/0               183,928/0


------------------------

(1) The shares acquired upon exercise are subject to a right of repurchase by VINA. VINA's right to repurchase lapses as to 25% of the shares covered by the respective options on the first anniversary of the date of the grant, and lapses ratably on a monthly basis thereafter, with the repurchase right terminating in full on the fourth anniversary of the date of the grant.
(2) Calculated on the basis of the fair market value of the underlying securities at the exercise date minus the exercise price.
(3) Calculated on the basis of the fair market value of the underlying securities at December 31, 2001 ($1.24 per share) minus the exercise price.


Compensation Arrangements

     Steven M. Bauman is a party to an offer letter with VINA dated August 16, 1999. As contemplated by the offer letter, Mr. Bauman serves as Chief Executive Officer and President of VINA and as a member of the board of directors. Pursuant to the offer letter, VINA agreed to pay Mr. Bauman an initial annual salary of $200,000. In addition, Mr. Bauman is eligible to receive an incentive bonus equal to fifty percent (50%) of his base salary based on his performance. This bonus was guaranteed in his first year with VINA. Mr. Bauman was also given an option to purchase 1,660,000 shares of VINA's common stock at an exercise price equal to the fair market value of the common stock on the date of the grant. The options are immediately exercisable and vest over a four year period, however, the purchased shares are subject to repurchase by VINA in the event Mr. Bauman's service terminates prior to the shares vesting. In addition, if a change of control occurs, the shares that would have vested over the next 24 months will immediately vest. Further, if Mr. Bauman is terminated without good cause or resigns with good cause within 12 months of a change in control, his shares that would have vested over the 12 months following the change of control will immediately vest.

     Stanley E. Kazmierczak, VINA's Vice President, Finance and Administration, Chief Financial Officer and Secretary, is a party to an offer letter with VINA dated May 24, 1999. Under the terms of the offer letter, VINA agreed to pay Mr. Kazmierczak an annual salary of $175,000. Mr. Kazmierczak was also granted an option to purchase 393,000 shares of common stock at an exercise price equal to the fair market value of the common stock on the date of the grant. The option is immediately exercisable and vests over a four-year period, however, the purchased shares are subject to repurchase by VINA in the event Mr. Kazmierczak's service terminates prior to the shares vesting. In the event of involuntary termination within twelve months following a change in control of VINA, Mr. Kazmierczak will immediately vest in the greater of (i) the number of the shares that would have vested if Mr. Kazmierczak provided a total of 24 months of service with VINA or (ii) the number of shares that would have vested if Mr. Kazmierczak provided an additional 12 months of service following the date of the involuntary termination.

     C. Reid Thomas, VINA's Executive Vice President, Sales and Product Marketing, is a party to an offer letter with VINA dated April 7, 2000. Under the offer letter, VINA agreed to pay Mr. Thomas an annual salary of $150,000. The offer letter also provides for variable compensation in the form of commissions, quarterly bonuses, an annual bonus targeted at $150,000 upon achievement of VINA's revenue target, and a $400 monthly car allowance. Pursuant to the offer letter, Mr. Thomas was also granted an option to purchase 280,000 shares of common stock at an exercise price equal to the fair market value of the common stock on the date of the grant. The option is immediately exercisable and vests over a four-year period, however, any purchased shares are subject to repurchase by VINA in the event Mr. Thomas' service is terminated prior to the shares vesting. In the event of involuntary termination within twelve months following a change in control of VINA, Mr. Thomas will immediately vest in the greater of (i) the number of the shares that would have vested if Mr. Thomas provided a total of 24 months of service with VINA or (ii) the number of shares that would have vested if Mr. Thomas provided an additional 12 months of service following the date of the involuntary termination.

     T. Diane Pewitt, VINA's Executive Vice President, Operations, is a party to an offer letter with VINA dated January 21, 2000. Under the offer letter, VINA agreed to pay Ms. Pewitt an annual salary of $180,000 and an initial sign-on bonus in the amount of $25,000. The offer letter also provides that Ms. Pewitt is eligible to receive an additional target bonus of 25% of her salary based on achievement of corporate and strategic goals and objectives. Pursuant to the offer letter, Ms. Pewitt was also granted an option to purchase 350,000 shares of common stock at an exercise price equal to the fair market value of the common stock on the later of the date of the grant or the first date of employment. The option is immediately exercisable and vests over a four-year period, however, any purchased shares are subject to repurchase by VINA in the event Ms. Pewitt's service is terminated prior to the shares vesting. In the event of involuntary termination within twelve months following a change in control of VINA, Ms. Pewitt will immediately vest in the greater of (i) the number of the shares that would have vested if Ms. Pewitt provided a total of 24 months of service with VINA or (ii) the number of shares that would have vested if Ms. Pewitt provided an additional 12 months of service following the date of the involuntary termination.

     Thomas J. Barsi, VINA's Vice President, Business Development and Marketing Communications, is a party to an offer letter with VINA dated July 1, 1996. Under the offer letter, VINA agreed to pay Mr. Barsi an annual salary of $100,000. The offer letter also provides that Mr. Barsi is eligible to receive a $70,000 bonus upon delivering a bona fide letter of intent from Pacific Bell during 1996 for a volume purchase from VINA in 1997. The offer letter further provides that Mr. Barsi will be eligible for two additional $30,000 bonuses, one for each bona fide letter of intent he delivers from customers approved in the board top ten list during 1996 for a volume purchase from VINA in 1997. Pursuant to the offer letter, Mr. Barsi was also granted an option to purchase 40,000 shares of common stock, subject to repurchase, at price of $0.001 per share.

         Joshua M. Soske is party to a settlement agreement and release with VINA dated August 27, 2001 pursuant to which Mr. Soske agreed to resign from his position as VINA's Executive Vice President effective July 16, 2001. In connection with the settlement agreement, Mr. Soske entered into an independent contractor agreement with VINA on July 17, 2001. In connection with Mr. Soske's resignation, VINA paid Mr. Soske an aggregate six months salary equal to $92,500. In addition, VINA accelerated 200,000 options granted to Mr. Soske on May 5, 1998 as of the effective date of the settlement agreement. The options expire three months after the termination of the independent contractor agreement. An aggregate of 730,200 options granted to Mr. Soske after May 5, 1998 will accelerate and vest with respect to the number of shares that would have vested between Mr. Soske's resignation and six months following the effective date of the settlement agreement if Mr. Soske were still employed by VINA. Any options not vested as of the effective date of the settlement agreement will expire and any vested options will expire three months after the termination of the independent contractor agreement. The settlement agreement also provides that the consideration received by Mr. Soske represents settlement in full of all outstanding obligations VINA may have towards Mr. Soske, and Mr. Soske agrees to release VINA from any and all claims related to his employment with VINA. The independent contractor agreement Mr. Soske entered into with VINA in connection with the settlement agreement provides that Mr. Soske will provide consulting services on all aspects of VINA's business as requested to do so by VINA from July 17, 2001 to January 16, 2002 unless otherwise terminated pursuant to the terms of the independent contractor agreement. Mr. Soske was paid a total of $36,089 for consulting services under the independent contractor agreement.

Stock Plans

     2000 Stock Incentive Plan

     The 2000 Stock Incentive Plan was adopted by our board of directors and approved by our stockholders in July 2000. The 2000 plan is administered by our compensation committee. The 2000 plan provides for a variety of stock-based compensation awards to employees, non-employee directors and consultants, including incentive stock options as defined in Section 422 of the Internal Revenue Code, nonstatutory stock options, restricted shares, stock appreciation rights, stock units and other stock-related benefits. A total of 7,301,873 shares are reserved for issuance under the 2000 plan as of December 31, 2001. The number of shares reserved for issuance under the 2000 plan will be increased each year by the lowest of 2,500,000 shares, 4% of our outstanding common stock on the day of the increase, or a lesser number of shares determined by our board of directors. In no event, however, will the aggregate number of shares awarded under the 2000 plan exceed 10,000,000. Additionally, in no event may an employee or consultant receive option grants for more than 2,000,000 shares in the aggregate in the first fiscal year in which his or her service first commences, or 1,000,000 shares in each fiscal year thereafter.

     The 2000 plan includes change in control provisions that may result in the accelerated vesting of outstanding option grants, stock units and stock appreciation rights. The compensation committee may grant options, stock units or stock appreciation rights in which all or some of the shares shall become vested in the event of a change in control of the company. The board of directors may amend or modify the 2000 plan at any time, subject to any required stockholder approval. The 2000 plan terminates no later than ten years from the date of adoption.

     1999 and 2000 Woodwind Stock Option Plans

     In connection with our acquisition of Woodwind Communications Systems, Inc., in February 2001 we assumed the 1999 Stock Option Plan and the 2000 Stock Option Plan of Woodwind Communications Systems, Inc., and the outstanding options under each of these plans were converted into options to purchase shares of our common stock. As of December 31, 2001, there were options to purchase 714,023 shares of our common stock outstanding under these stock option plans. No shares of common stock are reserved for future issuance under these stock option plans.

     2000 Employee Stock Purchase Plan

     Our board of directors adopted our 2000 Employee Stock Purchase Plan in June 2000. In July 2000, our stockholders approved our 2000 Employee Stock Purchase Plan. A total of 1,000,000 shares of common stock has been reserved for issuance under our employee stock purchase plan, subject to adjustment for dilutive events. The number of shares reserved for issuance under the 2000 Employee Stock Purchase Plan increase on the first day of each of our fiscal years, commencing 2001, by the lesser of:

o    80,000 shares;

o    1% of our outstanding common stock on the day of the increase; or

o    a lesser number of shares determined by our board of directors.

     Our 2000 Employee Stock  Purchase Plan,  which is intended to qualify under
Section 423 of the Code, is administered by the board of directors or by a committee appointed by the board. Employees, including our officers and employee directors but excluding 5% or greater stockholders, are eligible to participate if they are customarily employed for more than 20 hours per week and for at least five months in any calendar year. Our 2000 Employee Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's compensation.

     The 2000 Employee Stock Purchase Plan was implemented during a series of offering periods, with new offering periods, other than the first offering period, commencing on February 1 and August 1 of each year. Our 2000 Employee
Stock Purchase Plan establishes two six-month accumulation periods per year. During each accumulation period, payroll deductions will accumulate, without interest. On the last business day of each accumulation period, accumulated payroll deductions will be used to purchase common stock. The initial offering period commenced on the date of our initial public offering and will end on July 31, 2002. The initial accumulation period began on the date of our initial public offering and ended on January 31, 2001.

     The purchase price will be equal to 85% of the fair market value per share of common stock on either the last day of the accumulation period or on the last trading day before the commencement of the applicable offering period, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in our 2000 Employee Stock Purchase Plan ends automatically on termination of employment with us. Immediately prior to the effective time of a corporate reorganization, the participation period then in progress will terminate and stock will be purchased with the accumulated payroll deductions unless the 2000 Employee Stock Purchase Plan is assumed by the surviving corporation or its parent corporation pursuant to the plan of merger or consolidation.

401(k) Plan

     Effective September 1999, we established a tax-qualified employee savings and retirement plan for which our employees will generally be eligible. Under our 401(k) Plan, employees may elect to reduce their current compensation and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by us on behalf of all participants in the 401(k) Plan. To date, we have made no matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Code, so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made.

                           RELATED PARTY TRANSACTIONS

     An aggregate of 790,517 shares of Series D preferred stock at $6.00 per share was sold in private financings in October 1998 and April 1999. An aggregate of 3,404,140 shares of Series E preferred stock at $7.00 per share was sold in private financings in January, February and March 2000. Each share of preferred stock converted automatically into one share of common stock upon the closing of our initial public offering in August 2000. The purchasers of the preferred stock include the following directors, executive officers, holders of more than 5% of our securities and their affiliated entities:

                                                                   Shares of
                                                                Preferred Stock
                                                                ---------------
Investor                                                      Series D  Series E
--------                                                      --------  --------

Entities affiliated with Sierra Ventures V, L.P.(1) ........   333,334   714,286
Entities affiliated with London Pacific Assurance Limited(2)   333,334   714,286
Philip J. Quigley(3) .......................................     4,107      --
W. Michael West ............................................      --      80,000

--------------------------

(1) Includes shares held by Sierra Ventures V, L.P., Sierra Ventures VI, L.P., and SV Associates VI, as nominee for its general partners. Jeffrey M. Drazan is a general partner of SV Associates V, L.P. and is a general partner of SV Associates VI, L.P., the general partner of Sierra Ventures VI, L.P. He is also a member of our board of directors. Other than 9,048 shares of Series D preferred stock and 19,389 shares of Series E preferred stock owned through SV Associates VI, he disclaims beneficial ownership of the shares held by the Sierra Ventures entities except to the extent of his pecuniary interest in these shares.

(2) Includes shares held by London Pacific Life & Annuity Company and London Pacific Assurance Limited.

(3)  Includes shares held by family trusts, of which Mr. Quigley is a trustee.


     In June 1999 we sold 800,000 shares of our common stock to W. Michael West, our chairman of the board, at a price of $0.60 per share, for an aggregate purchase price of $480,000.

     In September 2001, we loaned $168,750 to Julie M. Cotton, our Vice President, Human Resources. The loan is due and payable in September 2004 with interest at an annual rate of 3.94%.

     An aggregate 20,625,979 shares of our common stock at a purchase price of $.639 per share and warrants to purchase an aggregate of 6,590,000 shares of common stock at an exercise price of $1.00 per share were sold in private financings in October and December 2001. The purchasers of the common stock and warrants to purchase shares of common stock include the following directors, executive officers, holders of more than 5% of our securities and their affiliated entities:

                                                          Shares of
Investor                                                Common Stock   Warrants
--------                                                ------------   --------

Entities affiliated with Sierra Ventures VII, L.P.(1)    19,718,310    6,300,000
Steven M. Bauman(2) ..................................      234,742       75,000
W. Michael West(3) ...................................      234,742       75,000
C. Reid Thomas .......................................       46,948       15,000

--------------------------

(1)  Includes  shares  held by Sierra  Venture  VII,  L.P.  and Sierra  Ventures
     Associates VII, LLC, as nominee for its members. Jeffrey M. Drazan is a manager of Sierra Ventures Associates VII, LLC, which is the general partner of Sierra Ventures VII, L.P. He is also a member of our board of directors. Other than 312, 989 shares held by Sierra Ventures Associates VII, LLC, as nominee for its members, Mr. Drazan disclaims beneficial ownership of the shares held by the Sierra Ventures entities, except to the extent of his pecuniary interest in these shares.

(2)  Includes shares held by Steven M. Bauman and Ina U. Bauman Trust.

(3)  Includes shares held by The West 1991 Revocable Trust.

     In December 2001 we issued an aggregate of 2,217,527 shares of our common stock to Sierra Ventures VII, L.P. and Sierra Ventures Associates VII, LLC in connection with our merger with MOS Acquisition Corporation. MOS Acquisition was formed solely to purchase assets from Metrobility Optical Systems. The assets consist of all of the assets and technology used by Metrobility in connection with its development of optical concentration products. MOS Acquisition was owned by Sierra Ventures VII, L.P. and Sierra Ventures Associates VII, LLC. These Sierra Ventures entities, affiliates of a member of our board of directors, Mr. Jeffrey M. Drazan, are both substantial stockholders and secured creditors of Metrobility Optical Systems. The Sierra Ventures entities agreed to purchase the assets and technology for consideration that consisted, in part, of the forgiveness of some of Metrobility's secured debt held by these entities, if, immediately following the purchase, VINA Technologies acquired MOS Acquisition in a merger. Mr. Drazan did not participate as a member of the board of directors of VINA in its approval of these transactions.

     In connection with the acquisition of the Metrobility assets in October 2001 we entered into a loan and security agreement with Metrobility Optical Systems pursuant to which we agreed to loan up to an aggregate of $500,000 to Metrobility Optical Systems.

     We believe that the foregoing transactions were in our best interests. Our current policy is that we will enter into transactions with our officers, directors, 5% stockholders and their affiliates only if these transactions are approved by a majority of the disinterested independent directors, are on terms no less favorable to us than could be obtained from unaffiliated parties and are reasonably expected to benefit us.

     For information concerning indemnification of directors and officers, see "Description of Capital Stock--Limitation of Liability and Indemnification Matters."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information as of December 31, 2001 about the number of shares of common stock beneficially owned and the percentage of common stock beneficially owned before the offering, the number of shares of common stock owned that may be offered for sale from time to time under this prospectus and the number of shares of common stock beneficially owned after the completion of this offering (assuming the sale of all company stock offered by this prospectus) by:

o each person known to us to be the beneficial owner of more than 5% of our common stock;

o    each named executive officer;

o    each of our directors;

o    all of our directors and executive officers as a group; and

o    each of the other selling stockholders.

     Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o VINA Technologies, Inc., 39745 Eureka Drive, Newark, California 94560.

     We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

     There were 62,013,759 shares of common stock outstanding on December 31, 2001. In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of that person or entity prior to the offering, we deemed outstanding shares of common stock subject to options and shares of common stock subject to warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 2001. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. However, in computing the number of shares of common stock beneficially owned by a person or entity and the percentage of ownership of that person or entity after the offering, we have assumed that 69,103,759 shares of common stock will be outstanding upon completion of the offering assuming exercise of all outstanding warrants held by selling stockholders listed below. Shares subject to options exercisable were treated the same as described above. Asterisks represent beneficial ownership of less than one percent.



                                                                                 Shares Offered
                                                                                 --------------

                                                                                             Shares
                                                                                            Issuable
                                                 Shares Beneficially Owned                     On         Shares Beneficially Owned
                                                     Prior To Offering                      Exercise          After Offering
Name and Address of Beneficial Owner              Number       Percentage      Shares      of Warrants     Number      Percentage
------------------------------------              ------       ----------      ------      -----------     ------      ----------
5% Stockholders:

Entities affiliated with London Pacific
     Assurance Limited  (1)...................     3,044,402        4.9%              --            --     3,044,402       4.4%
     Minden House
     6 Minden Place
     St. Melier, Jersey
     JE 24WQ, UK



                                                                                 Shares Offered
                                                                                 --------------

                                                                                             Shares
                                                                                            Issuable
                                                 Shares Beneficially Owned                     On         Shares Beneficially Owned
                                                     Prior To Offering                      Exercise          After Offering
Name and Address of Beneficial Owner              Number       Percentage      Shares      of Warrants     Number      Percentage
------------------------------------              ------       ----------      ------      -----------     ------      ----------
Entities affiliated with Sierra Ventures
     (2)......................................    38,521,749       56.4%+     21,935,837(3)  6,300,000(4) 10,285,912      14.9%
     3000 Sand Hill Road
     Building 4, Suite 210
     Menlo Park, CA 94025

Directors and Executive Officers:

Steven M. Bauman (5)..........................     2,343,742        3.7%         234,742(6)     75,000(7)  2,034,000       2.9%
Stanley E. Kazmierczak (8)....................       612,000          *               --            --       612,000         *
Thomas J. Barsi (9)...........................       373,000          *               --            --       373,000         *
C. Reid Thomas (10)...........................       506,114          *           46,948        15,000       444,166         *
T. Dianne Pewitt (11).........................       575,841          *               --            --       575,841         *
Joshua W. Soske (12)..........................     2,086,884        3.3%       2,086,884            --           --         --
W. Michael West (13)..........................     1,613,931        2.6%         234,742(14)    75,000(15) 1,304,189       1.9%

Jeffrey M. Drazan (16)........................    38,845,513       56.8%+     21,935,837(17) 6,300,000(18)10,609,676      15.3%
John F. Malone (19)...........................       187,500          *               --            --       187,500         *
Philip J. Quigley (20)........................       349,063          *               --            --       349,063         *
Paul Scott (21)...............................        30,000          *               --            --        30,000         *

All Directors and Executive Officers as a
     group                                        47,850,754       71.1%++    24,539,153     6,465,000    16,846,601      24.3%
     (12 persons) ............................

Other Selling Stockholders:

LongBow Partners, L.P. (22)...................       511,074          *          387,324       123,750            --        --

LongBow Offshore LTD. (23)....................         5,163          *            3,913         1,250            --        --

Whitman Partners, L.P. (24)...................     2,024,390        3.2%       1,524,390       500,000            --        --

--------------------------

*    Less than 1%.

+ On October 17, 2001, Mr. Jeffrey M. Drazan, Sierra Ventures VII, L.P. and Sierra Ventures Associates VII, LLC, and several of their affiliates that own shares of our common stock, entered into a stockholders' agreement with VINA, which generally restricts the discretionary voting of more than 35% of our outstanding shares of common stock by Sierra Ventures and its affiliates until October 19, 2011.

++ After giving effect to the stockholders' agreement described above, the percentage beneficially owned by all directors and officers as a group is reduced from 71.1% to 49.4%.

(1) According to Schedule 13G dated January 9, 2001, filed jointly by London Pacific Life & Annuity Company ("LPLAC"), LPIMC Insurance Marketing Services ("LPIMC"), Berkeley International Capital Limited ("BICL"), and London Pacific Assurance Limited ("LPAL"), LPLAC, LPIMC, BICL and LPAL own collectively 3,044,402 shares. LPLAC is the beneficial owner of, with sole dispositive and voting power for, 535,715 shares. LPIMC is the beneficial owner of, with sole dispositive and voting power for, 100,000 shares. BICL is the beneficial owner of, with sole dispositive and voting power for, 178,571 shares. LPAL is the beneficial owner of, with sole dispositive and voting power for, 2,230,116 shares.

(2) According to Schedule 13G dated February 14, 2001, filed jointly by Sierra Ventures V, L.P., SV Associates V, L.P. Sierra Ventures VI, L.P. and SV Associates VI, L.P., Sierra Ventures V, L.P. and SV Associates V, L.P. own collectively 8,591,484 and Sierra Ventures VI, L.P. and SV Associates VI, L.P. own collectively 1,621,506. Sierra Ventures V, L.P. and SV Associates V, L.P. are currently the beneficial owners of, and share voting and dispositive power for, 8,591,484 shares. Sierra Ventures VI, L.P. and SV Associates VI, L.P. are currently the beneficial owners of, and share voting and dispositive power for, 1,621,506. Also includes 72,922 shares held by SV Associates VI, as nominee for its general partners; 21,061,317 shares and 6,085,000 shares subject to warrants exercisable within 60 days after December 31, 2001 held by Sierra Ventures VII, L.P; and 874,520 shares and 215,000 shares subject to warrants exercisable within 60 days after December 31, 2001 held by Sierra Ventures Associates VII, LLC, as nominee for its members.

(3) Includes 21,061,317 shares held by Sierra Ventures VII, L.P. and 874,520 shares held by Sierra Ventures VII, LLC, as nominee for its members.

(4) Includes 6,085,000 shares subject to warrants exercisable within 60 days of December 31, 2001 held by Sierra Ventures VII, L.P. and 215,000 shares subject to warrants exercisable within 60 days of December 31, 2001 held by Sierra Ventures Associates VII, LLC, as nominee for its members.

(5) Includes 1,584,000 shares subject to options exercisable within 60 days of December 31, 2001. Also includes 584,742 shares and 75,000 shares subject to warrants exercisable within 60 days of December 31, 2001 held by Steven
     M. & Ina U. Bauman Trust. Also includes 100,000 shares held by Mr. Bauman's adult children.

(6)  Includes 234,742 shares held by Steven M. & Ina U. Bauman Trust.

(7) Includes 75,000 shares subject to warrants exercisable within 60 days of December 31, 2001 held by Steven M. & Ina U. Bauman Trust.

(8) Includes 20,000 shares held by the Christin Kazmierczak Grantor Retained Annuity Trust and 20,000 shares owned by the Stanley Kazmierczak Grantor Retained Annuity Trust. Also includes 219,000 shares subject to options exercisable within 60 days of December 31, 2001.

(9) Includes 268,500 shares subject to options exercisable within 60 days of December 31, 2001.

(10) Includes 400,000 shares subject to options exercisable within 60 days of December 31, 2001. Also includes 15,000 shares subject to warrants exercisable within 60 days of December 31, 2001.

(11) Includes 224,000 shares subject to options exercisable within 60 days of December 31, 2001.

(12) Includes 610,200 shares subject to options exercisable and within 60 days of December 31, 2001

(13) Includes 400,000 shares subject to options exercisable within 60 days of December 31, 2001. Also includes 334,742 shares and 75,000 shares subject to warrants exercisable within 60 days of December 31, 2001 held by the West 1991 Revocable Trust.

(14) Includes 234,742 shares held by the West 1991 Revocable Trust.

(15) Includes 75,000 shares subject to warrants exercisable within 60 days of December 31, 2001 held by the West 1991 Revocable Trust.

(16) Includes 107,500 shares subject to options exercisable within 60 days after December 31, 2001. Also includes 21,061,317 shares and 6,085,000 shares subject to warrants exercisable within 60 days after December 31, 2001 held by Sierra Ventures VII, L.P. and 874,520 shares and 215,000 shares subject to warrants exercisable within 60 days after December 31, 2001 held by Sierra Ventures Associates VII, LLC, as nominee for its members. Also includes 8,591,484 shares held by Sierra Ventures V, L.P., 1,621,506 shares held by Sierra Ventures VI, L.P. and 72,922 shares held by SV Associates VI, as nominee for its general partners. Jeffrey M. Drazan is a general partner of SV Associates V, L.P., a general partner of SV Associates VI, L.P. and is a manager of Sierra Ventures Associates VII, LLC which is the general partner of Sierra Ventures VII, LP. He is also a director of ours. Other than 47,286 shares held by SV Associates VI, as nominee for its general partners and 312,989 shares held by Sierra Ventures Associates VII, LLC, as nominee for its members, Mr. Drazan disclaims beneficial ownership of the shares held by Sierra Ventures entities, except to the extent of his pecuniary interest in these shares.

(17) See footnote 3.

(18) See footnote 4.

(19) Includes 187,500 shares subject to options exercisable within 60 days of December 31, 2001.

(20) Includes 154,107 shares held by the Quigley Family Trust. Mr. Quigley is the Trustee of the Quigley Family Trust, and is a director of ours. Mr. Quigley disclaims beneficial ownership of his shares held by the Quigley Family Trust. Also includes 107,500 shares subject to options exercisable within 60 days of October 15, 2001.

(21) Includes 30,000 shares subject to options exercisable within 60 days of December 31, 2001.

(22) Includes 123,750 shares subject to warrants exercisable within 60 days of December 31, 2001.

(23) Includes 1,250 shares subject to warrants exercisable within 60 days of December 31, 2001.

(24) Includes 500,000 shares subject to warrants exercisable within 60 days of December 31, 2001.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our securities and provisions of our restated certificate of incorporation and bylaws is only a summary. You should also refer to the copies of our restated certificate, bylaws and stockholder rights agreement which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part, and to the provisions of Delaware law.

     Our authorized capital stock consists of 125,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of preferred stock, $0.0001 par value. Our shares of common stock are listed for trading on the Nasdaq National Market under the symbol "VINA."

Common Stock

     As of December 31, 2001 there were 62,013,759 shares of common stock outstanding held by approximately 299 stockholders of record.

     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore. See "Dividend Policy." Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Warrants

     As of December 31, 2001 there were warrants outstanding to purchase 7,090,000 shares of our common stock. All of the warrants have an exercise price of $1.00 per share. Each warrant has a term of three years. If the closing trading price of shares of VINA common stock is $2.00 or more for twenty days during a period of thirty consecutive trading, the warrants will terminate early and will cease to be exercisable ten days following receipt of notice from VINA of such an occurrence. Upon exercise of the warrants, VINA will determine whether the exercise price is to be paid in cash or in shares of VINA common stock pursuant to net issuance provisions. However, if the warrants are exercised upon the occurrence of an early termination as described above, then the investor may elect to pay the exercise price in cash or in shares of VINA common stock pursuant to the net issuance provisions.

Stockholders' Agreement

     In October 2001, Jeffrey M. Drazan, one of our directors, and certain Sierra Ventures entities affiliated with Mr. Drazan, referred to as the Sierra Entities, entered into a stockholders' agreement with VINA. Pursuant to the stockholders' agreement, Mr. Drazan and the Sierra Entities agreed, and appointed VINA as their proxy, to vote all of the shares of VINA's common stock beneficially owned by them in excess of 35% of VINA's outstanding common stock (including as outstanding any shares not outstanding but deemed to be beneficially owned by them) in the same proportion as the stockholders of VINA, other than Mr. Drazan and the Sierra Entities, vote. Additionally, each Sierra Entity agreed to be present in person or proxy at all meetings of stockholders to the extent necessary to count the common stock beneficially owned by it as present for the purpose of a quorum at such meetings. The obligations under the stockholders' agreement expire on October 19, 2011.

Preferred Stock

     Our board of directors has the authority, without further action by the stockholders, to issue from time to time up to 5,000,000 shares of preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of us.

     In July 2001 we declared a dividend distribution of one "right" for each outstanding share of common stock to stockholders of record at the close of business on August 6, 2001. In general, each right, when exercisable, entitles the registered holder to purchase from VINA one one-thousandth of a share of a new series of preferred stock, designated as Series A Participating Preferred Stock, at a price of $35.00 per one one-thousandth of a share, subject to adjustment. The description and terms of the rights are set forth in a rights agreement, as amended, between VINA and American Stock Transfer & Trust, as "rights agent."

Delaware Anti-Takeover Law, Selected Charter Provisions and Stockholders' Rights Plan

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or Delaware Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     Our directors are divided into three classes. The number of directors are distributed among the three classes so that each class will consist of one-third, or as close as possible, of the board of directors. The classification of the board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the directors, which could have the effect of delaying or preventing a change in control of our company. Our certificate authorizes only the board of directors to fill vacancies, including newly created directorships. Our restated certificate also provides that directors may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock of incorporation.

     Our certificate of incorporation provides that our bylaws may be repealed or amended only by a two-thirds vote of the board of directors or a two-thirds stockholder vote. Further, the certificate of incorporation requires that all stockholder action be taken at a stockholders' meeting. In addition, those provisions of the certificate of incorporation may only be amended or repealed by the holders of at least two-thirds of the voting power of all the then-outstanding shares of stock entitled to vote generally for the election of directors voting together as a single class.

     Our rights agreement, which contains the terms of our stockholder rights plan, provides that a right, consisting of a share of Series A Participating Preferred Stock, is attached to each share of our outstanding common stock. The stockholder rights plan is intended to deter an attempt to acquire VINA in a manner or on terms not approved by our board of directors. The rights generally will separate from the common stock and become exercisable if any person or group acquires or announces a tender offer to acquire 20% or more of our outstanding common stock without the consent of our board of directors.

     The provisions described above, together with the ability of the board of directors to issue preferred stock as described above, may have the effect of deterring a hostile takeover or delaying a change in our control or management.

Limitation of Liability and Indemnification Matters

     We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware Law. The Delaware Law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability

o    for any breach of their duty of loyalty to us or our stockholders,

o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

o    for  unlawful   payment  of  dividend  or  unlawful  stock   repurchase  or
     redemption, as provided Section 174 of the Delaware Law, or

o for any transaction from which the director derived an improper personal benefit.

     Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least 66-2/3% of our shares entitled to vote in the election of directors, voting as one class.

     Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware Law. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers of us.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                              PLAN OF DISTRIBUTION

     The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. As used in this prospectus, the term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered hereby. The selling stockholders may sell the shares being offered hereby on the Nasdaq National Market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price or at negotiated prices. Shares may be sold by one or more of the following means of distribution:

o block trades in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

o over-the-counter distributions in accordance with the rules of the Nasdaq National Market;

o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

o    privately negotiated transactions.

     We will not receive any proceeds from the sales of shares by the selling stockholders. However, we will receive the exercise price if the selling stockholders exercise their warrants. We cannot be certain as to when and if all of these warrants will be exercised and as to the amount of the proceeds we will actually receive from exercises because of the cashless exercise provisions of the warrants.

     To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     In connection with distributions of the shares offered hereby, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell our common stock short and deliver the shares offered hereby to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealer or other financial institutions which require the delivery to such broker-dealers or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge the shares offered hereby to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares offered hereby that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

     Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

     We have advised the selling stockholders that the anti-manipulation of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers on or prior to sales of the shares offered hereby.

     The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

     In order to comply with the securities laws of certain states, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, and discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     There can be no assurance that the selling stockholders will sell all or any of the shares of common stock offered under this prospectus.

                                  LEGAL MATTERS

     Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop LLP, San Francisco, California.

                                     EXPERTS

     The consolidated financial statements as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001, included in this prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to VINA and the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are not necessarily complete. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, accordingly file reports, proxy statements and other information with the SEC. A copy of these materials, including exhibits and schedules, may be inspected without charge at the SEC's public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

                             VINA TECHNOLOGIES, INC.

                   Index to Consolidated Financial Statements

                                                                                            Page
                                                                                            ----

Independent Auditors' Report .............................................................   F-2
Consolidated Balance Sheets as of December 31, 2000 and 2001 .............................   F-3
Consolidated Statements of Operations for the Years Ended December 31, 1999, 2000 and 2001   F-4
Consolidated Statements of Stockholders' Equity and Comprehensive Loss for the Years Ended
   December 31, 1999, 2000 and 2001 ......................................................   F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1999, 2000 and 2001   F-7
Notes to Consolidated Financial Statements ...............................................   F-8

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of VINA Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of VINA Technologies, Inc. and its subsidiaries (the Company) as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of VINA Technologies, Inc. and its subsidiaries at December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.





DELOITTE & TOUCHE LLP

San Jose, California
January 21, 2002

                           VINA TECHNOLOGIES, INC.
                           Consolidated Balance Sheets
               (In thousands, except share and per share amounts)

                                                                                          December 31,
                                                                                  ------------------------
                                                                                       2000         2001
                                                                                       ----         ----
                                     ASSETS
Current assets:
  Cash and cash equivalents ....................................................   $   7,740   $  15,805
  Short-term investments .......................................................      36,759         500
  Common stock subscription receivable..........................................          --       9,589
  Accounts receivable, less of allowance for doubtful accounts
     of $335 in 2000 and $457 in 2001...........................................       5,243       9,843
  Inventories ..................................................................       1,973       4,903
  Prepaid expenses and other ...................................................       2,649       1,555
                                                                                   ---------   ---------
      Total current assets .....................................................      54,364      42,195
Property and equipment, net ....................................................       4,096       5,271
Other assets ...................................................................          76         356
Acquired intangibles, net.......................................................          --       5,663
Goodwill, net...................................................................          --      26,426
                                                                                   ---------   ---------
      Total assets .............................................................   $  58,536   $  79,911
                                                                                   =========   =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable .............................................................   $   8,536   $   7,798
  Accrued compensation and related benefits ....................................       2,588       2,333
  Accrued warranty .............................................................         686         696
  Other current liabilities ....................................................       1,897       2,810
                                                                                    --------   ---------
      Total current liabilities ................................................      13,707      13,637
                                                                                    ---------   ---------



Commitments and Contingencies (Note 8)

Stockholders' equity:
  Convertible  preferred  stock;  $0.0001 par value;  5,000,000 shares
    authorized; none outstanding ...............................................          --           --
  Common stock; $0.0001 par value; 125,000,000 shares authorized: 2000 and 2001,
    shares outstanding: 2000, 32,546,845; 2001, 62,013,759......................           3           6
  Additional paid-in capital ...................................................     144,708     194,814
  Deferred stock compensation ..................................................     (26,386)     (7,106)
  Accumulated deficit ..........................................................     (73,544)   (121,440)
  Accumulated other comprehensive income .......................................          48          --
                                                                                   ---------    ---------
      Total stockholders' equity ...............................................      44,829      66,274
                                                                                   ---------    ---------
      Total liabilities and stockholders' equity ...............................   $  58,536    $ 79,911
                                                                                   =========    =========


                 See notes to consolidated financial statements

                             VINA TECHNOLOGIES, INC.
                      Consolidated Statements of Operations
                    (In thousands, except per share amounts)



                                                        Years Ended
                                                        December 31,
                                               ---------------------------------
                                                   1999        2000       2001
                                                   -----      -----      -----

Net revenue .................................    $ 12,700    $ 32,078   $ 46,896
Cost of revenue
  (excluding stock-based compensation) ......       7,713      19,240     29,551
                                                 --------    --------   --------
Gross profit
  (excluding stock-based compensation) ......       4,987      12,838     17,345
                                                 --------    --------   --------
Costs and expenses:
  Research and development
    (excluding stock-based compensation) ....       6,690      12,609     18,841
  Selling, general and administrative
    (excluding stock-based compensation) ....      10,881      21,124     22,898
  Stock-based compensation, net (*)..........       4,715      24,169     10,570
  In-process research and development........          --          --      5,081
  Amortization of intangible assets..........          --          --      8,243
  Restructuring expenses
     (excluding stock-based compensation)....          --          --        991
                                                 --------    --------   --------
      Total costs and expenses ..............      22,286      57,902     66,624
                                                 --------    --------   --------
Loss from operations ........................     (17,299)    (45,064)   (49,279)
Interest income .............................         355       1,757      1,486
Interest expense ............................        (132)        (25)        --
Other (expense)..............................          --          --       (103)
                                                 --------    --------   --------
Net loss ....................................    ($17,076)   ($43,332)  ($47,896)
                                                 ========    ========   ========

Net loss per share, basic and diluted........    ($  3.30)   ($  2.63)  ($  1.29)
                                                 ========    ========   ========
Shares used in computation, basic and diluted       5,169      16,467     37,121
                                                 ========    ========   ========

*  Stock-based compensation, net:
      Cost of revenue .......................    $    152    $  1,855   $  1,016
      Research and development ..............       1,098       7,985      4,446
      Selling, general and administrative ...       3,465      14,329      7,677
      Restructuring benefit..................          --          --     (2,569)
                                                 --------    --------   --------
         Total...............................    $  4,715    $ 24,169   $ 10,570
                                                 ========    ========   ========





                 See notes to consolidated financial statements

                            VINA TECHNOLOGIES, INC.
     Consolidated Statements of Stockholders' Equity and Comprehensive Loss
                      (In thousands, except share amounts)

                                                  Convertible                                               Preferred
                                               Preferred Stock            Common Stock        Additional      Stock      Deferred
                                               ---------------            ------------         Paid-In    Subscription     Stock
                                             Shares        Amount     Shares        Amount     Capital     Receivable  Compensation
                                             ------        ------     ------        ------     -------     ----------  ------------

Balances, January 1, 1999.............     14,279,771             1   6,681,918           1      25,069           (25)         (361)
Comprehensive loss:
   Net loss ............................           --            --          --          --          --            --            --

Exercise of stock options ..............           --            --   1,608,497          --         608            --            --
Repurchase of common stock .............           --            --    (344,334)         --         (18)           --            --
Sale of common stock ...................           --            --     800,000          --         480            --            --
Sale of Series D convertible preferred
  stock.................................       10,746            --          --          --          65            --            --
Receipt of subscription receivable......           --            --          --          --          --            25            --
Issuance of non-employee stock options
  for services.......... ...............           --            --          --          --          99            --            --
Deferred stock compensation ............           --            --          --          --      17,778            --       (17,778)
Amortization of deferred stock
  compensation .........................           --            --          --          --          --            --         4,616
                                           ----------------------------------------------------------------------------------------
Balances, December 31, 1999.............   14,290,517             1   8,746,081           1      44,081            --       (13,523)
Comprehensive loss:
   Net loss ............................           --            --         --           --          --            --            --
   Other comprehensive
     income, net of tax:
   Unrealized gain on available-for-
     sale investments...................           --            --          --          --          --            --            --


     Comprehensive loss ................           --            --          --          --          --            --            --

Exercise of stock options ..............           --            --   3,081,973          --       3,573            --            --
Repurchase of common stock .............           --            --    (425,866)         --        (231)           --            --
Sale of Series E convertible preferred
  stock (net of issuance of costs of $8)    3,404,140             1          --          --      23,820            --            --
Issuance of common stock (net of
  issuance costs of $4,967).............           --            --   3,450,000          --      36,433            --            --
Issuance of non-employee stock option
  for services .........................           --            --         --           --         635            --            --
Conversion of convertible preferred
  stock ................................  (17,694,657)           (2) 17,694,657           2          --            --            --
Deferred stock compensation ............           --            --          --          --      36,397            --       (36,397)
Amortization of deferred stock
  compensation..........................           --            --          --          --          --            --        23,534
                                           ----------------------------------------------------------------------------------------
Balances, December 31, 2000.............           --            --  32,546,845           3     144,708            --       (26,386)
Comprehensive loss:
   Net loss ............................           --            --         --           --          --            --            --
   Other comprehensive
     loss, net of tax:
     Reclassification adjustment for
     gains included in net income.......           --            --          --          --          --            --            --

Comprehensive loss .....................           --            --          --          --          --            --            --

Exercise of stock options ..............           --            --   1,018,448          --         485            --            --
Sale of common stock under
  employee stock purchase plan..........           --            --     287,749          --         760            --            --
Repurchase of common stock .............           --            --    (355,924)         --        (706)           --            --
Issuance of common stock in
  acquisition...........................           --            --   4,148,745           1      42,643            --          (588)
Issuance of common stock
  for asset purchase....................           --            --   2,217,527          --       2,549            --             --
Private placement of common stock
  (net of issuance costs of $505).......           --            --  22,150,369           2      11,721            --             --
Sale of warrants attached to common
  stock in private placement............           --            --          --          --       1,952            --             --
Stock-based compensation associated
  with private placement................           --            --          --          --         289            --             --
Issuance of non-employee stock option
  for services .........................           --            --         --           --           4            --             --
Net reversal of deferred stock
  compensation from forfeitures.........           --            --         --           --      (9,591)           --         9,591
Amortization of deferred stock
  compensation..........................           --            --          --          --          --            --        10,277
                                           ----------------------------------------------------------------------------------------
Balances, December 31, 2001                        --       $    --  62,013,759     $     6   $ 194,814     $      --      $ (7,106)
                                           ========================================================================================

                 See notes to consolidated financial statements

                              VINA TECHNOLOGIES, INC.
     Consolidated Statements of Stockholders' Equity and Comprehensive Loss
                      (In thousands, except share amounts)

                                                           Accumulated
                                                              Other            Total
                                             Accumulated   Comprehensive    Stockholders'  Comprehensive
                                               Deficit        Income          Equity           Loss
                                               -------        ------          ------           ----

Balances, January 1, 1999...............     $  (13,136)     $     --       $  11,549
Comprehensive loss:
   Net loss ............................        (17,076)           --         (17,076)      $(17,076)
                                                                                            =========
Exercise of stock options ..............             --            --             608
Repurchase of common stock .............             --            --             (18)
Sale of common stock ...................             --            --             480
Sale of Series D convertible preferred
   stock................................             --            --              65
Receipt of subscription receivable......             --            --              25
Issuance of non-employee stock
   options for service ...............               --            --              99
Deferred stock compensation ............             --            --              --
Amortization of deferred
   stock compensation...................             --            --           4,616
                                          ----------------------------------------------------

Balances, December 31, 1999.............        (30,212)           --             348
Comprehensive loss:
   Net loss ............................        (43,332)           --         (43,332)      $(43,332)
   Other comprehensive
     income, net of tax:
   Unrealized gain on available-for-
     sale investments...................             --            48              48             48
                                                                                            --------

     Comprehensive loss ................             --            --              --       $(43,284)
                                                                                            =========
Exercise of stock options ..............             --            --           3,573
Repurchase of common stock .............             --            --            (231)
Sale of Series E convertible preferred
   stock (net of issuance costs of $8)..             --            --          23,821
Issuance of common stock (net of
   (issuance costs of $4,967)...........             --            --          36,433
Issuance of non-employee stock
   options for services.................             --            --             635
Conversion of convertible preferred
   stock................................             --            --              --
Deferred stock compensation ............             --            --              --
Amortization of deferred stock
   compensation.........................             --            --          23,534
                                        ------------------------------------------------------
Balances, December 31, 2000.............        (73,544)           48          44,829
Comprehensive loss:
   Net loss ............................        (47,896)           --         (47,896)      $(47,896)
   Other comprehensive
     loss, net of tax:
     Reclassification adjustment for
     gains included in net income.......             --           (48)            (48)           (48)
                                                                                             -------
Comprehensive loss .....................             --            --              --       $(47,944)
                                                                                            ========
Exercise of stock options ..............             --            --             485
Sale of common stock under
  employee stock purchase plan..........             --            --             760
Repurchase of common stock .............             --            --            (706)
Issuance of common stock in
  acquisition...........................             --            --          42,056
Issuance of common stock
  for asset purchase....................             --            --           2,549
Private placement of common stock
  (net of issuance costs of $505).......             --            --          11,723
Sale of warrants attached to common
  stock in private placement............             --            --           1,952
Stock-based compensation associated
  with private placement................             --            --             289
Issuance of non-employee stock option
  for services .........................             --            --               4
Net reversal of deferred stock
  compensation from forfeitures.........             --            --              --
Amortization of deferred stock
  compensation, net of forfeitures......             --            --          10,277
                                        ------------------------------------------------------
Balances, December 31, 2001                  $ (121,440)      $    --        $ 66,274
                                        ======================================================

                 See notes to consolidated financial statements

                            VINA TECHNOLOGIES, INC.
                      Consolidated Statements of Cash Flows
                                 (In thousands)


                                                                              Years Ended December 31,
                                                                           -------------------------------
                                                                            1999       2000       2001
                                                                            ----       ----       ----

Cash flows from operating activities:
  Net loss ...........................................................   $(17,076)   $(43,332)  $(47,896)
  Reconciliation of net loss to net cash used in operating activities:
     Depreciation and amortization ...................................        640       1,042     10,080
     Stock-based compensation, net....................................      4,715      24,169     10,570
     In-process research and development..............................         --          --      5,081
     Accrued interest income on short-term investments ...............         --      (1,180)       797
     Changes in operating assets and liabilities, net of effects from acquisition in 2001:
        Accounts receivable ..........................................       (852)     (2,774)    (4,594)
        Inventories ..................................................        (88)     (1,877)    (2,586)
        Prepaid expenses and other ...................................        160      (2,483)     1,222
        Other assets .................................................         70         (58)      (220)
        Accounts payable .............................................      2,657       5,015     (1,294)
        Accrued compensation and related benefits ....................        441       1,697       (799)
        Accrued warranty .............................................        297         237         10
        Other current liabilities ....................................        (26)      1,455       (751)
                                                                           ------     -------    -------
           Net cash used in operating activities .....................     (9,062)    (18,089)   (30,380)
                                                                           ------     -------    -------

Cash flows from investing activities:
  Purchases of property and equipment ................................       (938)     (3,782)    (1,108)
  Purchases of short-term investments ................................     (3,994)    (50,499)    (1,050)
  Proceeds from sales/maturities of short-term investments ...........      7,998      15,000     36,432
  Net cash from acquisition...........................................         --          --       (454)
                                                                            -----     -------    -------
          Net cash provided by (used in) investing activities ........      3,066     (39,281)    33,820
                                                                            -----     -------    -------

Cash flows from financing activities:
  Net proceeds from sale of convertible preferred stock ..............         90      23,821         --
  Net proceeds from sale of common stock .............................        480      36,433      4,086
  Proceeds from the sale of stock under employee stock purchase
    and stock option plans............................................        608       3,573      1,245
  Repurchase of common stock .........................................        (18)       (231)      (706)
  Proceeds from issuance of long-term debt ...........................        464         375         --
  Repayments of long-term debt .......................................       (415)     (1,429)        --
                                                                            -----      ------     ------
         Net cash provided by financing activities ...................      1,209      62,542      4,625
                                                                            -----      ------     ------

Net change in cash and cash equivalents ..............................     (4,787)      5,172      8,065
Cash and cash equivalents, Beginning of year .........................      7,355       2,568      7,740
                                                                           ------      ------     ------
Cash and cash equivalents, End of year ...............................     $2,568      $7,740    $15,805
                                                                           ======      ======     ======
Noncash investing and financing activities:
     Deferred stock compensation, net of forfeitures..................    $17,778     $36,397    $(9,591)
                                                                          =======     =======    =======
     Conversion of convertible preferred stock into common stock......    $    --     $48,120    $    --
                                                                          =======     =======    =======
     Changes in unrealized gain on available-for-sale investments         $    --     $    80    $   (80)
                                                                          =======     =======    =======
     Common stock subscription receivable............................     $    --     $    --    $ 9,589
                                                                          =======     =======    =======
     Issuance of common stock in acquisition.........................     $    --     $    --    $42,056
                                                                          =======     =======    =======
     Issuance of common stock for asset purchase.....................     $    --     $    --    $ 2,549
                                                                          =======     =======    =======
Supplemental disclosures of cash flow information:
  Cash paid for interest                                                  $   103     $    64    $    --
                                                                          =======     =======    =======


                 See notes to consolidated financial statements

                             VINA TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years Ended December 31, 1999, 2000 and 2001

1. Business and Significant Accounting Policies

     Business - VINA Technologies, Inc. (the Company or VINA), incorporated in June 1996, designs, develops, markets and sells multiservice broadband access communications equipment that enables telecommunications service providers to deliver bundled voice and data services. The Company has incurred significant losses since inception and expects that net losses and negative cash flows from operations will continue for the foreseeable future.

     Basis of Presentation - The consolidated financial statements include the accounts of VINA Technologies, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. Such management estimates include an allowance for doubtful accounts receivable, reserves for sales returns, provisions for inventory to reflect the net realizable value, valuation allowances against deferred income taxes and accruals for product warranty and other liabilities. Actual results could differ from those estimates.

     Certain Significant Risks and Uncertainties - Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments and accounts receivable. The Company only invests its cash in highly liquid and high investment grade instruments. The Company sells its products to distributors and end users primarily in the United States and generally does not require its customers to provide collateral or other security to support accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition and maintains allowances for estimated potential bad debt losses.

     The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future consolidated financial position, results of operations or cash flows: advances, trends in new technologies and developing industry standards; competitive pressures in the form of new products or price reductions on current products; changes in the overall demand for products offered by the Company; changes in certain strategic relationships or customer relationships; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; risk associated with changes in domestic and international economic and/or political conditions or regulations; the Company's ability to obtain additional capital to support operations; the Company's ability to integrate acquired businesses and the Company's ability to attract and retain employees necessary to support its growth.

     Certain components and subassemblies used in the Company's products are purchased from a sole supplier or a limited group of suppliers. In addition, the Company outsources the production and manufacture of its access integration devices to a sole turnkey manufacturer. Any manufacturing disruption, shortage of supply of products or components, or the inability of the Company to procure products or components from alternative sources on acceptable terms could have a material adverse effect on the Company's business, consolidated financial position and results of operations.

     Cash Equivalents - The Company classifies all investments in highly liquid debt instruments with maturities at the date of purchase of three months or less as cash equivalents.

     Short-Term Investments - Short-term investments consist of various instruments with investment grade credit ratings. All of the Company's short-term investments are classified as "available-for-sale" based on the Company's intended use and are stated at fair market value based on quoted market prices. The difference between amortized cost and fair value representing unrealized holding gains or losses is recorded as a component of stockholders' equity, net of tax, as accumulated other comprehensive income. Gains and losses on sales are determined on a specific identification basis.

     Fair Value of Financial Instruments - The Company's financial instruments include cash equivalents and short-term investments. Cash equivalents are stated at cost which approximates fair market value based on quoted market prices. Short-term investments are stated at fair market value based on quoted market prices.

     Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market.

     Property and Equipment - Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over estimated useful lives of three to five years. Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful lives of the related assets.

     Long-Lived Assets - The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset and its fair value based on the present value of estimated future cash flows.

     Income Taxes - The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss and tax credit carryforwards measured by applying currently enacted tax laws. A valuation allowance is provided to reduce net deferred tax assets to an amount that is more likely than not to be realized.

     Stock-Based Compensation, Net - The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and to nonemployees using the fair value method in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

     Revenue Recognition - The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. The Company generates revenue from sale of products and related services to communications service providers and through original equipment manufacturers and value added resellers.

     Product revenue is generated from the sale of communications equipment embedded with software that is essential to its functionality, and accordingly, the Company accounts for these transactions in accordance with SEC Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, and Statement of Position (SOP) 97-2, Software Revenue Recognition. Product revenue is recognized when all SAB No. 101 and SOP 97-2 criteria are met which generally occurs at the time of shipment. In multiple element arrangements where there are undelivered elements at the time of shipment, product revenue is recognized at the time of shipment as the residual value of the arrangement after allocation of fair value to the undelivered elements based on vendor specific objective evidence (VSOE). There is no VSOE on the sales of communications equipment due to the wide range in customer discounts provided by the Company.

     Service revenue is generated from the sale of installation, training and postcontract customer support (PCS) agreements related to the communications equipment. The Company also accounts for these transactions in accordance with SAB No. 101 and SOP 97-2, and as such recognizes revenue when all of the related revenue recognition criteria are met which is: (i) at the time the installation or training service is delivered; and (ii) ratably over the term of the PCS agreement. In multiple element arrangements where these services are undelivered when the communications equipment is shipped, the Company defers the fair value of these undelivered elements based on VSOE and recognizes revenue as the services are delivered. VSOE of these elements is based on stand-alone sales (including renewal rates of PCS agreements) of the services. For all periods presented service revenue has been less than 10% of total net revenue.

     The Company additionally records a provision for estimated sales returns and warranty costs at the time the product revenue is recognized.

     Research and Development - Costs incurred in research and development are charged to operations as incurred.

     Foreign Currency - The functional currency of the Company's foreign subsidiary is the U.S. dollar. Transaction and remeasurement gains and losses were not significant for any of the periods presented.

     Net Loss per Share - Basic earnings per share (EPS) excludes dilution and is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period excluding the weighted average common shares subject to repurchase. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (convertible preferred stock, common stock options and warrants using the treasury stock method) were exercised or converted into common stock. Potential common shares in the diluted EPS computation are excluded in net loss periods as their effect would be antidilutive.

     Comprehensive Loss - In accordance with SFAS No. 130, Reporting Comprehensive Income, the Company reports by major components and as a single total, the change in its net assets during the period from nonowner sources in a consolidated statement of comprehensive loss which has been included with the consolidated statements of stockholders' equity.

     New Accounting Standards - On January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The adoption of SFAS No. 133 did not have an impact on the Company's consolidated financial position, results of operations or cash flows as the Company does not utilize free-standing or embedded derivative instruments.

     In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will be tested at least annually for impairment. The Company will adopt SFAS No. 142 for its fiscal year beginning January 1, 2002. Upon adoption of SFAS No. 142, the Company will stop the amortization of intangible assets with indefinite lives (goodwill, which includes the reclass of workforce-in-place, and tradenames) with a net carrying value of $27.6 million at December 31, 2001 and annual amortization of $8.8 million that resulted from business combinations initiated prior to the adoption of SFAS No. 141. The Company has evaluated goodwill under SFAS No. 142 and has determined the adoption of this statement will not result in an impairment.

     In August 2001, the FASB issued SFAS No 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for the Company on January 1, 2002. Management believes the adoption of this statement will not have an impact on the financial position, results of operations or cash flows of the Company.

2. Short-Term Investments

     The following table presents the amortized cost and fair value of available-for-sale securities at December 31, 2000 (in thousands):



                                     Amortized     Unrealized Holding
                                        Cost             Gains            Fair Value
                                    ------------  --------------------   ------------

     Corporate debt obligations....   $34,781           $ 74                $34,855
     U.S. Government obligations...     1,898              6                  1,904
                                    ------------  --------------------   -------------
     Short-term investments........   $36,679           $ 80                $36,759
                                    ============  ====================   =============

     The Company's short-term investments at December 31, 2001 consisted of certificates of deposit in the amount of $500,000. The amortized cost of the investments is equivalent to the fair value at December 31, 2001.

     Available-for-sale   debt  securities  and   certificates  of  deposit  are
classified as current assets as all maturities are within one year.


3. Inventories

     Inventories consist of the following (in thousands):

                                             December 31,
                                        ------------------------
                                           2000          2001
                                        ----------    ----------

Raw materials and subassemblies......    $ 1,034      $ 1,783
Finished goods.......................        939        3,120
                                         -------      -------
Inventories..........................    $ 1,973      $ 4,903
                                         =======      =======

4. Property and Equipment

     Property and equipment consists of the following (in thousands):

                                                            December 31,
                                                     ------------------------
                                                         2000        2001
                                                      ----------  ----------

Computer equipment and software.................        $ 1,754     $ 3,066
Machinery and equipment.........................          2,762       4,449
Furniture and fixtures..........................            890         989
Leasehold improvements..........................            626         540
                                                        -------     -------
                                                          6,032       9,044
Accumulated depreciation and amortization.......         (1,936)     (3,773)
                                                        -------     -------
Property and equipment, net.....................        $ 4,096     $ 5,271
                                                        =======     =======

5. Acquisitions

     Woodwind Communications

     On February 27, 2001, the Company completed the acquisition of Woodwind Communications Systems, Inc. (Woodwind), a provider of voice-over-broadband network edge access solutions, based in Germantown, Maryland. The acquisition was accounted for as a purchase in accordance with APB No. 16. Under the terms of the merger agreement, the Company acquired all outstanding capital stock of Woodwind by paying $7.5 million in cash and issuing 4,148,745 shares of the Company's common stock. The Company assumed Woodwind's outstanding stock options, which, if fully vested and exercised, would result in the issuance of an additional 1,106,892 shares of the Company's common stock. The total purchase price as of February 27, 2001 has been allocated to the assets acquired and liabilities assumed based on their respective fair values as follows (in thousands):


Total purchase price:


Cash consideration .................$ 7,500
Common stock ....................... 39,465
Options assumed.....................  2,591
Acquisition expenses................    726
                                    -------

                                    $50,282
                                    =======
Purchase price allocation:

  Fair market value
  of net tangible assets
  acquired at February 27, 2001 .   $ 6,728
                                                 Economic
                                                 Life
                                                 ----
Intangible assets acquired:
  Workforce-In-Place                  1,236       3
  Tradename                             346       4
  Core technology                     3,022       4
  Current technology                    310       4
  In-process research
    and development                   5,081
  Goodwill                           35,525       4
  Deferred tax liabilities           (1,966)
                                     ------
                                    $50,282
                                    =======


     The Company recorded a one-time charge of $5.1 million in the first quarter of 2001 for purchased in-process research and development related to development projects that had not reached technological feasibility, had no alternative future use, and for which successful development was uncertain. The conclusion that the in-process research and development effort, or any material sub-component, had no alternative future use was reached in consultation with the Company's and Woodwind's management.

     The development projects, both the MX-400 (formerly known as ClariNet), and the eLink-108 (formerly known as Piccolo) are software intensive network edge products. Both projects are based on the same integrated access gateway (IAG) platform. The MX-400 is capable of providing end users with Centrex like features and is designed to operate as a PBX replacement. In addition, the MX-400 scales in multiples of 4, to a total of 12 voice lines, and can be stacked to provide coverage to 24 standard voice lines. The eLink-108 is being developed to be a lower cost alternative aimed at offices that do not need a robust feature set for future expansion and provides eight voice ports and one 10/100 Mbps Ethernet port, but retains the distributed central office architecture of the MX-400. Additionally, the Company is in the process of enhancing the MX-400 and the eLink-108 products with next generation software to enable voice over internet protocol (VoIP) capabilities as well as asynchronous transfer mode enhancements, enhanced reliability and new features. Development of the MX-400 and the eLink-108 will utilize the same software platform. At the time of acquisition, the product development was approximately 50% complete and the estimated costs to complete the development of both products was expected to be an additional $1.1 million. Management expects that products being developed will become available for sale during the next 12 months; however, no assurances can be given. The Company expects to benefit from the acquired research and development related to these products once it begins shipping. Costs incurred on the projects after the acquisition date through December 31, 2001 are approximately $630,000. Failure to reach successful completion of these projects could result in impairment of the associated capitalized intangible assets and could require the Company to accelerate the time period over which the intangibles are being amortized, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Significant assumptions that were used to determine the value of in-process technology, include the following: first, an income approach that focused on the income producing capability of the acquired technology, and best represented the presented value of the future economic benefits the Company expected to derive from them; second, forecasted net cash flows that the Company expected might result from the development effort were determined using projections prepared by the Company's management; third, a discount rate of 25% was used, based upon the estimated weighted average rate of return for Woodwind, which is consistent with the implied transaction discount rate; and fourth, a premium of 10% for the in-process technology was added to reflect the additional risk of the in-process technology, thus resulting in the use of an overall 35% discount rate.

     In accordance with FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, the Company recorded the intrinsic value, measured as the difference between the grant price and fair market value on the acquisition consummation date, of unvested options assumed in the acquisition as deferred stock compensation. Such deferred stock compensation, which aggregated $588,000, is recorded as a separate component of stockholders' equity and will be amortized over the vesting term of the related options. For the year ended December 31, 2001, the Company amortized $125,000 as stock-based compensation related to these options in the accompanying consolidated statements of operations.

     The operating results of Woodwind have been included in the accompanying consolidated statements of operations since the date of acquisition. The following selected unaudited pro forma combined results of operations for the years ended December 31, 2000 and 2001 of the Company and Woodwind have been prepared assuming that the acquisition had occurred at the beginning of the periods presented. The following pro forma financial information is not necessarily indicative of the actual results that would have occurred had the acquisition been completed at the beginning of the period indicated nor is it indicative of future operating results (in thousands, except per share data):

                                                          December 31,
                                                   ----------------------
                                                    2000          2001
                                                    ----          ----

Net revenue ....................................   $ 32,299    $ 46,898
Net loss .......................................   $(61,469)   $(47,594)
Net loss per share .............................   $  (2.98)   $  (1.26)
Shares used in calculation of net loss per share     20,616      37,790


     The pro forma results of operations give effect to certain adjustments, including amortization of purchased intangibles, goodwill and deferred stock compensation associated with the acquisition. The $5.1 million charge for purchased in-process research and development has been excluded from the pro forma results, as it is a material nonrecurring charge.


     Intellectual Property and Related Assets

     In December 2001, the Company purchased optical concentrator technology and related equipment from a related party by issuing 2,217,527 shares of the Company's common stock valued at $2.5 million on the purchase date. In addition, the Company incurred approximately $676,000 in direct acquisition expenses. The total purchase price of $3.2 million was allocated on a fair value basis resulting in $1.9 million of intellectual property (intangible assets) and $1.3 million of fixed assets. The acquired assets will be amortized over their useful lives ranging from three to four years.

6. Acquired Intangibles and Goodwill, Net

     Acquired intangibles and goodwill, net consist of the following at December 31, 2001 (in thousands):

Workforce-in-place ......   $  1,236
Tradename ...............        346
Core technology .........      3,022
Current technology ......        310
Intellectual property ...      1,859
                            --------
                               6,773
Accumulated amortization      (1,110)
                            --------
Acquired intangibles, net   $  5,663
                            ========

Goodwill ................   $ 33,559
Accumulated amortization      (7,133)
                            --------
Goodwill, net ...........   $ 26,426
                            ========

7. Restructuring

     During the year ended December 31, 2001, the Company announced and completed a restructuring plan intended to better align its operations with the changing market conditions. This plan was designed to prioritize VINA's high growth areas of business, focus on profit contribution and reduce expenses. This restructuring includes a workforce reduction and other operating reorganization. As a result of the restructuring efforts, the Company reduced its workforce by approximately 20%.

     A summary of the restructuring benefit and expenses for the year ended December 31, 2001 is as follows (in thousands):

                                                  Accrual at
                           Restructuring          December 31,
                            Provision   Utilized    2001

Workforce reduction ......   $   991    $  (945)   $    46
Stock compensation benefit    (2,569)     2,569         --
                             -------    -------    -------

Restructuring benefit, net   $(1,578)   $ 1,624    $    46
                             =======    =======    =======

     Workforce Reduction - The restructuring program resulted in the reduction of approximately 40 employees across all functions. As of December 31, 2001, the Company made $945,000 in severance and fringe benefits payments. The remaining balance of $46,000 related to severance and fringe benefits is expected to be disbursed in the first quarter of 2002.

     Stock Compensation Benefit - In connection with the workforce reduction, the Company recorded a net benefit of $2.6 million. This net benefit resulted from a $3.0 million benefit for the reversal of prior period estimated stock compensation expense on forfeited stock options offset by $431,000 of stock compensation expense resulting from the acceleration of unvested stock options in accordance with employee separation agreements.

8. Commitments and Contingencies

     The Company leases office space under various noncancelable operating leases that expire through 2007. The Company has an option to renew the primary facility lease for an additional five years at the then current market rent. Future obligations under the Company's operating leases are as follows (in thousands):


       Year Ending December 31:
              2002............................     $   1,159
              2003............................         1,087
              2004............................         1,069
              2005............................           943
              2006............................           976
              Thereafter......................           580
                                                   ---------
              Lease commitments...............     $   5,814
                                                   =========

     Rent expense incurred under the operating leases for 1999, 2000 and 2001 was $302,000, $703,000 and $1.4 million, respectively.

     The Company records rent expense under noncancelable operating leases using a straight-line method after consideration of increases in rental payments over the lease term, and records the difference between actual payments and rent expense as deferred rent included within the caption other current liabilities in the accompanying consolidated balance sheets.

     The high technology and telecommunications industry in which the Company operates is characterized by frequent claims and related litigation regarding patent and other intellectual property rights. The Company is not a party to any such litigation; however any such litigation in the future could have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows.

9. Stockholders' Equity

     Public Offering

     In August 2000, the Company completed its initial public offering of 3,450,000 shares of common stock at $12.00 per share, for net proceeds of $36.4 million.

     Convertible Preferred Stock

     In 1998, the Company issued 4,167 shares of Series D convertible preferred stock at $6.00 per share, for which the proceeds were not payable until 1999, and accordingly, the Company established a $25,000 subscription receivable at December 31, 1998.

     In 1999, the Company issued an additional 10,746 shares of Series D convertible preferred stock at $6.00 per share resulting in proceeds of $65,000.

     In 2000, the Company issued 3,404,140 shares of Series E convertible preferred stock at $7.00 per share resulting in net proceeds of $23.8 million.

     Upon completion of the initial public offering, 7,500,000 convertible preferred shares of Series A, 3,000,000 convertible preferred shares of Series B, 3,000,000 convertible preferred shares of Series C, 790,517 convertible preferred shares of Series D and 3,404,140 convertible preferred shares of Series E were converted into common stock on a one-to-one basis, resulting in the issuance of 17,694,657 shares of common stock to the then convertible preferred stockholders.

     Restricted Common Stock

     Restricted common stock issued under certain stock purchase agreements is subject to repurchase by the Company. The number of shares subject to repurchase is generally reduced over a four-year vesting period. At December 31, 2000 and 2001, 433,334 and 260,000, respectively, were subject to repurchase.

     Stockholders' Rights Plan

     During 2001, the Company's Board of Directors declared a dividend of one preferred share purchase right (a Right) for each outstanding share of common stock, of the Company. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, of the Company, at a price of $35.00 per one one-thousandth of a share, subject to certain antidilution adjustment provisions. The Rights, as amended, are exercisable in the event that a person, entity or group acquires beneficial ownership of 20% or more of the outstanding shares of VINA's common stock. The Rights will expire on the earlier of (i) July 25, 2011, (ii) consummation of a merger transaction meeting certain requirements, or (iii) redemption or exchange of the Rights by the Company. At December 31, 2001 62,013,759 Rights were outstanding.

     Common Stock - Private Placement

     During the fourth quarter of 2001, the Company completed a $14.2 million private placement equity financing. Under the subscription agreement, the Company issued 22,150,369 shares of common stock at a weighted average price of $0.64 per share. In addition, warrants to acquire 7,090,000 shares of the Company's common stock were attached to the common stock. The warrants are immediately exercisable at $1.00 per share and expire three years from the date of issuance or upon the Company's stock price exceeding predefined trading prices. All such warrants were outstanding at December 31, 2001.

     The Company allocated $2.0 million of the sales price to the warrants based on the relative fair value of the warrants. The fair value for the warrants was determined using the Black-Scholes option pricing model over the contractual term of the warrants using the following assumptions: stock volatility, 75%; risk free interest rate, 3.6% and no dividends during the expected term.

     Certain employees participated in the private placement and purchased 375,742 common shares with 120,050 attached warrants at a price below fair market value. The Company recorded the associated $289,000 of intrinsic value as stock-based compensation in 2001. The intrinsic value was measured as the difference between the equity issuance prices and their fair market values on the date of issuance.

     Net Loss Per Share

     The following is a calculation of the denominators used for the basic and diluted net loss per share computations (in thousands):

                                                     Years Ended December 31,
                                                   ---------------------------
                                                    1999     2000     2001
                                                    ----     ----     ----

Weighted average common shares
  outstanding..................................     7,728    18,927   38,239
Weighted average common shares outstanding
  subject to repurchase.........................   (2,559)   (2,460)  (1,118)
                                                   ------    ------   ------
Shares used in computation, basic and diluted...    5,169    16,467   37,121
                                                   ======    ======   ======

     During all periods presented, the Company had securities outstanding which could potentially dilute basic EPS in the future, but were excluded in the computation of diluted EPS in such periods, as their effect would have been antidilutive due to the net loss reported in such periods. Such outstanding securities consist of the following at: December 31, 1999, 14,290,517 shares of convertible preferred stock, 2,320,548 shares of common stock subject to repurchase and options to purchase 7,540,482 shares of common stock; December 31, 2000, 1,859,680 shares of common stock subject to repurchase and options to purchase 10,692,788 shares of common stock; December 31, 2001, 915,461 shares of common stock subject to repurchase and options to purchase 13,353,743 shares of common stock and warrants to purchase 7,090,000 shares of common stock.

     Stock Plans

     In July 2000, the Company adopted the 2000 Stock Incentive Plan. The 2000 Stock Incentive Plan serves as the successor equity incentive program to the Company's 1996 Stock Option/Stock Issuance Plan and the 1998 Stock Incentive Plan, as amended (the Predecessor Plans). Options outstanding under the Predecessor Plans on July 11, 2000 (9,071,061 shares) were incorporated into the 2000 Stock Incentive Plan. Such incorporated options continue to be governed by their existing terms, which are similar to the 2000 Stock Incentive Plan. Under the 2000 Stock Incentive Plan, the Company is authorized to provide awards in the form of restricted shares, stock units, options or stock appreciation rights. The number of shares reserved under this plan was 7,301,873 shares which can be increased for repurchases of unvested common shares issued under the Predecessor Plans up to a total share reserve of 10,000,000 shares. The share reserve is automatically increased on January 1 of each calendar year, beginning in 2001, by an amount equal to the lesser of: (i) 2,500,000 shares; (ii) 4% of the outstanding shares of stock of the Company on such date; or (iii) a lesser amount determined by the Company's Board of Directors (2,480,550 shares on January 1, 2002).

     Under the 2000 Stock Incentive Plan, the Company may grant options to purchase or directly issue common stock to employees, outside directors and consultants at prices not less than the fair market value at the date of grant for incentive stock options and not less than par value at the date of grant for nonstatutory stock options. These options generally expire ten years from the date of grant and are generally immediately exercisable. The Company has a right to repurchase (at the option exercise price) common stock issued under option exercises for unvested shares. The right of repurchase generally expires 25% after the first 12 months from the date of grant and then ratably over a 36-month period. Settlement and vesting terms for awards of restricted stock, stock appreciation rights, and stock units are governed by individual agreements. There were no awards of restricted stock, stock appreciation rights or stock units in 2000 and 2001.

     Stock option activity under the stock plan is summarized as follows:

                                                                         OUTSTANDING OPTIONS
                                                                  ----------------------------------

                                                                                        WEIGHTED
                                                                                         AVERAGE
                                                                      NUMBER            EXERCISE
                                                                    OF SHARES             PRICE
                                                                   -------------     ----------------

Balances at January 1, 1999 (666,807 shares vested at a weighted
   average exercise price of $0.19 per hare) .................      5,191,511            $  0.34
Granted (weighted average fair value of $3.58 per share) .....      4,411,500               0.88
Canceled .....................................................       (454,032)              0.42
Exercised ....................................................     (1,608,497)              0.38
                                                                    ---------
Balances at December 31, 1999 (1,163,408 shares vested at a
   weighted average exercise price of $0.33 per share) .......      7,540,482               0.64
Granted (weighted average fair value of $6.53 per share) .....      7,555,391               3.47
Canceled .....................................................     (1,321,112)              1.58
Exercised ....................................................     (3,081,973)              1.16
                                                                   ----------
Balances at December 31, 2000 (1,463,399 shares vested at a
   weighted average exercise price of $0.643 per share) .......    10,692,788               2.37
Granted (weighted average fair value of $1.46 per share) .....      6,802,243               1.51
Canceled .....................................................     (3,122,840)              2.74
Exercised ....................................................     (1,018,448)              0.48
                                                                   ----------
Balances at December 31, 2001 ................................     13,353,743            $  1.99
                                                                   ===========


     At December 31, 2001, the Company had 4,132,334 shares available for future grants under the 2000 Stock Incentive Plan.

     Additional information regarding options outstanding at December 31, 2001 is as follows:





                                          OPTIONS OUTSTANDING                                VESTED OPTIONS
                          -----------------------------------------------------     ---------------------------------


                                         WEIGHTED
                                         AVERAGE           WEIGHTED                                         WEIGHTED
                                        REMAINING          AVERAGE                                          AVERAGE
    RANGE OF                NUMBER     CONTRACTUAL         EXERCISE                     NUMBER              EXERCISE
 EXERCISE PRICES         OUTSTANDING   LIFE (YEARS)         PRICE                       VESTED                PRICE
 --------------          -----------   -----------         -------                      ------              -------
$0.13 - $0.25               477,089         5.8             $ 0.21                      472,380               $0.21
$0.35 - $0.73             2,137,299         8.6               0.59                      564,162                0.55
$1.00 - $2.03             7,938,298         8.6               1.35                    1,865,223                1.26
$2.66 - $6.50             2,767,057         8.7               5.05                      743,987                5.14
$16.50                       34,000         8.7              16.50                       10,624               16.50
                          ---------                                                   ---------

$0.13 - $16.50           13,353,743         8.5             $ 1.99                    3,656,376               $1.85
                         ==========                                                   =========



     Employee Stock Purchase Plan

     In July 2000, the Company adopted the 2000 Employee Stock Purchase Plan (the ESPP). Under the ESPP, eligible employees are allowed to have salary withholdings of up to 10% of their base compensation to purchase shares of common stock at a price equal to 85% of the lower of the market value of the stock at the beginning or end of defined purchase periods. Offering periods commence on February 1 and August 1 of each year. One million eighty thousand shares of common stock are reserved for issuance under ESPP and will be increased on the first day of each fiscal year, the lesser of: (a) 80,000 shares; (b) 1% of the Company's outstanding common stock on the day of the increase; or (c) a lesser number of shares determined by the Company's Board of Directors (80,000 shares on January 1, 2002).

     Shares issued under the ESPP were 287,749 in 2001 at a weighted average price of $2.64 per share. The weighted average fair value of such shares was $1.12 per share. There were 792,251 number of shares available for future issuance under this plan at December 31, 2001.

     Stock Compensation

     As discussed in Note 1, the Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25. Accordingly, the Company records deferred stock compensation equal to the difference between the grant price and deemed fair value of the Company's common stock on the date of grant. The deferred stock compensation is reduced by forfeitures of unvested common stock options. Such net deferred stock compensation aggregated $15.1 million, $36.4 million and a reduction of $9.6 million in 1999, 2000 and 2001, respectively, and is being amortized to expense over the vesting period of the options, generally four years, using a multiple option award valuation approach, which results in accelerated amortization of the expense. Amortization of deferred stock compensation is presented net of forfeitures of unvested previously amortized stock compensation. Amortization of deferred stock compensation, net of forfeitures was $4.6 million, $23.5 million and $10.3 million in 1999, 2000, and 2001 respectively.

     In 1999, the Company issued 800,000 shares of common stock to a director at $0.60 per share resulting in proceeds of $480,000. The Company has a right of repurchase on such shares at the original issuance price upon termination of employment. The right of repurchase expires over four years with certain predefined events triggering accelerated vesting. The Company recorded $2.7 million of deferred stock compensation equal to the difference between the purchase price and deemed fair value of the Company's common stock on the date of issuance. Such deferred stock compensation is amortized to expense over the vesting period using a multiple award option valuation approach.

     During 1999, 2000 and 2001, the Company issued nonstatutory options to nonemployees for the purchase of 23,000, 115,141 and 12,200 shares of common stock at weighted average exercise prices of $0.84, $3.39 and $1.25 per share, respectively. Such options were issued for services provided by the nonemployees and were immediately vested and exercisable. Accordingly, the Company recorded the $99,000, $635,000 and $4,000 fair values of such awards (using the Black-Scholes option pricing model), respectively, as stock-based compensation which was expensed on the date of grant.

     Additional Stock Plan Information

     Since the Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, SFAS No. 123 requires the disclosure of pro forma net income (loss) and EPS had the Company adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. The Company's calculations were made using the Black-Scholes option pricing model which requires subjective assumptions, including expected time to exercise and future stock price volatility, which greatly affects the calculated values. The following weighted average assumptions were used to calculate the fair value of employee awards under the Company's option plans: expected life, 3.1 years in 1999, 3.2 years in 2000 and
3.2 years in 2001;  volatility,  0% in 1999,  29% in 2000 and 75% in 2001;  risk free interest rate, 6% in 1999, 6.4% in 2000 and 4.2% in 2001; and no dividends during the expected term. The Company's fair value calculations on stock-based awards under the ESPP in 2001 were also made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, six months; volatility, 75%; risk free interest rate of 3.74%; and no dividends during the expected term. The Company's calculations are based on a multiple option award valuation and amortization approach, which results in accelerated amortization of the expense. Forfeitures are recognized as they occur. If the computed fair values of the employee awards had been amortized to expense over the vesting period of the awards, the Company's pro forma net loss would have been $17.4 million ($3.36 per share, basic and diluted) in 1999, $44.2 million ($2.69 per share, basic and diluted) in 2000 and $53.7 million ($1.45 per share, basic and diluted) in 2001.

10. Income Taxes

     The Company recorded no income tax benefit or provision in any of the periods presented. The difference between the recorded amounts is reconciled to the federal statutory rate as follows (in thousands):


                                              1999        2000        2001
                                          -----------------------------------

Federal statutory tax benefit at 35%.....   $ (5,977)   $ (15,166)  $ (16,764)
State tax benefit........................       (981)      (2,490)       (800)
Research and development credits.........       (391)        (774)       (400)
Nondeductible stock compensation.........       1,921       9,848       4,249
In process research and development......          --          --       2,043
Amortization of goodwill and intangible
  assets.................................          --          --       3,313

Change in valuation allowance............       5,124       8,973       7,779
Other....................................         304        (391)        580
                                          ------------------------------------
Income taxes.............................  $       --     $    --    $     --
                                          ====================================

     The components of net deferred tax assets are as follows (in thousands):

                                                             December 31,
                                                      -------------------------
                                                         2000          2001
                                                         ----          ----

Deferred tax assets:
   Accruals and reserves not currently deductible...    $ 1,145      $ 2,730
   Net operating loss carryforwards.................     15,671       26,231
   Tax credit carryforwards.........................      2,233        2,423
   Identified acquisition intangibles...............         --       (1,626)
   Other............................................        643          937
                                                       --------     --------
                                                         19,692       30,695
Valuation allowance.................................    (19,692)     (30,695)
                                                       --------     --------

Net deferred tax assets.............................    $    --      $    --
                                                       ========     ========

     Due to the Company's lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by approximately $8.0 million during 2001. Approximately $3.2 million attributable to the Company's merger with Woodwind.

     As of December 31, 2001, the Company had available for carryforward net operating losses for federal and state income tax purposes of approximately $72.0 million and $26.0 million, respectively. Net operating losses of approximately $1.3 million and $800,000 for federal and state tax purposes, respectively, attributable to the tax benefit relating to the exercise of nonqualified stock options and disqualifying dispositions of incentive stock options are excluded from the components of deferred income tax assets. The tax benefit associated with this net operating loss will be recorded as an adjustment to stockholders' equity when the Company generates taxable income. Federal net operating loss carryforwards will expire, if not utilized, in 2011 through 2021. State net operating loss carryforwards will expire, if not utilized, in 2002 through 2006.

     As of December 31, 2001, the Company had available for carryforward research and experimentation tax credits for federal and state income tax purposes of approximately $1.4 million and $800,000, respectively. Federal research and experimentation tax credit carryforwards expire in 2011 through 2021. The Company also had approximately $200,000 in California manufacturers investment credits.

     Current federal and California tax laws include substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Use of approximately $9.0 million of the net operating loss carryforward of Woodwind from periods prior to the merger with the Company is limited to approximately $2.8 million per year. The Company's ability to utilize other net operating loss and tax credit carryforwards may be further limited as a result of an ownership change. Such a limitation could result in the expiration of carryforwards before they are utilized.

11. Customer Concentrations

     The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of accounts receivable or net revenue:

                          Accounts Receivable              Net Revenue
                          ------------------      ----------------------------
                              December 31,           Years Ended December 31,
                          ------------------      ----------------------------

       CUSTOMER              2000     2001         1999       2000      2001
       --------              ----     ----         ----       ----      ----
A  ................            -       22%           -         -          -
B  ................           16%      10%          46%       31%        42%
C  ................           19%       -            -         -          -
D  ................            -       26%           -         -          -
E  ................           46%      23%           -        28%        20%
F  ................            -        -            -         -         12%
G  ................            -       16%           -         -          -


12. Employee Benefit Plan

     The Company has a 401(k) tax deferred savings plan to provide for retirement of employees meeting certain eligibility requirements. Employee contributions are limited to 20% of their annual compensation subject to IRS annual limitations. The Company may make contributions at the discretion of the Board of Directors. There were no discretionary employer contributions to the 401(k) plan in 1999, 2000 or 2001.

13. Segment Information

     As defined by the requirements of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Company operates in one reportable segment: the design, development, marketing and sale of multiservice broadband access communications equipment. International sales were insignificant for all periods presented. The Company's chief operating decision maker is its chief executive officer.

14. Subsequent Event

     On January 7, 2002, the Company collected the common stock subscription receivable outstanding at December 31, 2001 of $9.6 million.

15. Selected Consolidated Quarterly Financial Results (Unaudited)

     The following tables set forth selected unaudited quarterly results of operations for the years ended December 31, 2000 and 2001 (in thousands, except per share amounts):



                                                                   Quarter Ended
                               ---------------------------------------------------------------------------------
                               Mar. 31,  June 30,  Sept. 30, Dec. 31,  Mar. 31,  June 30,  Sept. 30, Dec. 31,
                                 2000      2000      2000      2000      2001      2001      2001      2001
                               -------   -------   --------  --------  -------   -------   --------  --------
Net revenue .................. $ 5,187   $ 6,869   $ 9,174   $ 10,848  $11,029   $12,028   $13,010   $10,829

Gross profit (excluding
   stock-based compensation)..   1,948     2,649     3,723      4,518    2,783     4,958     5,211      4,393

Loss from operations .........  (7,931)  (11,923)  (12,927)   (12,283) (19,188)  (12,378)   (7,496)   (10,217)
Net loss .....................  (7,805)  (11,653)  (12,442)   (11,432) (18,576)  (11,998)   (7,219)   (10,103)
Net loss per share, basic and
   diluted ................... $ (1.12)  $ (1.50)  $ (0.60)  $  (0.37) $ (0.57)  $ (0.34)  $ (0.20)  $  (0.23)
Shares used in computation,
   basic and diluted..........   6,958     7,794    20,571     30,545   32,783    35,589    36,139     43,974



                                    * * * * *

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13. Other Expenses of Issuance and Distribution

     The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee..............................         $   9,392
Accounting fees and expenses......................            75,000
Legal fees and expenses...........................            50,000
Miscellaneous fees and expenses...................            30,000
                                                           ---------
         Total....................................         $ 164,392
                                                           =========


Item 14. Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). The Registrant's Restated Certificate of Incorporation and Registrant's Bylaws provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with our directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

Item 15. Recent Sales of Unregistered Securities

     (a) On various dates between January 1999 and August 2000 the Registrant issued 4,536,753 shares of its common stock to approximately 126 employees, consultants and directors pursuant to the exercise of options granted under its 1996 and 1998 Stock Plans. The exercise prices per share ranged from $0.125 to $7.00, for an aggregate consideration of $4,212,007.

     (b) In October 1998 and April 1999 the Registrant issued and sold 790,517 shares of Series D preferred stock to a total of 24 investors. The per share price was $6.00, for an aggregate consideration of $4,743,102.

     (c) In January, February and March 2000 the Registrant issued and sold 3,404,140 shares of Series E preferred stock to a total of 34 investors. The per share price was $7.00, for an aggregate consideration of $23,828,980.

     (d) On June 1, 1999, the Registrant issued 800,000 shares of its common stock to W. Michael West at a per share price of $.60, for an aggregate consideration of $480,000.

     (e) In April 2000 the Registrant issued and sold 20,000 shares of common stock to a consultant under our stock plan at a per share price of $7.00 for an aggregate consideration of $140,000.

     (f) In October 2001 the Registrant issued and sold an aggregate 5,619,037 shares of its common stock and warrants to purchase 1,795,283 shares of its common stock to a total of 7 investors, including members of its management and affiliates of its board of directors, at a per share price of $.639 per share for an aggregate purchase price of $3.6 million. The exercise price of the warrants is $1.00 per share.

     (g) In December 2001 the Registrant issued and sold 15,006,942 shares of its common stock and warrants to purchase 4,794,717 shares of its common stock to a total of 7 investors, including members of its management and affiliates of its directors, at a per share price of $.639 for an aggregate purchase price of $9.6 million. The exercise price of the warrants is $1.00 per share.

     (h) In December 2001 the Registrant issued and sold to one investor 1,524,390 shares of its common stock and warrants to purchase 500,000 shares of its common stock at a purchase price of $.656 per share for an aggregate purchase price of $1.0 million. The exercise price of the warrants is $1.00 per share.

     (i) In December 2001 the Registrant issued an aggregate of 2,217,527 shares of its common stock to two Sierra Ventures entities pursuant to an agreement and plan of merger.

     The sales of the above securities were considered to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

     (a)  Exhibits

   Exhibit
    No.           Exhibit
    ---           -------

   2.1 Agreement and Plan of Merger, dated as of October 30, 2000, by and among the Registrant, WCS Acquisition Subsidiary, Inc. and Woodwind Communications Systems, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 5, 2001 (File No. 000-31903)).

   2.2 Agreement and Plan of Merger, dated as of October 17, 2001 by and between the Registrant and MOS Acquisition Corporation.

   3(i)   Amended  and  Restated  Certificate  of  Incorporation  of  Registrant
          (incorporated   by  reference  to  Exhibit  3(i).2  to  the  Company's
          Registration Statement on Form S-1 (File No. 333-36398)).

   3(ii) Bylaws of the Registrant, as amended (incorporated by reference to Exhibit 3(ii).2 to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

   4.1 Form of Common Stock Certificate (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

   4.2.1 Rights Agreement dated as of July 25, 2001 by and between the Registrant and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on July 25, 2001 (File No. 000-31903)).

   4.2.2 Amendment No. 1 to Rights Agreement dated as of October 17, 2001 by and between the Registrant and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company's Amendment No. 1 to Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 24, 2001 (File No. 000-31903)).

   4.3.1 Securities Purchase Agreement dated as of October 17, 2001 by and among the Registrant and the Investors named therein (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001 (File No. 000-31903)).

   4.3.2 Securities Purchase Agreement dated as of October 19, 2001 by and between the Registrant and Whitman Partners, L.P. (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001 (File No. 000-31903)).

   4.4 Stockholders' Agreement dated as of October 17, 2001 by and among the Company and the stockholders listed on the signature pages thereto. ( incorporated by reference to Exhibit 4.2 to the Company's Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001 (File No. 000-31903)).

    5.1*  Opinion of Pillsbury Winthrop LLP

   10.1 1996 Stock Plan and form of agreements thereunder (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

   10.1.2 Amended and Restated 1998 Stock Plan and form of agreements thereunder (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

   10.1.3 2000 Employee Stock Purchase Plan (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

   10.1.4 2000 Stock Incentive Plan (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

   10.1.5 Agreement under the 2000 Stock Incentive Plan (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

   10.1.6 1999 Stock  Option Plan of  Woodwind  Communications  Systems,  Inc.
          (incorporated   by   reference   to  Exhibit  4.1  of  the   Company's
          Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 27, 2001 (File No. 333-56260)).

   10.1.7 2000 Stock  Option Plan of  Woodwind  Communications  Systems,  Inc.
          (incorporated   by   reference   to  Exhibit  4.1  of  the   Company's
          Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 27, 2001 (File No. 333-56256)).

   10.2+ General Agreement for the Procurement of Products and Service and the Licensing of Software dated April 28, 1999 between the Registrant and Lucent Technologies, Inc. (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

   10.3 Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

   10.4.1 Offer letter by and between the Registrant and Thomas J. Barsi dated July 1, 1996.

   10.4.2 Offer  letter  by  and  between  the   Registrant  and  Stanley  E.
          Kazmierczak dated May 24, 1999.

   10.4.3 Offer letter by and between the Registrant and Steven M. Bauman dated August 16, 1999.

   10.4.4 Offer letter by and between the Registrant and T. Diane Pewitt dated January 21, 2000.

   10.4.5 Offer letter by and between the Registrant and C. Reid Thomas dated April 7, 2000.

   10.4.6 Offer letter by and between the Registrant and Julie P. Cotton dated June 8, 2000.

   10.5 Settlement Agreement and Release by and between the Registrant and Joshua W. Soske dated July 17, 2001.

   23.1   Independent Auditors' Consent.

   23.2   Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).

   24.1   Power of Attorney (see page II-6 of this Form S-1).

     * To be filed by amendment

     + Confidential treatment requested as to certain portions of this exhibit from the SEC. The omitted portions have been filed separately with the SEC.




     (b) Consolidated Financial Statement Schedules

     The following consolidated financial statement is filed as part of this registration statement and should be read in conjunction with the consolidated financial statements.

                                                                          Page
                                                                          ----

     Schedule II-- Valuation & Qualifying Accounts                         S-2

     Schedules other than those referred to above have been omitted because they are not applicable or not required or because the information is included elsewhere in the consolidated financial statements or the notes thereto.

     Item 17. Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) To file, during any period in which offers or sales are being made; a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

               (iii)To include  any  material  information  with  respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of California, on the 15 day of February 2002.

                                                VINA TECHNOLOGIES, INC.

                                        By          /s/ STEVEN M. BAUMAN
                                           -----------------------------------
                                                       STEVEN M. BAUMAN
                                           President and Chief Executive Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven M. Bauman and Stanley E. Kazmierczak, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


     Name                                       Title                               Date
     ----                                       -----                               ----



   /s/ Steven M. Bauman           President and Chief Executive Officer         February 15, 2002
------------------------------   (Principal Executive Officer) and Director
    Steven M. Bauman


/s/ Stanley E. Kazmierczak        Vice President, Finance and Administration    February 15, 2002
------------------------------    and Chief Financial Officer (Principal
 Stanley E. Kazmierczak           Financial and Accounting Officer)



   /s/ Jeffrey M. Drazan          Director                                      February 15, 2002
------------------------------
     Jeffrey M. Drazan


    /s/ John F. Malone            Director                                      February 15, 2002
------------------------------
      John F. Malone


   /s/ Philip J. Quigley          Director                                      February 15, 2002
------------------------------
     Philip J. Quigley


      /s/ Paul Scott              Director                                      February 15, 2002
------------------------------
        Paul Scott


    /s/ Joshua W. Soske           Director                                      February 15, 2002
------------------------------
      Joshua W. Soske


    /s/ W. Michael West           Director                                      February 15, 2002
------------------------------
      W. Michael West


                    INDEPENDENT AUDITORS' REPORT ON SCHEDULE

To the Board of Directors and Stockholders of VINA Technologies, Inc.:

We have audited the consolidated balance sheets of VINA Technologies, Inc. and its subsidiaries (the Company) as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2001, and have issued our report thereon dated January 21, 2002 (included elsewhere in this registration statement). Our audits also included the consolidated financial statement schedule listed in Item 16(b) of this registration statement. The consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


DELOITTE & TOUCHE LLP
San Jose, California
January 21, 2002

                             VINA TECHNOLOGIES, INC.

                                   SCHEDULE II
                        VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

                                                        Balance at      Charged to     Deductions-
                                                       beginning of     costs and      write-offs      Balance at
                                                          period         expenses      of accounts    end of period
                                                          ------         --------      -----------    -------------

Allowance for doubtful accounts and sales returns
Year ended
   December 31, 2001..............................         $335            $222           $100             $457
   December 31, 2000..............................          221             131             17              335
   December 31, 1999..............................          109             131             19              221


Accrued warranty:
Year ended
   December 31, 2001..............................         $686             $68             $58             $696
   December 31, 2000..............................          449             393             156              686
   December 31, 1999..............................          152             410             113              449


Inventory reserves:
Year ended
   December 31, 2001..............................         $110            $577            $224             $463
   December 31, 2000..............................           90              31              11              110
   December 31, 1999..............................            -              90               -               90


                                  EXHIBIT INDEX

  Exhibit
   No.           Exhibit
   ---           -------

  2.1 Agreement and Plan of Merger, dated as of October 30, 2000, by and among the Registrant, WCS Acquisition Subsidiary, Inc. and Woodwind Communications Systems, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 5, 2001 (File No. 000-31903)).

  2.2 Agreement and Plan of Merger, dated as of October 17, 2001 by and between the Registrant and MOS Acquisition Corporation.

  3(i)   Amended  and  Restated  Certificate  of  Incorporation  of  Registrant
         (incorporated   by  reference  to  Exhibit  3(i).2  to  the  Company's
         Registration Statement on Form S-1 (File No. 333-36398)).

  3(ii) Bylaws of the Registrant, as amended (incorporated by reference to Exhibit 3(ii).2 to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

  4.1 Form of Common Stock Certificate (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

  4.2.1 Rights Agreement dated as of July 25, 2001 by and between the Registrant and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on July 25, 2001 (File No. 000-31903)).

  4.2.2 Amendment No. 1 to Rights Agreement dated as of October 17, 2001 by and between the Registrant and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company's Amendment No. 1 to Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 24, 2001 (File No. 000-31903)).

  4.3.1 Securities Purchase Agreement dated as of October 17, 2001 by and among the Registrant and the Investors named therein (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001 (File No. 000-31903)).

  4.3.2 Securities Purchase Agreement dated as of October 19, 2001 by and between the Registrant and Whitman Partners, L.P. (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001 (File No. 000-31903)).

  4.4 Stockholders' Agreement dated as of October 17, 2001 by and among the Company and the stockholders listed on the signature pages thereto. ( incorporated by reference to Exhibit 4.2 to the Company's Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001 (File No. 000-31903)).

   5.1*  Opinion of Pillsbury Winthrop LLP

  10.1 1996 Stock Plan and form of agreements thereunder (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

  10.1.2 Amended and Restated 1998 Stock Plan and form of agreements thereunder (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

  10.1.3 2000 Employee Stock Purchase Plan (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

  10.1.4 2000 Stock Incentive Plan (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

  10.1.5 Agreement under the 2000 Stock Incentive Plan (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

  10.1.6 1999 Stock  Option Plan of  Woodwind  Communications  Systems,  Inc.
         (incorporated   by   reference   to  Exhibit  4.1  of  the   Company's
         Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 27, 2001 (File No. 333-56260)).

  10.1.7 2000 Stock  Option Plan of  Woodwind  Communications  Systems,  Inc.
         (incorporated   by   reference   to  Exhibit  4.1  of  the   Company's
         Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 27, 2001 (File No. 333-56256)).

  10.2+ General Agreement for the Procurement of Products and Service and the Licensing of Software dated April 28, 1999 between the Registrant and Lucent Technologies, Inc. (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

  10.3 Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-36398)).

  10.4.1 Offer letter by and between the Registrant and Thomas J. Barsi dated July 1, 1996.

  10.4.2 Offer  letter  by  and  between  the   Registrant  and  Stanley  E.
         Kazmierczak dated May 24, 1999.

  10.4.3 Offer letter by and between the Registrant and Steven M. Bauman dated August 16, 1999.

  10.4.4 Offer letter by and between the Registrant and T. Diane Pewitt dated January 21, 2000.

  10.4.5 Offer letter by and between the Registrant and C. Reid Thomas dated April 7, 2000.

  10.4.6 Offer letter by and between the Registrant and Julie P. Cotton dated June 8, 2000.

  10.5 Settlement Agreement and Release by and between the Registrant and Joshua W. Soske dated July 17, 2001.

  23.1   Independent Auditors' Consent.

  23.2   Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).

  24.1   Power of Attorney (see page II-6 of this Form S-1).

    * To be filed by amendment

    + Confidential treatment requested as to certain portions of this exhibit from the SEC. The omitted portions have been filed separately with the SEC.